Exhibit 99.1

ANNUAL INFORMATION FORM
Financial Year Ended November 30, 2020

February 24, 2021

BASIS OF PRESENTATION

In this Annual Information Form, or AIF:

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references to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our” and “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis, unless otherwise indicated or unless the context requires otherwise;

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EGRIFTA® (tesamorelin for injection) and EGRIFTA SV® (tesamorelin for injection) refer to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTA is our registered trademark in Canada and EGRIFTA SV is our registered trademark in the United States and these marks are used in those countries to commercialize tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.

•	tesamorelin refers to the use of our tesamorelin compound for the potential treatment of nonalcoholic steatohepatitis, or NASH, in the general population and for other diseases;

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Trogarzo® (Ibalizumab-uiyk) refers to the humanized monoclonal antibody ibalizumab indicated (i) in the United States, for the treatment of human immunodeficiency virus type 1, or HIV-1, infection in heavily treatment-experienced adults with multidrug-resistant HIV-1 infection failing their current antiretroviral regimen and, (ii) in Europe, in combination with other antiretroviral(s), for the treatment of adults infected with multidrug resistant HIV-1 infection for whom it is otherwise not possible to construct a suppressive antiviral regimen. Trogarzo is a registered trademark of TaiMed Biologics, Inc. and is under licence to us for use in the United States, Canada and the European Union.

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THERA Patient Support® is our registered trademark in the United States and it refers to our patients and physicians service desk providing support to these people in connection with our commercialized products.

•	References to “$” and “US$” are to U.S. dollars and references to “CA$” or “CAD” are to Canadian dollars;

•	all information is provided as of February 24, 2021, except where otherwise stated.

FORWARD-LOOKING STATEMENTS

This AIF contains forward-looking statements and forward-looking information within the meaning of applicable securities laws that are based on our management’s belief and assumptions and on information currently available to our management, collectively, “forward-looking statements”. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “intend”, “potential”, “continue” and similar expressions intended to identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding the commercialization of EGRIFTA SV® and Trogarzo®;

•	our ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States;

•	our capacity to meet supply and demand for our products;

•	the market acceptance of EGRIFTA SV® and Trogarzo® in the United States;

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the continuation of our collaborations and other significant agreements with our existing commercial partners and third-party suppliers and our ability to establish and maintain additional collaboration agreements;

•	our success in continuing to seek and in maintaining reimbursement for EGRIFTA SV® and Trogarzo® by third-party payors in the United States;

•	the success and pricing of other competing drugs or therapies that are or may become available;

•	our ability to protect and maintain our intellectual property rights in EGRIFTA®, EGRIFTA SV® and tesamorelin;

•	our success in obtaining reimbursement for Trogarzo® in countries of the European Union and the United Kingdom;

•	our ability and capacity to launch and successfully commercialize Trogarzo® in various countries of the European Union and the United Kingdom;

•	the approval of a new formulation of tesamorelin, or F8 Formulation, by the United States Food and Drug Administration, or FDA;

•	our capacity to develop a multi-dose pen injector, or Pen, for use with the F8 Formulation;

•	our capacity to conduct a Phase 3 clinical trial using tesamorelin for the treatment of NASH in the general population;

•	our capacity to conduct a Phase 1 clinical trial using our peptide-drug conjugate TH1902 in various types of cancers;

•	our capacity to pursue the development of our other peptide-drug conjugates in the field of oncology;

•	our capacity to acquire or in-license new products and/or compounds;

•	our expectations regarding our financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes;

•	our estimates regarding our capital requirements; and

•	our ability to meet the timelines set forth herein.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed in or implied by the forward-looking statements. Certain assumptions made in preparing the forward-looking statements include that:

•	the current pandemic and the measures implemented to control it will have limited material adverse effect on our operations;

•	the vaccines recently developed to thwart the coronavirus will be safe and effective at combatting the coronavirus in its current form and in any variant form thereof;

•	sales of EGRIFTA SV® and Trogarzo® in the United States will increase over time;

•	our commercial practices in the United States, Canada and the countries of the European Union where we commercialize our products will not be found to be in violation of applicable laws;

•	the long-term use of EGRIFTA®, EGRIFTA SV® and Trogarzo® will not change their respective current safety profile;

•	no recall or market withdrawal of EGRIFTA®, EGRIFTA SV® and Trogarzo® will occur;

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no laws, regulation, order, decree or judgment will be passed or issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA®, EGRIFTA SV® and Trogarzo® in countries where such products are commercialized;

•	continuous supply of EGRIFTA®, EGRIFTA SV® and Trogarzo® will be available;

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our relations with third-party suppliers of EGRIFTA®, EGRIFTA SV® and Trogarzo® will be conflict-free and such third-party suppliers will have the capacity to manufacture and supply EGRIFTA®, EGRIFTA SV® and Trogarzo® to meet market demand on a timely basis;

•	no biosimilar version of tesamorelin will be approved by the FDA;

•	our intellectual property will prevent companies from commercializing biosimilar versions of tesamorelin in the United States;

•	Trogarzo® will be added to the list of reimbursed drugs by countries of the European Union and the United Kingdom;

•	the FDA will approve the F8 Formulation and the use of the Pen with the F8 Formulation;

•	we will agree with the FDA on a final Phase 3 clinical trial design to begin studying tesamorelin for the treatment of NASH in the general population;

•	we will succeed in recruiting patients and in conducting our Phase 3 clinical trial studying tesamorelin for the treatment of NASH in the general population;

•	we will succeed in recruiting and in conducting our Phase 1 clinical trial studying TH1902 in various types of cancers;

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we will have the financial means to conduct a Phase 3 clinical trial studying tesamorelin for the treatment of NASH in the general population and a Phase 1 clinical trial studying TH1902 in various types of cancers;

•	our research and development activities will yield positive results;

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the data obtained from our market research on the potential market for the treatment of NASH in the general population and on the potential market for Trogarzo® in the United States and in the European Union are accurate;

•	our European infrastructure is adequate to successfully launch and commercialize Trogarzo® in key European countries;

•	the timelines set forth herein will not be materially adversely impacted by unforeseen events that could arise as of the date of this AIF; and

•	our business plan will not be substantially modified.

Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these risks and uncertainties, the forward-looking statements and circumstances discussed in this AIF may not occur, and you should not place undue reliance on these forward-looking statements. We discuss many of our risks in greater detail under “Item 3 - Risk Factors” (below) but additional risks and uncertainties, including those that we do not know about or that we currently believe are immaterial, may also adversely affect the forward-looking statements, our business, financial condition and prospects. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this AIF. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law. We qualify all of the information presented in this AIF, and particularly our forward-looking statements, with these cautionary statements.

TABLE OF CONTENTS

SELECTED EVENTS IN FISCAL YEAR 2020 AND OUTLOOK		6
ITEM 1	CORPORATE STRUCTURE	8
1.1	NAME, ADDRESS AND INCORPORATION	8
1.2	SUBSIDIARIES	8
ITEM 2	OUR BUSINESS	9
2.1	OVERVIEW	9
2.2	THREE-YEAR HISTORY	10
2.3	OUR 2021 BUSINESS STRATEGY AND OBJECTIVES	14
2.4	PRODUCTS	15
2.5	COMMERCIALIZATION ACTIVITIES	18
2.6	RESEARCH AND DEVELOPMENT ACTIVITIES	24
2.7	COMPETITION	30
2.8	GOVERNMENT REGULATION	31
2.9	PHARMACEUTICAL PRICING AND REIMBURSEMENT	35
2.10	INTELLECTUAL PROPERTY	37
2.11	EMPLOYEES	41
2.12	FACILITIES	41
2.13	ENVIRONMENT	41
ITEM 3	RISK FACTORS	42
3.1	RISKS RELATED TO THE COVID-19 PANDEMIC	42
3.2	RISKS RELATED TO THE COMMERCIALIZATION OF OUR PRODUCTS	42
3.3	RISKS RELATED TO RESEARCH AND DEVELOPMENT ACTIVITIES	48
3.4	RISKS RELATED TO OUR INTELLECTUAL PROPERTY	53
3.5	REGULATORY RISKS	55
3.6	LITIGATION RISKS	57
3.7	GEO-POLITICAL RISKS	58
3.8	OTHER RISKS RELATED TO OUR BUSINESS	59
3.9	RISKS RELATED TO OUR COMMON SHARES	63
ITEM 4	DIRECTORS AND EXECUTIVE OFFICERS	65
4.1	DIRECTORS	65
4.2	AUDIT COMMITTEE	73
4.3	EXECUTIVE OFFICERS	74
4.4	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	76
4.5	SECURITIES HELD BY THE DIRECTORS AND EXECUTIVE OFFICERS	77
ITEM 5	INTERESTS OF EXPERTS	78
ITEM 6	SECURITIES OF THE COMPANY	79
6.1	AUTHORIZED SHARE CAPITAL	79
6.2	DIVIDEND POLICY	79
6.3	TRANSFER AGENT AND REGISTRAR	79
ITEM 7	MARKET FOR SECURITIES	80
7.1	PRICE RANGE AND TRADING VOLUME	80
7.2	PRIOR SALES	81
ITEM 8	LEGAL PROCEEDINGS	82
ITEM 9	MATERIAL CONTRACTS	83
ITEM 10	ADDITIONAL INFORMATION	89
APPENDIX A – AUDIT COMMITTEE CHARTER		90

SELECTED EVENTS IN FISCAL YEAR 2020 AND OUTLOOK

The following summary highlights selected events that occurred in the fiscal year 2020 up to the date of this AIF as well as our business objectives described elsewhere in this AIF for the fiscal year 2021. This summary does not contain all of the information about us and you should carefully read the entire AIF, including the section entitled “Risk Factors”.

Commercial Events

•	Record consolidated net revenues in a financial quarter (4th) and in a full fiscal year;

•	Launch of Trogarzo® in Germany;

•	Appointment of a new President and Chief Executive Officer; and

•	Appointment of two (2) new independent directors to our board of directors.

Regulatory Events

•	Filing of an investigational new drug, or IND, application with the FDA for a Phase 3 clinical trial studying tesamorelin for the treatment of NASH in the general population;

•	Receipt of “Study May Proceed” letter from the FDA for our Phase 3 clinical trial studying tesamorelin for the treatment of NASH in the general population;

•	Filing of an IND application with the FDA for a Phase 1 clinical trial studying TH1902 in various types of cancers;

•	Receipt of “Study May Proceed” letter from the FDA for our Phase 1 clinical trial studying TH1902 in various types of cancers; and

•	FDA’s grant of “Fast Track” designation to TH1902.

Research and Development Events

•	Completion of bioequivalence study with the F8 Formulation; and

•	Initiation of the development of the Pen for the F8 Formulation.

2021 Business Objectives

•	We intend to continue growing our revenues in the United States from sales of EGRIFTA SV® and Trogarzo®;

•	We intend to successfully obtain reimbursement for Trogarzo® in key European countries and launch Trogarzo® in some of these countries;

•	We intend to initiate a Phase 3 clinical trial studying tesamorelin for the treatment of NASH in the general population by the end of the third quarter of calendar year 2021;

•	We intend to initiate a Phase 1 clinical trial studying TH1902 in various types of cancers in the second quarter of calendar year 2021;

•	We intend to continue pursuing potential product acquisitions, in-licensing transactions or other opportunities complementary to our business; and

•	We plan on managing our financial position to ensure we can successfully execute on our 2021 business strategy and objectives.

ITEM 1         CORPORATE STRUCTURE

1.1                   NAME, ADDRESS AND INCORPORATION

We were incorporated under Part IA of the Companies Act (Québec), or CAQ, on October 19, 1993 under the name Theratechnologies Inc. We amended our articles on October 20, 1993 by repealing the restrictions applicable to private companies. On December 6, 1993, we again amended our articles to increase the number of directors and to modify our share capital. On March 26, 1997, we further modified our share capital to consist of an unlimited number of common shares and an unlimited number of preferred shares. Finally, on June 21, 2011, we amended our articles to give the power to our directors to appoint a number of additional directors equal to 33.33% of the number of directors elected at the last shareholders meeting preceding any appointment.

On February 14, 2011, the CAQ was abrogated and replaced by the Business Corporations Act (Québec), or BCA, and companies governed by Part IA of the CAQ such as us became business corporations governed by the BCA. Accordingly, we did not have to file articles of continuation or amend our existing corporate articles. The BCA was applicable immediately without having to complete any formalities.

Our common shares are listed on the Toronto Stock Exchange, or TSX, under the symbol “TH” and on the U.S. NASDAQ stock market, or NASDAQ, under the symbol “THTX”. See Item 6.1 for a complete description of our authorized share capital.

Our head office and principal place of business are located at 2015 Peel Street, 11th Floor, Montreal, Québec, Canada H3A 1T8. Our phone number is (514) 336-7800. Our website is www.theratech.com. The information contained on our website is not part of this AIF.

1.2                SUBSIDIARIES

As at February 24, 2021, Theratechnologies had the following five wholly-owned subsidiaries:

•	Theratechnologies Europe Limited, a company governed by the Companies Act 2014 (Ireland). Theratechnologies Europe Limited is responsible to commercialize Trogarzo® in Europe;

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Theratechnologies U.S., Inc., a company governed by the Delaware General Corporation Law (Delaware). Theratechnologies U.S., Inc. provides the services of personnel to Theratechnologies Inc. for some of its activities in the United States;

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Theratechnologies Intercontinental Inc.[1], a company governed by the Business Corporations Act (Québec). Theratechnologies Intercontinental Inc., formerly Theratechnologies ME Inc., used to control the worldwide rights to commercialize EGRIFTA®, except in the United States, Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries, and Canada;

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Theratechnologies Europe Inc.[1], a company governed by the Business Corporations Act (Québec). Theratechnologies Europe Inc., formerly 9176-5057 Québec Inc., used to control the rights to commercialize EGRIFTA® in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries; and

•	Pharma-G Inc.[1], a company governed by the Business Corporations Act (Québec). Pharma-G Inc. is no longer an active subsidiary.

1 We plan on winding-up those wholly owned subsidiaries into Theratechnologies Inc. in 2021.

ITEM 2       OUR BUSINESS

2.1                OVERVIEW

We are a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs.

Our business strategy is to grow revenues from our existing and future assets in North America and Europe and to develop a portfolio of complementary products, compatible with our expertise in drug development and our commercialization know-how.

We currently have two approved products: EGRIFTA SV® in the United States, and Trogarzo® in the United States, the European Union and the United Kingdom.

EGRIFTA SV® (tesamorelin for injection) is a new formulation of EGRIFTA® which was originally approved by the FDA in November 2010 and was launched in the United States in January 2011. EGRIFTA SV® was approved by the FDA in November 2018, was launched in 2019 and has now replaced EGRIFTA® in such country. EGRIFTA SV® can be kept at room temperature, comes in a single vial and has a higher concentration resulting in a smaller volume of administration. EGRIFTA SV® is currently the only approved therapy in the United States for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy and our organization has been commercializing this product in this country since May1st, 2014.

EGRIFTA® (tesamorelin for injection) is the predecessor of EGRIFTA SV®. EGRIFTA® was approved by Health Canada in its 1 mg/vial presentation in March 2015 and was launched in Canada in June 2015. In Canada, EGRIFTA® is the only approved drug for the treatment of excess visceral adipose tissue, as assessed by waist circumference ≥ 95 cm for men and ≥ 94 cm for women, and confirmed by a visceral adipose tissue level of > 130 cm2 by CT scan, in treatment-experienced adult HIV-infected patients. EGRIFTA® is marketed exclusively by us in Canada but sales of EGRIFTA® are not material to our business.

COFEPRIS, Mexico’s health agency, also approved EGRIFTA® in its 1 mg/vial presentation in March 2016. We have not commercialized EGRIFTA® in this country and have abandoned our marketing authorization in this territory.

Trogarzo® (ibalizumab-uiyk) injection was approved by the FDA in March 2018 and was made commercially available in the United States in April 2018. Trogarzo® was also approved by the EMA in September 2019 and is commercially available in Germany and in other countries through early access programs. Trogarzo® is under licence to us following our entering into an amended and restated distribution and marketing agreement, as amended, or TaiMed Agreement, with TaiMed Biologics, Inc., or TaiMed, pursuant to which we acquired the exclusive right to distribute and commercialize ibalizumab in Canada, in the United States, in Europe and in certain other countries. Trogarzo® was the first HIV treatment approved with a new mechanism of action in more than 10 years. The treatment is infused every two weeks. It is the first in a new class of antiretrovirals, or ARV, and is a long-acting ARV therapy that can lead to an undetectable viral load in combination with other ARVs.

In addition to the sale of our products, we are conducting research and development activities. We have a promising pipeline of investigational medicines in the areas of NASH and oncology. Tesamorelin, the active ingredient in EGRIFTA SV®, is designed to increase endogenous growth hormone secretion and is the foundation for its potential use for the treatment of NASH in the general population. Tesamorelin has a well-established safety profile, with more than 10 years of product history in HIV lipodystrophy. TH1902, a peptide-drug conjugate derived from our licensed platform SORT1+ TechnologyTM that attaches to docetaxel, is designed to specifically target Sortilin, or SORT1, receptors expressed in cancer cells of various types of cancer. TH1904, another peptide-drug conjugate derived from the same licensed platform that combines to doxorubicin, is also designed to target SORT1 receptors.

We plan on initiating a Phase 3 clinical trial to study tesamorelin for the treatment of NASH in the general population by the end of the third quarter of calendar year 2021 and we also plan on initiating a Phase 1 clinical trial to study TH1902 in various types of cancers in the second quarter of calendar year 2021.

To date, we have completed the in-house bioequivalence study of the F8 Formulation and have begun the development of a multi-dose pen injector for use with the F8 Formulation. We intend to use the F8 Formulation in our Phase 3 clinical trial for NASH.

2.2                  THREE-YEAR HISTORY

Current Fiscal Year

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FDA’s Grant of Fast track Designation to TH1902. On February 4, 2021, we announced that the FDA granted fast track designation to TH1902 as a single agent for the treatment of patients with sortilin positive recurrent advanced solid tumors that are refractory to standard therapy.

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US$46 Million Unit Offering. On January 19, 2021, we announced the closing of a US$46 million unit offering, or Offering, at a price of US$ 2.75 per unit, each unit being comprised of one common share and one-half common share purchase warrant. Each whole warrant entitles the holders thereof to purchase one common share at a price of US$ 3.18 until January 19, 2024. The Offering resulted in the sale of 16,727,900 units and included the full exercise of the over-allotment option to purchase an additional 2, 181,900 units. The announcement related to this Offering was made on January 11, 2021.

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Preliminary Consolidated Annual Revenues and Update on Research and Development Activities. On January 7, 2021, we announced consolidated net revenues estimates for our full fiscal year to be between US$65.8 million and US$66.1 million. We also announced the receipt of a “Study May Proceed Letter” from the FDA for our Phase 3 clinical trial studying tesamorelin for the treatment of NASH in the general population. Such letter contained a recommendation that we request a meeting with the FDA to discuss questions and comments received on certain aspects of the proposed trial design. We also announced the receipt of a “Study May Proceed” letter from the FDA for our Phase 1 clinical trial using TH1902.

2020

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New Data on the Effect of Tesamorelin on Liver Fibrosis and NASH. On November 16, 2020, we announced new data on tesamorelin further to a sub-study of the transcriptomic analysis of the liver biopsies resulting from the Phase 2 study evaluating the effect of tesamorelin in people living with HIV-associated NAFLD conducted at MGH. The data showed that the serum levels of three proteins associated with the development of NASH and fibrosis were reduced in tesamorelin patients compared to the placebo group.

•	Departure of Chief Commercial Officer. On November 3, 2020, we announced the departure of Mr. Jovan Antunovic, our Senior Vice President and Chief Commercial Officer.

•	Appointment of New Directors. On October 16, 2020, we announced the appointment of Mr. Andrew Molson and Mr. Alain Trudeau as new independent directors to our board of directors.

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Issuance of U.S. Patent Directed to the Treatment of NASH and/or NAFLD Using Tesamorelin. On October 13, 2020, we announced that the United States Patent and Trademark Office had issued U.S. patent No. 10,799,562 directed to the treatment of NASH and/or NAFLD in patients using tesamorelin. The patent is scheduled to expire in 2040 and we have an exclusive license with MGH to this patent.

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Tesamorelin to Be Studied for the Treatment of NASH in General Population. On September 10, 2020, we announced our plan to pursue the Phase 3 clinical development of tesamorelin for the treatment of NASH in the general population.

•	Commercialization of Trogarzo® in Germany. On September 10, 2020, we announced that Trogarzo® would become commercially available in Germany as of September 11, 2020.

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New Data on the Effects of Tesamorelin on Liver Fat. On July 23, 2020, we announced new data derived from a sub-analysis of the Phase 2 study evaluating the effect of tesamorelin on the transcriptome of the liver biopsies in people living with HIV-associated nonalcoholic fatty liver disease conducted at MGH. The data showed that tesamorelin had a positive effect on gene expression related to oxidative phosphorylation and decreased gene expression related to inflammation, tissue repair and cell division. Treatment with tesamorelin also showed improvement of genes associated with hepatocellular carcinoma prognosis.

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Bioequivalence of F8 Formulation with EGRIFTA®’s Formulation. On July 7, 2020, we announced the successful completion of our bioequivalence study evaluating the F8 Formulation of tesamorelin against the formulation used for EGRIFTA®, or F1 Formulation.

•	Ibalizumab’s Effects on HIV-2. On July 6, 2020, we announced that data obtained from in vitro studies using ibalizumab could have some efficacy in patients infected with HIV-2.

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New Positive Data for Investigational Peptide-Drug Conjugates Targeting Sortilin Positive Cancer. On May 15, 2020, we announced in vivo results regarding TH1902 to assess its effect on triple-negative breast cancer compared to docetaxel alone. These results showed that docetaxel administered alone at one quarter of its maximum tolerated dose had no apparent effect on tumor burden whereas the administration of TH1902 at a comparable dose led to sustained tumor inhibition. TH1902 also showed a better safety profile than the administration of docetaxel alone. In addition, in vitro results obtained in ovarian cancer showed that TH1904 stopped the formation of vasculogenic mimicry at very low doses whereas doxorubicin alone had no effect. Inhibition of vasculogenic mimicry was also observed in a triple-negative breast cancer model with very low doses of TH1902 compared to docetaxel alone.

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Positive results Announced for Two Investigational Peptide-Drug Conjugates Targeting Sortilin Positive Ovarian Cancer. On April 27, 2020, we announced in vivo results obtained with TH1902 and TH1904. These results showed a high accumulation of both conjugates in ovarian tumors with low accumulation in healthy ovary tissue. TH1902 and TH1904 were found to have better efficacy in the animal model, at equivalent dose, than docetaxel and doxorubicin used alone. No weight loss or decreasing lymphocytes were induced using TH1902 and TH1904.

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Feedback Received from FDA and EMA on Proposed Clinical Trial Using Tesamorelin for the Treatment of NASH in People Living with HIV. On March 31, 2020, we announced that we had received feedback from both the FDA and the EMA on our proposed clinical trial seeking to develop tesamorelin for the treatment of NASH in people living with HIV and that further discussions were warranted with these regulatory agencies in order to harmonize their approaches with the aim of filing a common research protocol.

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Appointment of New President and Chief Executive Officer. On March 2, 2020, we announced the appointment of Mr. Paul Lévesque as our new president and chief executive officer in replacement of our retiring president and chief executive officer, Mr. Luc Tanguay.

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Execution of Agreement with Massachusetts General Hospital and Dr. Steven Grinspoon. On February 4, 2020, we announced the execution of two long-term agreements with Massachusetts General Hospital, or MGH, and Dr. Steve Grinspoon, regarding the assistance to be provided by MGH, through Dr. Steve Grinspoon, in connection with the study design, dosing, study duration and other matters in consideration of certain milestones and royalty payments related to the development of tesamorelin for the treatment of NAFLD and NASH in the HIV patient population. The agreements were subsequently amended to provide for the development of tesamorelin for the treatment of NAFLD and NASH in the general population.

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In Vitro and In Vivo Data on our Investigational Oncology Peptide-Drug Conjugates Presented at Scientific Conference. On December 13, 2019, we announced the results from in vitro and in vivo experiments using TH1902 at the San Antonio Breast Cancer Symposium. Results showed that treatment using TH1902, in combination with docetaxel, improved efficacy and had better tolerability over treatment with docetaxel alone.

2019

•	Commercialization of EGRIFTA SV® in the United States. On November 25, 2019, we announced that EGRIFTA SVTM was commercially available in the United States.

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Publication of NASH Study Results in The Lancet HIV Journal. On October 11, 2019, we announced that results from a clinical trial conducted at the Massachusetts General Hospital on the effects of tesamorelin on nonalcoholic fatty liver disease, or NAFLD, in HIV-patients had been published in The Lancet HIV Journal.

•	Common Shares Listed on U.S. NASDAQ Stock Market. On October 10, 2019, we announced that our common shares began trading on the U.S. NASDAQ stock market under the symbol “THTX”.

•	Trogarzo® Approved by the EMA. On September 26, 2019, we announced that the EMA approved Trogarzo® for commercialization in European Union countries.

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Worldwide Distribution Rights of EGRIFTA® Regained. On August 8, 2019, we announced the termination of all of our distribution and licensing agreements with our international commercial partners regarding their rights to distribute EGRIFTA® and, as a result, we regained all worldwide distribution rights to EGRIFTA®.

•	Change to our Board of Directors. On August 7, 2019, we announced that Mr. Jean-Denis Talon retired from our board of directors after 18 years of directorship.

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Tesamorelin to be Developed for the Treatment of NASH in HIV Patient Population. On June 17, 2019, we announced that we would pursue the development of tesamorelin for the potential treatment of NASH in people living with HIV.

•	Appointment of New Director. On March 29, 2019, we announced the appointment of Ms. Sheila Frame as a new independent director to our board of directors.

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EMA Issues Good Manufacturing Practice Certificates to WuXi. On March 20, 2019, we announced that the EMA issued good manufacturing practice certificates to WuXi Apptec for its manufacturing sites of Trogarzo® in Wuxi City, China, and in Shanghai, China.

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FDA Authorizes Study for a New Mode of Administration of Trogarzo®. On March 4, 2019, we announced that we were informed by TaiMed that the FDA authorized a study protocol to evaluate an intravenous slow-push formulation of Trogarzo®.

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Acquisition of Oncology Platform. On February 25, 2019, we announced the acquisition of all of the issued and outstanding common shares of Katana BioPharma Inc., or Katana. Katana had exclusive worldwide rights through a licence agreement entered into with Transfer Plus L.P. to the development and commercialization of a targeted oncology technology platform. The technology platform uses peptides as a vehicle to deliver existing cytotoxic agents to sortilin receptors which are overexpressed in cancer cells.

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Appointment of General Manager for our European Subsidiary. On February 11, 2019, we announced the appointment of Mr. Conor Walshe as the general manager of our wholly-owned subsidiary, Theratechnologies Europe Limited (formerly Theratechnologies International Limited).

•	Appointment of New Chief Commercial Officer. On December 3, 2019, we announced the appointment of Mr. Jovan Antunovic as our new Chief Commercial Officer further to the retirement of Ms. Lyne Fortin.

2018

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FDA Approves F4 Formulation of EGRIFTA®. On November 5, 2018, we announced that the FDA approved the supplemental new drug application, or sNDA, filed for the new single vial formulation of EGRIFTA®, or F4 Formulation. The sNDA was filed in July 2018. The F4 Formulation is four times more concentrated than the 1mg/vial formulation that was then being commercialized. The F4 Formulation is also stable at room temperature.

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Trogarzo® Included in Treatment Issued by DHHS. On October 29, 2018, we announced that Trogarzo® had been included in the most recent version of the treatment guidelines issued by the United States Department of Health and Human Services, or DHHS.

•	Appointment of New Director. On October 15, 2018, we announced the appointment of Mr. Gary Littlejohn as a new independent director to our board of directors.

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Filing of MAA for Trogarzo® with EMA. On August 28, 2018, we announced the filing of a marketing authorization application, or MAA, with the EMA to seek marketing approval of Trogarzo® in the European Union. Prior to filing the MAA, we obtained a decision from the EMA allowing us to defer the conduct of a pediatric investigation plan for Trogarzo® after the filing of the MAA. Prior to filing the MAA, we also obtained a decision from the Committee for Medicinal Products for Human Use, or CHMP, of the EMA that the MAA was eligible to be processed through the accelerated assessment procedure.

•

Trogarzo® Included in Treatment Guidelines Issued by IAS. On July 25, 2018, we announced that Trogarzo® was included in the most recent version of the treatment guidelines issued by the International Antiviral Society-USA Panel, or IAS. These guidelines state, among other things, that Trogarzo® may be useful as a fully active agent for patients with multi class-resistant virus. The full guidelines are available in the Journal of the American Medical Association, 2018; 320(4): 379-396.

•

US$57.5 Million Notes Offering. On June 19, 2018, we announced the closing of a US$57,500,000 5.75% convertible unsecured senior notes due June 30, 2023, or Notes, offering, or Note Offering. See “ITEM 9 – Material Contracts – Note Indenture” below.

•

Repayment of Long-Term Obligation to EMD Serono. On May 30, 2018, we announced the entering into of an amendment to a termination and transfer agreement with EMD Serono Inc. to repay our long-term obligations, then totaling US$28.2 million, in consideration of one lump sum payment of US$23.8 million. The payment of US$23.8 million was sourced from the Note Offering.

•

EGRIFTA® to be Studied in NAFLD-NASH Independent Study. On May 11, 2018, we announced that the National Institutes of Health, or NIH, in the United States awarded a grant to the Massachusetts General Hospital to conduct a study using EGRIFTA® in non-HIV patients suffering from Nonalcoholic Liver Disease and Nonalcoholic Steatosis Hepatosis, or NAFLD-NASH.

•

Release by FDA From Post-Approval Studies for EGRIFTA®. On May 1, 2018, we announced that the FDA released us from the conduct of a long-term observational safety study and a phase IV clinical trial to assess whether EGRIFTA® increased the incidence or progression of diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat. These two studies were mandated by the FDA upon the approval of EGRIFTA® in November 2010;

•

Ibalizumab Approved by FDA. On March 6, 2018, we announced that the FDA approved ibalizumab for the treatment of human immunodeficiency virus type 1, or HIV-1, infection in heavily treatment-experienced adults with multidrug-resistant HIV-1 infection failing their current antiretroviral regimen. Ibalizumab is commercialized in the United States under the tradename “Trogarzo” and was made commercially available on April 30, 2018.

2.3                  OUR 2021 BUSINESS STRATEGY AND OBJECTIVES

Our business strategy in 2021 is focused on: increasing sales of EGRIFTA SV® and Trogarzo® in the United States; launch Trogarzo® in key countries of the European Union and obtain reimbursement for this product; beginning a Phase 3 clinical trial using tesamorelin for the potential treatment of NASH in the general population by the end of the third quarter of calendar year 2021; beginning a Phase 1 clinical trial using TH1902 in various types of cancers in the second quarter of calendar year 2021; pursuing potential product acquisitions, in-licensing transactions or other similar opportunities complementary to our business; and managing our financial position to ensure we can succesfully execute on our 2021 business strategy and objectives.

Below is a table detailing our approved products and our pipeline.

2.4                  PRODUCTS

Our Approved Products

EGRIFTA® and EGRIFTA SV® (tesamorelin for injection)

EGRIFTA® and EGRIFTA SV® (tesamorelin for injection) induce the release of growth hormone which causes a reduction in excess abdominal fat (lipohypertrophy) in HIV-infected patients without reducing or interfering with subcutaneous fat, and, as such, has no clinically significant effect on undesired loss of subcutaneous fat (lipoatrophy).

EGRIFTA® is currently available in Canada only as a once-daily two-unit dose (two vials, each containing 1 mg of tesamorelin) of sterilized lyophilized powder to be reconstituted with sterile water for injection. To administer EGRIFTA®, 1 ml is retrieved from each vial into one syringe to prepare a single 2 ml patient self-administered subcutaneous injection. EGRIFTA® is injected under the skin into the abdomen once a day.

EGRIFTA SV® is a new formulation of EGRIFTA® and is available in the United States only. It was approved by the FDA in November 2018 and was made commercially available to patients in the United States in November 2019. EGRIFTA SV® comes in a single vial, can be stored at room temperature and has a higher concentration than the EGRIFTA® formulation, therefore resulting in a smaller volume of administration. No filing has been made in Canada to obtain the approval of EGRIFTA SV®. EGRIFTA SV® is injected under the skin into the abdomen once a day.

No filing has been made in Canada seeking the approval of EGRIFTA SV®.

Lipodystrophy

Lipodystrophy is characterized by abnormalities in the production and storage of fat. It has two components: lipohypertrophy, abnormal and excessive fat accumulation, and lipoatrophy, the noticeable, localized loss of fat tissue under the skin. In patients with lipohypertrophy, fat accumulation occurs mostly around the waist and may also occur in other regions, including breast tissue and in dorsocervical tissues in the neck, resulting in a “buffalo hump”. Excess fat also appears as lipomas, or benign tumors composed of fat cells. In patients with lipoatrophy, the loss of fat tissue generally occurs in the limbs and facial area.

In HIV-infected patients, lipodystrophy may be caused by the viral infection itself, the use of antiretroviral therapy (not class-specific), or both. Recent data suggest that different pathophysiological mechanisms are involved in the development of lipohypertrophy and lipoatrophy. The most common statistically significant independent risk factors identified for lipohypertrophy are duration of antiretroviral therapy and markers of disease severity, including higher pre-antiretroviral treatment viral load. Other factors include age, genetics, and gender.

Tesamorelin

Tesamorelin is the active peptide comprising EGRIFTA® and EGRIFTA SV®. Tesamorelin is a stabilized 44 amino acid human growth hormone-releasing factor analogue, or GRF, which was synthesized in our laboratories in 1995 using our long-acting peptide method. Although natural peptides have significant therapeutic potential, they are subject to enzymatic degradation which severely limits their effectiveness in clinical use. Our long-acting peptide method is a peptide stabilization process which increases the target protein’s resistance to enzymatic degradation, while maintaining its natural specificity. This usually results in a more stable and efficient compound, which can thus prolong its duration of action. tesamorelin induces growth hormone secretion in a natural and pulsatile way. The clinical results obtained to date using tesamorelin suggest a therapeutic potential in both anabolic and lipolytic indications.

Mechanism of Action

In vitro, tesamorelin binds and stimulates human GRF receptors with similar potency as the endogenous GRF. GRF is a hypothalamic peptide that acts on the pituitary somatotroph cells to stimulate the synthesis and pulsatile release of endogenous growth hormone, which is both anabolic and lipolytic. Growth hormone exerts its effects by interacting with specific receptors on a variety of target cells, including chondrocytes, osteoblasts, myocytes, hepatocytes, and adipocytes, resulting in a host of pharmacodynamic effects. Some, but not all these effects, are primarily mediated by insulin-like growth factor one, IGF-1, produced in the liver and in peripheral tissues.

The effects of recombinant human growth hormone, or rhGH, and tesamorelin have been the subject of several clinical trials in the area of HIV-associated lipodystrophy. Based on these clinical trials, the safety profiles of rhGH and tesamorelin appear to be very different. The natural synthesis of growth hormone is regulated by a feedback mechanism preventing its overproduction. Tesamorelin induces optimal activity of the somatotrope function and retains the natural rhythm (pulsatility) of the physiological secretion of growth hormone without interfering with the feedback mechanism mentioned above. With the exogenous administration of rhGH, the feedback mechanisms are short-circuited, which gives rise to higher levels of growth hormone. The side effects associated with rhGH include nerve, muscle or joint pain, swelling due to fluid retention (edema), carpal tunnel syndrome, numbness and tingling of skin and increased risk of diabetes. These side effects are particularly frequent among older people. In addition, rhGH can cause hyperglycemia which makes it contraindicated for patients with diabetes or pre-diabetic conditions.

Trogarzo® (ibalizumab-uiyk) Injection

Trogarzo® is a CD-4 directed post-attachment HIV-1 inhibitor. Trogarzo® was approved by the FDA on March 6, 2018 and was made commercially available to patients in the United States on April 30, 2018. In the United States, Trogarzo® is indicated for the treatment of HIV-1 infection in heavily treatment-experienced adults with multidrug-resistant HIV-1 infection failing their current antiretroviral regimen. Since its approval, Trogarzo® was included in the treatment guidelines issued by the International Antiviral Society-United States and the treatment guidelines issued by the U.S. Department of Health and Human Services. In addition, since January 1, 2019, in order to facilitate the reimbursement of Trogarzo® for physicians, the Centers for Medicare and Medicaid Services assigned a specific J-Code to Trogarzo®: J-1746.

Trogarzo® was also approved by the EMA on September 26, 2019. In Europe, Trogarzo® is indicated for the treatment of adults infected with multi-drug resistant HIV-1 infection for whom it is otherwise not possible to construct a suppressive antiviral regimen.

In connection with the marketing authorization application of Trogarzo®, the EMA agreed with our proposed conduct of a paediatric investigation plan, or PIP, comprised of two studies: the first study is to evaluate pharmacokinetics, pharmacodynamics, safety and tolerability of Trogarzo® in children from 6 to less than 18 years of age with HIV-1 infection in order to provide pharmacokinetics and pharmacodynamics data to support the extrapolation of efficacy from adults, or PK/PD Study; and the second study is a modelling and simulation study to evaluate the use of Trogarzo® in the treatment of HIV-1 infection resistant to at least 1 agent in 3 different classes in children from 6 to less than 18 years of age, or Population PK Study. The Population PK Study will rely on the data generated from different clinical trials conducted with adults and those generated from the PK/PD Study conducted in children.

In August 2018, prior to the approval of Trogarzo® by the EMA, we obtained a deferral to conduct the PIP and a waiver to conduct the PK/PD Study and the Population PK Study in children who are less than 6 years old. The deferral required that we complete the PIP in children aged from 6 to less than 18 years of age by June 2022. In February 2021, we filed a request with the EMA seeking to defer the PK/PD Study to June 2023 from June 2022 and to defer the Population PK Study to June 2024 from June 2022. We expect receiving a decision from the EMA on this request by the end of the second quarter of calendar year 2021. Up to 24 patients will be enrolled in order to complete the PIP and each patient must be treated over a period of 24 weeks.

As part of the approval of Trogarzo®, the EMA requested that we conduct a post-authorisation efficacy study, or Registry, according to a protocol to be agreed with the EMA. In July 2020, we agreed on the final terms of this protocol. The Registry is aimed primarily at evaluating the long-term efficacy and durability of Trogarzo® in combination with other antiretrovirals by comparing the virologic, immunologic and clinical outcomes of patients receiving Trogarzo® treatment versus matched patients not receiving Trogarzo®. The study comprising the Registry should be conducted over a five-year period and we expect initiating the enrollment of patients in late 2021. We expect the costs of the Registry to be approximately 4,000,000 euros. The costs are to be borne as to 52% by TaiMed and as to 48% by us.

Trogarzo® is currently commercially available in Germany. It is also available in certain other European countries through early access programs. We are working on obtaining reimbursement in key European countries and we anticipate launching Trogarzo® sequentially in countries where the product will be reimbursed.

Trogarzo® is available as a single dose, 2 mg/vial containing 200 mg of ibalizumab-uiyk. Trogarzo® is administered intravenously after diluting the appropriate number of vials in 250 ml of 0.9% Sodium Chloride Injection, USP. Patients receive a single loading dose of 2,000 mg followed by a maintenance dose of 800 mg every two weeks.

Trogarzo® was developed by TaiMed and is under licence to us.

Mechanism of Action

Unlike other antiretroviral agents, Trogarzo® binds primarily to the second extracellular domain of the CD4 receptor, away from major histocompatibility complex II molecule binding sites. It potentially prevents the HIV virus from infecting CD4+ immune cells while preserving normal immunological function. Trogarzo® is active across all major HIV clades and irrespective of tropism. No drug-drug interactions and no cross-resistance with other antiretroviral therapies, or ART, were noted during the clinical trials.

2.5              COMMERCIALIZATION ACTIVITIES

EGRIFTA SV® - United States

General

We are responsible for the commercialization of EGRIFTA SV® (tesamorelin for injection) in the United States. Prior to November 2019, the date on which EGRIFTA SV® became commercially available in the United States, we were responsible for the commercialization of EGRIFTA® (tesamorelin for injection). EGRIFTA® is no longer offered for sale in the United States since being replaced by EGRIFTA SV® in the 2020 fiscal year.

Manufacturing

We do not own or operate commercial scale manufacturing facilities for the production of EGRIFTA® and EGRIFTA SV®, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently depend on third-party service providers, Bachem Americas, Inc., or Bachem, and Jubilant HollisterStier, General Partnership, or Jubilant, for all of our required raw materials, drug substance and finished product for commercial sale and clinical trials.

We currently manufacture EGRIFTA SV® in a 2 mg/vial formulation and one vial of EGRIFTA SV® is required to administer a dose of 1.4 mg which is bioequivalent to a 2 mg dose of the original formulation used for EGRIFTA®.

Active Pharmaceutical Ingredient

Our agreement with Bachem providing for the manufacture and supply of the active pharmaceutical ingredient of tesamorelin, or API, for EGRIFTA SV® for commercial sale in the United States (EGRIFTA® in Canada) as well as for clinical trials is currently terminated and under negotiations, or Bachem Agreement. However, despite the ongoing negotiations, Bachem has advised us that it would manufacture lots of API, if needed. We currently do not need Bachem to manufacture API. Bachem is our only validated supplier of raw materials. See “Item 9—Material Contracts – Bachem Agreement” below.

Finished Product

We have an agreement with Jubilant providing for the manufacture and supply of the finished form of EGRIFTA SV® for commercial sale in the United States (EGRIFTA® in Canada) and for tesamorelin in connection with clinical trials, or Jubilant Agreement. Under the Jubilant Agreement, Jubilant must fill vials with tesamorelin, lyophilize it, label and package those vials and deliver them to locations in accordance with our instructions. See “Item 9 - Material Contracts – Jubilant Agreement” below.

Injection Tool Kit

In connection with the sale of EGRIFTA SV®, we provide patients with the necessary devices to administer EGRIFTA SV®. These devices are comprised of syringes, needles and water for injection. In the United States, we have an agreement with Hospira Worldwide, Inc., or Hospira, pursuant to which Hospira provides us with sterile water for injection. The packaging of those devices is done through Sharp Clinical Services Inc., or Sharp, a third-party service provider. The packaging agreement with Sharp was entered into in August 2017, or Sharp Agreement. See “Item 9 - Material Contracts” below.

Distribution

In connection with the commercialization of EGRIFTA SV® in the United States, we have entered into various agreements with third-party service providers to distribute our products to patients. The distribution of EGRIFTA SV® is tightly controlled and is only available through certain selected pharmacies. Below is a summary of our agreements entered into with our third-party service providers forming part of the supply chain of EGRIFTA SV®.

Logistic Service Provider and Distributor

On November 1st, 2017, we entered into an amended and restated master services agreement with RxC Acquisition Company, LLC, or RxCrossroads, along with two amended and restated statements of work, or RxCrossroads Agreements. Under the terms of the RxCrossroads Agreements, RxCrossroads acts as our exclusive third-party logistic service provider for all of our products in the United States and as such, provides us with warehousing and logistical support services, including inventory control, account management, customers support, product return management and fulfillment of orders.

Under the RxCrossroads Agreements, RxCrossroads also acts as our exclusive third-party distributor of our products in the United States. In such role, RxCrossroads purchases products from us and takes title thereto. RxCrossroads’ purchases of our products are triggered by its expectations of market demand over a certain period of time. RxCrossroads fulfills orders received from authorized wholesalers and certain authorized specialty pharmacies and, with respect to EGRIFTA SV®, delivers it directly to that authorized wholesaler’s client, namely a specialty pharmacy forming part of our network of specialty pharmacies, or directly to those authorized specialty pharmacies. See “Item 9 - Material Contracts – RxCrossroads Agreements” below.

Wholesalers

Our supply chain of EGRIFTA SV® in the United States is comprised of a limited number of wholesalers through which specialty pharmacies we have contracted with can order EGRIFTA SV®. These wholesalers accept purchase orders from those specialty pharmacies, purchase EGRIFTA SV® from RxCrossroads, and resell this product to these specialty pharmacies. Our wholesalers do not handle the physical delivery of EGRIFTA SV®. The shipping and delivery of EGRIFTA SV® to those specialty pharmacies is handled by RxCrossroads. To date, we have agreements in place with the following wholesalers for EGRIFTA SV®: H.D. Smith, LLC., Cardinal Health, McKesson Corporation, Morris & Dickson Co., LLC, and Cesar Castillo, Inc. For a description of these agreements, see “Item 9 - Material Contracts” below.

Specialty Pharmacies

We have entered into agreements with various specialty pharmacies across the United States providing them with the right to order EGRIFTA SV® from our authorized wholesalers and distribute EGRIFTA SV® to patients in the United States through their networks of local pharmacies.

In addition, a limited number of those specialty pharmacies are authorized to purchase EGRIFTA SV® directly from RxCrossroads for redistribution within their own retail specialty pharmacy stores.

EGRIFTA® - Canada

General

EGRIFTA® was approved for commercialization in Canada on April 30, 2014 in its 2 mg/vial presentation and, on March 30, 2015, in its 1 mg/vial presentation. We have been commercializing EGRIFTA® in Canada since June 2015.

EGRIFTA® is not reimbursed in any of the provinces of Canada. However, EGRIFTA® is available in Canada to cash-paying patients and those with certain types of private insurance plans. Sales of EGRIFTA® in Canada are not material to our business.

The supply chain and commercialization process of EGRIFTA® in Canada is described below.

Manufacturing

The manufacturing components of EGRIFTA® for commercialization in Canada are made by Bachem and Jubilant under the same agreements as those for the United States. The sterile water for injection is purchased off-the-shelf from a distributor since sterile water for injection is easily available in Canada.

EGRIFTA® is packaged in Canada using a third-party supplier. Under our agreement with such third-party supplier, such supplier is responsible to label the vials of EGRIFTA® and place them in boxes ready for shipping and to package syringes, needles, sterile water for injection and patients inserts in the boxes ready for shipping. Our agreement with such third-party supplier renews automatically for one-year terms unless a party gives the other party written notice of its intent not to renew. Such written notice must be given to the other party at least 90 days prior to the expiration of the agreement. To date, we have not issued nor received any such notice.

Distribution

The distribution of EGRIFTA® in Canada is made through McKesson Specialized Distribution Inc., or McKesson Distribution, an affiliate of McKesson Canada Corporation, or McKesson Canada. McKesson Distribution purchases EGRIFTA® from us, resells and distributes it to Canadian pharmacies which form part of its network.

Trogarzo®

General

Trogarzo® is under license to us from TaiMed. On March 18, 2016, we entered into a distribution and marketing agreement with TaiMed and, on March 6, 2017, we amended and restated the TaiMed Agreement, as further amended on November 6, 2018. Pursuant to the terms of the TaiMed Agreement, we have the exclusive rights to commercialize Trogarzo® in the United States, in Canada, in the European Union countries as well as in Albania, Iceland, Israel, Liechtenstein, Norway, Russia, Switzerland and Turkey, or, collectively, European Territory. TaiMed has kept all rights related to the further development of ibalizumab.

Effective November 5, 2019, we re-amended the TaiMed Agreement to set forth some of the obligations of the parties in connection with the payment of expenses and the delivery terms of Trogarzo® in the European Territory.

The TaiMed Agreement will expire on a country-by-country basis 12 years after marketing approval for ibalizumab has been obtained in each country, unless earlier terminated. The TaiMed Agreement contains customary representations and warranties, indemnification provisions and other provisions customarily found in agreements of this nature.

North American Territory - Terms and Conditions

In the United States, Trogarzo® was approved by the FDA on March 6, 2018.

In Canada, we are responsible, but under no obligation, to seek the approval of Trogarzo® from Health Canada. No filing seeking the approval of Trogarzo® has been made in Canada and no decision has been made yet regarding a filing in Canada.

We are responsible for all regulatory activities, regulatory filings and communications with the FDA and with Health Canada, if and when applicable, in addition to all commercialization activities in the North American Territory.

The transfer price for sales of Trogarzo® in Canada and in the United States has been determined at 52% of its net selling price.

Under the terms of the TaiMed Agreement, we agreed to make the following payments to TaiMed in consideration of the rights granted to us in the North American Territory:

-	a cash payment of US$1,000,000, which cash payment was made on the execution of the TaiMed Agreement in March 2016; and

-	a payment of US$4,000,000 through the issuance of common shares and such payment was made after the first commercial sale of Trogarzo® in the United States.

The US$4,000,000 payment was made on May 15 2018, and resulted in the issuance of 1,463,505 common shares to TaiMed.

Furthermore, we agreed to make the following one-time milestone payments to TaiMed based on the net sales of Trogarzo® in the North American Territory:

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US$7,000,000 in two annual equal installments once net sales reached an aggregate amount of US$20,000,000 over four consecutive Theratechnologies’s financial quarters. The first installment of US$3,500,000 was paid in July 2019 and the last one was paid in June 2020;

-	US$10,000,000 once annual net sales will have reached US$200,000,000 in any of our financial year;

-	US$40,000,000 once annual net sales will have reached US$500,000,000 in any of our financial year; and

-	US$100,000,000 once annual net sales will have reached US$1,000,000,000 in any of our financial year.

We also agreed to pay TaiMed a development milestone of US$3,000,000 upon the first commercial sale in the North American Territory of a bi-weekly intramuscular, subcutaneous or intravenous-push (either fast or slow) injection formulation. This milestone will be payable in two annual equal installments of US$1,500,000 each, with the first one being paid 30 days after the first sale of such new formulation in the North American Territory, while the second one will be paid 12 months thereafter.

We also agreed to pay TaiMed an additional development milestone as a result of the potential conduct by TaiMed of a phase III trial using Trogarzo® with a once every four-week intramuscular, subcutaneous or intravenous-push (either fast or slow) injection formulation. This development milestone would be equal to 50% of all costs associated with the development and approval of such new formulation, subject, however, to a maximum of US$50,000,000. TaiMed and we must agree on the amount of the milestone after taking into consideration the size of the market for this new formulation of Trogarzo® and the market exclusivity related thereto. The TaiMed Agreement contains a provision dealing with a disagreement between the parties on the determination of the amount of this development milestone. This development milestone would be paid quarterly, based on a percentage of net sales then generated by the sale of Trogarzo® using this new formulation, and would include a payment of interest on the principal.

Manufacturing

TaiMed is responsible to manufacture and supply Trogarzo® to us for each country forming part of the North American Territory and European Territory. Since TaiMed has no manufacturing facility, TaiMed has subcontracted the manufacture of Trogarzo® to WuXi Apptec Biologics, Inc., or WuXi, in China.

Distribution

We began the distribution of Trogarzo® at the end of April 2018.

Logistic Service Provider and Distributor

RxCrossroads acts as our exclusive third-party logistic service provider and exclusive third-party distributor for Trogarzo® in the United States under the RxCrossroads Agreements. Orders for Trogarzo® are being made directly by a limited number of specialty pharmacies and delivery of Trogarzo® is made directly to those specialty pharmacies by RxCrossroads.

Specialty Pharmacies

We have entered into agreements with specialty pharmacies and infusion therapy providers that had a large U.S. network capable of handling drug products whose administration is made intravenously. These specialty pharmacies have the capacity to deliver Trogarzo® to patients, physicians or infusion centers. Each of those specialty pharmacies purchase Trogarzo® from RxCrossroads and deliver it to infusion centers, physicians or patients for home-infusion. Patients are administered Trogarzo® at infusion centers, at physicians’ offices or at home with the assistance of nurses.

To provide these services to patients, we entered into agreements with Accredo Health Group, Inc., or Accredo, Option Care Enterprises, Inc., or Option Care, Priority Healthcare Distribution, Inc., or Curascript, and Walgreen Co., or Walgreen. For a description of these agreements, see “Item 9 -Material Contracts” below.

Accredo and Option Care are specialty pharmacies that provide home-infusion services. Curascript is a specialty pharmacy that can deliver Trogarzo® to physicians and Walgreen is a specialty pharmacy.

European Territory - Terms and Conditions

In the European Territory, Trogarzo® was approved by the EMA on September 26, 2019. Pursuant to the TaiMed Agreement, we are responsible for all regulatory activities, including regulatory filings and communications with the EMA, in addition to all commercialization activities.

The transfer price for sales occurring in a country forming part of the European Territory is set at (i) 52% of the net selling price of Trogarzo® in such country on annual net sales in such country up to, or equal to, US$50,000,000 and (ii) an amount equal to 57% of the net selling price of Trogarzo® in such country on the portion of annual net sales of Trogarzo® in the European Territory that exceeds annual net sales of Trogarzo® in the European Territory of US$50,000,000.

Under the terms of the TaiMed Agreement, we agreed to issue to TaiMed 906,077 common shares in consideration of the rights granted to us in the European Territory. The common shares were issued on March 17, 2017.

Furthermore, we agreed to make the following one-time milestone payments to TaiMed based on the net sales of Trogarzo® in the European Territory:

-

US$10,000,000 to be paid in two annual equal installments upon the date of the first commercial sale of Trogarzo® in the European Territory. The first installment of US$5,000,000 is payable twelve (12) months after the first commercial sale of Trogarzo® in the European Territory, whereas the second installment of US$5,000,000 is payable twelve (12) months after first achieving aggregate net sales of US$50,000,000 in the European Territory over four (4) consecutive Theratechnologies’ financial quarters;

-	US$10,000,000 upon achieving aggregate net sales of Trogarzo® of US$150,000,000 over four consecutive financial quarters (based on our fiscal year);

-	US$20,000,000 upon achieving aggregate net sales of Trogarzo® of US$500,000,000 over four consecutive financial quarters (based on our fiscal year); and

-	US$50,000,000 upon achieving aggregate net sales of Trogarzo® of US$1,000,000,000 over four consecutive financial quarters (based on our fiscal year).

Manufacturing

The manufacture of Trogarzo® for the European Territory is made by WuXi, TaiMed’s designee. In the European Territory, Trogarzo® is being supplied and delivered to us in brite stock form. We have agreed to take charge of quality testing and release of Trogarzo® in the European Territory as well as the packaging and labeling of the finished product. We have entered into various agreements with third party suppliers that assist us with those tasks.

Distribution

We are responsible for the importation of Trogarzo® into the European Territory.

On July 9, 2020, our European subsidiary, Theratechnologies Europe Limited, entered into a pre-whosaling services agreement with Loxxess Pharma GmbH, or Loxxess, pursuant to which Loxxess agreed to act as our third-party service logistic provider, or Loxxess Agreement, in certain key European countries, including Germany, France, Italy, Austria, The Netherlands, Portugal, Switzerland, the United Kingdom, Norway, Sweden, Finland and Denmark. Loxxess is also capable of serving other European countries, including Israel and Turkey. Pursuant to the Loxxess Agreement, Loxxess receives customers’orders, stores, packages and ships Trogarzo® to European hospitals and pharmacies. Loxxess is also responsible, on our behalf, to collect payments of the goods sold to those hospitals and pharmacies. The hospitals and pharmacies dispense Trogarzo® to patients. See “Item 9 – Material Contracts - Loxxess Agreement”.

Marketing and Sales of Our Products

North American Territory

Our marketing and sales activities in the United States for EGRIFTA SV® and Trogarzo® are conducted from our head office in Montreal, Québec, Canada. We have also retained the services of Syneos Health, or Syneos, to assist us with sales, market access and medical activities in the United States. Syneos is a recognized provider of commercial, clinical and consulting services around the globe. We have renewed our agreement with Syneos and we entered into an amendment to our amended and restated master service agreement in this respect as of February 3, 2020, or Syneos Agreement, pursuant to which Syneos will continue providing us with various services in connection with the commercialization of EGRIFTA SV® and Trogarzo® in the United States until November 30, 2021. In addition, we sometimes retain Syneos and other third parties for certain marketing activities.

The services currently provided by Syneos comprise a sales force team fully dedicated to EGRIFTA SV® and Trogarzo®, a medical science liaison team solely assigned to our medical activities, a managed market team solely dedicated to the reimbursement of our products with both public and private payors.

The Syneos Agreement contains customary representations and warranties, indemnification, confidentiality, intellectual property and termination provisions.

We have contracted with Asembia, LLC, or Asembia, for the provision of services related, amongst other things, to a call center. The call center, THERA Patient Support®, guides physicians and patients through the process of initiating treatment under reimbursement. This process, which can be complex and time-consuming, begins with a referral and concludes with the final reimbursement decision. THERA Patient Support® also helps patients adhering to their treatment and answering questions about our products. See “Item 9 –Material Contracts” below

In Canada, we do not promote the sale of EGRIFTA® and sales of EGRIFTA® are not material to our business. McKesson Canada provides the services of a call center, EGRIFTA Support®, which guides physicians and patients through the process of initiating treatment with EGRIFTA®, which answers questions patients may have regarding EGRIFTA® and which helps patients with the reimbursement process with their private insurance providers.

Trogarzo® is not approved in Canada since no filing has been made with Health Canada to seek its approval and no decision has been made yet in regard to seeking its approval in Canada.

European Territory

EGRIFTA®and EGRIFTA SV®

EGRIFTA® and EGRIFTA SV® are not approved in Europe.

Trogarzo®

Trogarzo® became commercially available in Germany on September 11, 2020 following our dossier submission to German regulatory authorities to seek its reimbursement in such country. Our European subsidiary, Theratechnologies Europe Limited, has also retained the services of Syneos to assist us with the commercialization of Trogarzo®. In the European Territory, Syneos provides us with the services of a lead commercial responsible person, medical science liaison personnel for France, Germany, Italy and Spain, and one key account manager.

Although we cannot promote Trogarzo® in European countries located outside of Germany, Trogarzo® is available in other European countries, including France and Italy, through early access programs. We are continuing our efforts on obtaining reimbursement for Trogarzo® in other key European countries and it is anticipated that Trogarzo® will be launched sequentially as public reimbursement is obtained in those key European countries.

We have also filed a marketing authorization application seeking the approval of Trogarzo® in Israel and are currently negotiating the reimbursement of Trogarzo® with Norwegian regulatory authorities. No timeline has been set for the commercial availability of Trogarzo® in those two countries.

2.6                  RESEARCH AND DEVELOPMENT ACTIVITIES

Below is a description of our research and development activities using our proprietary and licensed drugs and peptides.

Tesamorelin

F8 Formulation

We have completed the bioequivalence study of the F8 Formulation. The F8 Formulation is eight times more concentrated than the formulation used for EGRIFTA® and twice as concentrated as the current EGRIFTA SV® formulation. The F8 Formulation has a number of advantages for patients over the F1 Formulation: (1) it is intended to be presented in a multidose vial that will be reconstituted once per week; (2) it will be stable at room temperature, even once reconstituted; and (3) the volume of administration will be smaller, approximately 0.2 ml.

We intend to file a sBLA with the FDA to seek approval of the bioequivalence of the F8 Formulation in early 2022 for the treatment of lipodystrophy in people living with HIV.

We also intend to use the F8 Formulation in our Phase 3 clinical trial studying tesamorelin for the treatment of NASH in the general population.

Multi-Dose Pen Injector

In the last fiscal year, we began developing the Pen to be used in conjunction with the F8 Formulation. In connection with the development of the Pen, we have retained the services of various third parties.

One of those parties is responsible to provide the Pen and to modify it to our specifications whereas the other third party suppliers are responsible to develop the cartridge and needle that will allow the reconstitution and injection of the F8 Formulation at the proper dosage.

We intend to seek approval of the Pen from the FDA concurrently with the filing of the sBLA seeking the approval of the F8 Formulation.

We also intend to use the Pen in our Phase 3 clinical trial studying tesamorelin for the treatment of NASH in the general population.

Tesamorelin for NASH in the General Population

On September 10, 2020, we announced our intent to study tesamorelin for the potential treatment of NASH in the general population using the F8 Formulation. Previously, we had announced that we would move forward with the development of tesamorelin for the potential treatment of NASH in patients living with HIV. The change in the targeted patient population came from a review of the scientific evidence, including previously issued results of the study conducted by Dr. Steven Grinspoon of the MGH evaluating the safety and efficacy of tesamorelin in the treatment of HIV-infected patients suffering from NAFLD – NASH, or MGH Study, exchanges with the FDA and EMA regarding drug development for the treatment of NASH, and discussions with scientific advisors. In addition, the development of our intellectual property portfolio, the conclusion of our in-house bioequivalence study of the F8 Formulation and the ongoing development of the Pen played a key role in our decision to expand the potential indication of tesamorelin for the treatment of NASH.

The MGH Study sought to determine the effects of tesamorelin on liver fat, inflammation, fibrosis, and hepatocellular damage seen in conjunction with NASH. The 12-month randomized, double-blind, placebo-controlled clinical trial enrolled a total of 61 men and women with HIV infection and hepatic fat fraction ≥5%, assessed by magnetic resonance spectroscopy; 31 patients were randomized in the tesamorelin group while 30 patients were enrolled in the placebo group. At baseline, patients enrolled in the study had hepatic fat levels of 13.8%. In total, 43% of patients had fibrosis as assessed by liver biopsies.

The results of the MGH Study showed a statistically significant difference in the progression of fibrosis for patients in the tesamorelin arm. In the tesamorelin group, only 10.5% of patients experienced progression of liver fibrosis compared to 37.5% in patients receiving a placebo (p=0.04). Previously released data showed that in patients on tesamorelin, liver fat decreased by 32% while it increased by 5% in placebo patients, from baseline, (p=0.02), amounting to a 37% relative reduction in liver fat. Furthermore, 35% of patients in the tesamorelin group returned to liver fat values below 5% in comparison to only 4% of patients on placebo (p=0.007).

Exploratory analyses showed that the higher the baseline NAS score was, the more change was seen among the tesamorelin-treated individuals (r=-0.48, p=0.04), whereas a similar relationship was not observed in the placebo group (r=-0.14, p=0.52).

The results of the MGH Study were published in October 2019 in The Lancet HIV Journal. This publication followed prior data published in the Journal of Clinical Endocrinology and Metabolism in January 2011 showing that tesamorelin significantly reduced visceral (ectopic) adipose tissue in the non-HIV obese populations.

NAFLD includes nonalcoholic fatty liver, or NAFL, NASH and NASH cirrhosis. NAFLD is the leading cause of liver diseases in the Western world (Central Europe and United States). As the global epidemic of obesity fuels NAFLD prevalence, NASH has become one of the most common liver disorders. In the absence of approved therapies, NASH remains widely untreated, and has become a critical public health concern with high unmet medical needs.

Without therapeutic intervention, NASH can cause the development of fibrosis, which is the accumulation of non-functional scar tissue, as the body tries to heal itself.

Because this build-up leads to tissue remodeling, development of fibrosis leads to progressive loss of liver function which may ultimately progress to life-threatening conditions such as cirrhosis, liver cancer and ultimately liver failure, a stage where patients have no other choice than undergoing a liver transplantation.

In addition to its deleterious effects on the liver, NASH multiplies the risk of a patient developing cardiovascular problems (myocardial infarction, stroke and peripheral vascular accident).

This contributes to higher mortality rates in NASH patients, and cardiovascular disease is the leading cause of death in NASH patients.

The U.S. market is expected to represent a significant and growing opportunity in the general population suffering from NASH. The Corporation estimates that the number of NASH cases in this country is projected to increase by 63% from 16.5 million patients in 2015 to 27 million patients in 2030. Out of these numbers, it is projected that the number of patients with fibrosis scores of 2 and 3 was around 5.4 million in 2015 and will be around 10.6 million in 2030.

On November 18, 2020, we submitted an IND application to the FDA proposing the development of tesamorelin for the treatment of NASH in the general population in a Phase 3 clinical trial. The proposed Phase 3 clinical trial design will enroll participants with liver-biopsy confirmed NASH and stage 2 or 3 fibrosis. Participants will be randomized 1:1 to receive 2 mg of tesamorelin or placebo. A second liver biopsy will be performed after 18 months of treatment for the first 900 participants, approximately. These data will form the basis for filing a sBLA with the FDA to seek accelerated approval. The primary endpoint used to seek accelerated approval will be the percentage of participants achieving NASH resolution and no worsening of fibrosis compared to placebo. Participants will remain in the Phase 3 trial for a total of 60 months. Subject to further discussions with regulatory agencies, approximately 2,000 participants in total are expected to be enrolled, including a cohort of approximately 75 to 100 participants with HIV.

In late December 2020, the Corporation received a “Study May Proceed” letter from the FDA in connection with its IND application to develop tesamorelin for the treatment of NASH in the general population. The letter contained a recommendation that the Corporation requests a meeting to discuss the questions and comments contained in such letter to address certain aspects of the proposed trial design to ensure alignment with the agency’s expectations with NASH trials. The Corporation has followed up on the FDA’s recommendation and has requested a meeting with the agency. The Corporation is currently assessing its strategy regarding a filing with European agencies before initiating a Phase 3 clinical trial using tesamorelin for the treatment of NASH.

The Corporation’s goal is to initiate its Phase 3 trial by the end of the third quarter of calendar year 2021. The final timing of the trial initiation is dependent upon any adjustments to the protocol and trial design as recommended by the FDA and as may be recommended by European agencies. The Corporation has already entered into an agreement with Worldwide Clinical Trials, Inc., or WCT, a global large-scale contract research organization with experience in implementing large and late-stage clinical trials, to assist with the conduct of its Phase 3 clinical trial, or WCT Agreement. See “ITEM 9 – Material Contracts – WCT Agreement” below.

Ibalizumab

IV-Push Administration of Trogarzo®

Research and development activities around a new form of intravenous administration of Trogarzo®, known as the “IV-Push Administration”, is being conducted by TaiMed. To date, TaiMed has completed the recruitment of patients to test this new method of administering the intravenous formulation of Trogarzo®. The study consists of assessing the safety and pharmacokinetic levels of Trogarzo® when administered directly, without dilution as it is presently administered, in the vein of the patient over a 30 second period. This new approach of administering Trogarzo® should make it easier and faster to administer the treatment benefitting both the person administering Trogarzo® and the patients. We expect TaiMed to file a sBLA with the FDA in relation to this new formulation in early 2022. Under the terms of the TaiMed Agreement, we are entitled to commercialize this new form of administration of Trogarzo® if, and when, approved.

Intra-Muscular Administration of Trogarzo®

In addition to the development of the “IV-Push Administration”, we intend to initiate enrollment of patients in the first half of calendar year 2021 to study the intra-muscular administration of Trogarzo®. The study will consist of assessing the safety and pharmacokinetic levels of Trogarzo® when administered intra-muscularly using a syringe. Under the terms of the TaiMed Agreement, we are entitled to commercialize this new form of administration of Trogarzo® if, and when, approved.

Post-Approval Requirements

In addition to the foregoing research and development work on new modes of administration of Trogarzo®, we intend to initiate the PK/PD Study comprising the PIP later this year and to initiate the enrollment of patients in the Registry in late 2021.

TH1902 and TH1904

Acquisition of SORT1+ TechnologyTM

The research and development activities carried out on our peptide-drug conjugates TH1902 and TH1904 stem from our acquisition of all of the issued and outstanding common shares of Katana Biopharma Inc., or Katana, on February 25, 2019. Katana had the exclusive worldwide rights, through a royalty-bearing licence agreement, entered into with Transfert Plus, LP, or Transfert Plus, to a technology platform (SORT1+ TechnologyTM) using peptides as a vehicle to specifically deliver cytotoxic agents to sortilin receptors, which are overexpressed on cancer cells, or Transfert Plus License Agreement. Katana was wound up into Theratechnologies in May 2019 and we are now a party to the Transfer Plus License Agreement.

Pursuant to the terms and conditions of the share purchase agreement dated February 25, 2019, as amended on August 12, 2019, the purchase price, or Purchase Price, for all of the issued and outstanding common shares of Katana was set at CAD 6,900,000 and was payable as to a maximum of CAD 2,600,000 in cash and through the issuance of common shares on the execution date of the agreement, or Up-Front Payment, and at later dates through the issuance of common shares based on the attainment of two development milestones. The first development milestone of CAD 2,000,000, or Second Installment, is payable on the date that a Phase 1 clinical trial is initiated using one of the peptides developed through the oncology platform and the second development milestone of up to CAD 2,300,000, or Third Installment, is payable upon our decision to pursue the development of the peptide studied in the Phase 1 clinical trial if the results of such study warrant the pursuit of its development.

On the closing date, we paid to Katana’s shareholders the Up-Front Payment as to CAD 2,592,800 in cash and issued 900 common shares having an aggregate value of CAD 7,200.

The Purchase Price was subject to an upward adjustment aggregating CAD 1,080,000 upon obtaining a subsidy, or Subsidy, from the Consortium Québécois sur la Découverte du Médicament and the Canadian Cancer Society to pursue the research and development work on the oncology platform. The Subsidy was obtained and, in October 2019, we paid an amount of CAD 500,000 in cash to the former Katana’s shareholders. The balance of the payment resulting from the receipt of the Subsidy (CAD 580,000) will be paid through the issuance of common shares simultaneously to the payment of the Third Installment.

Description of Transfert Plus Licence Agreement

Under the Transfert Plus License Agreement, we obtained the exclusive worldwide rights to develop, make, have made, use, sell, offer to sell, distribute, commercialize and import the technology related to the technology platform that uses peptides as a vehicle to deliver existing cytotoxic agents to sortilin receptors which are overexpressed on cancer cells.

The annual maintenance fees payable to Transfert Plus amount to CAD 25,000 for the first five (5) years and to CAD 100,000 thereafter, until royalties become payable beginning with the first commercial sale of a product developed using the licensed technology.

The royalties payable under the Transfert Plus License Agreement vary between 1% and 2.5% on net sales of a product based on the licensed technology. If we enter into a sublicense agreement, we must pay amounts varying between 5% and 15% of the revenues received under such sublicense agreement. The percentage varies based on the timing of the execution of such sublicense agreement.

We must also pay Transfert Plus the following milestone payments upon the occurrence of the following development milestones for the first product developed in the field of oncology:

(i) first milestone payment: CAD 50,000 upon the successful enrolment of the first patient in the first Phase 1 clinical trial;

(ii) second milestone payment: CAD 100,000 upon the successful enrolment of the first patient in the first Phase 2 clinical trial;

(iii) third milestone payment: CAD 200,000 upon the successful enrolment of the first patient in the first Phase 3 clinical trial.

Also, we must pay Transfert Plus CAD 200,000 for each product upon receiving the first approval for such product by a regulatory authority. The approval shall entitle the holder thereof to commercialize the product in the territory in which the approval was obtained.

We must also pay Transfert Plus the same milestone payments upon the occurrence of any of those development milestones for the first product developed outside the field of oncology. See “ITEM 9 – Material Contracts – Transfert Plus License Agreement” below.

Research and Development Activities

Sortilin, or SORT1, is a newly identified receptor that plays a role in carrying large molecules across the cell membrane. It was discovered that SORT1 is overexpressed in ovarian, triple-negative breast, skin, lung, colorectal and pancreatic cancers, among others. SORT1 plays a significant role in protein internalization, sorting and trafficking via the endocytosis mechanism making it an attractive target for drug development.

The peptides derived from our oncology platform target SORT1 positive cancer cells by delivering commercially available anticancer drugs, like docetaxel, doxorubicin or tyrosine kinase inhibitors, within the tumor microenvironment and, more importantly, directly inside SORT1+ cancer cells.

We believe that the conjugation of anti-cancer agents, with already proven efficacy, to our peptides to specifically target cancer cells could potentially improve the efficacy and safety of those anti-cancer agents.

To date, we have conducted pre-clinical work using two compounds derived from our SORT1+ TechologyTM platform: TH1902 (peptide-drug conjugated with docetaxel) and TH-1904 (peptide-drug conjugated with doxorubicin).

In preclinical data, the Corporation’s SORT1+ TechnologyTM demonstrated that this new technology improved anti-tumor activity and reduced neutropenia and systemic toxicity. In addition, the Corporation’s SORT1+ TechnologyTM was shown in preclinical models to bypass the multidrug resistance protein 1 (MDR1; also known as P- glycoprotein), one of the mechanisms of chemotherapy drug resistance. The Corporation’s SORT1+ TechnologyTM demonstrated activity in preclinical models against the formation of vasculogenic mimicry, a mechanism also associated with cancer resistance.

When compared to the use of docetaxel alone, results obtained from preclinical in vivo research and development work using TH1902 showed similar tumor stabilization or regression in colorectal, pancreatic and endometrial cancers as that shown in triple-negative breast cancer and ovarian cancer. In addition, in vivo preclinical toxicity data have demonstrated that TH1902 could be administered at three times the maximum tolerated dose of docetaxel alone. The Corporation expects to present additional scientific data supporting these findings at scientific meetings to be held in 2021.

Based on the foregoing results, the Corporation filed an IND application with the FDA on December 6, 2020, proposing the development of TH1902 in a Phase 1 clinical trial. We received a “Study May Proceed” letter for our Phase 1 clinical trial in January 2021. The proposed Phase 1 clinical trial design includes a dose escalation study to evaluate the safety, pharmacokinetics, maximum tolerated dose, or MTD, and preliminary anti-tumor activity of TH1902 administered once every three weeks in patients with advanced solid tumors refractory to available anti-cancer therapies. Once the MTD is determined, it is expected that a total of 40 additional patients will be enrolled to evaluate the potential anti-tumor activity of TH1902 in patients with endometrial, ovarian, colorectal, pancreatic and triple-negative breast cancers where it has been estimated that the sortilin receptor is expressed in 40% to 90% of cases.

The Phase 1 clinical trial is expected to be initiated in the second quarter of calendar year 2021 and is designed to identify a recommended dose for Phase 2 development.

The FDA has granted “Fast Track” designation to TH1902 as a single agent for the treatment of patients with sortilin positive recurrent advanced solid tumors that are refractory to standard therapy. “Fast Track” designation is designed to facilitate the development and expedite the review of drugs to treat serious conditions and fill an unmet medical need. The purpose of “Fast Track” designation is to bring important new drugs to patients earlier. A drug that receives “Fast Track” designation is eligible for some or all of the following: (i) more frequent meetings with FDA to discuss the drug’s development plan and ensure collection of appropriate data needed to support drug approval; (ii) more frequent written communication from FDA about such things as the design of the proposed clinical trials and use of biomarkers; (iii) eligibility for “Accelerated Approval” and “Priority Review”, if relevant criteria are met; and (iv) “Rolling Review”, which means that a sponsor can submit completed sections of its new drug application for review by FDA, rather than waiting until every section of the new drug application is completed before the entire application can be reviewed.

Preclinical research and development work is still ongoing in melanoma cancer using TH1902 whilst further preclinical development activities are being conducted using TH1904.

2.7                  COMPETITION

EGRIFTA® and EGRIFTA SV®

We are not aware of other GRF products indicated for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy being commercialized. However, we are aware that we face indirect competition for EGRIFTA® and EGRIFTA SV® from other drugs, such as human growth-hormone, testosterone, insulin sensitizing agents, GLP-1 receptor agonists and sermorelin that may be prescribed by physicians. To our knowledge, the use of these other drugs for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy has not been approved by the FDA or Health Canada. Other approaches to reduce excess abdominal fat include coping mechanisms such as lifestyle modification (diet and exercise), switching antiretroviral therapy, or liposuction.

Trogarzo®

Fostemsavir, which was approved by the FDA in July 2020 and by the EMA in February 2021, is a direct competitor to Trogarzo®. Contrary to Fostemsavir which is administered orally twice per day, Trogarzo® is a long-acting ARV that only needs to be administered intravenously twice per month. In addition, we are aware that dolutegravir and darunavir, for instance, are commonly used in regimens for the treatment of MDR HIV-1.

Tesamorelin for the Treatment of NASH in the General Population

There exists no approved medicine for the treatment of NASH. However, there are various compounds currently being studied for the treatment of this disease, some of which are already in Phase 3 clinical trials. These compounds have different mechanisms of action to treat different aspect of the disease, either fat accumulation or inflammation. Tesamorelin has a unique mechanism of action targeting liver fat. However, it has been shown that tesamorelin also improved inflammatory markers. Tesamorelin also benefits from a good safety profile based on more than ten (10) years of use. The development of tesamorelin for the treatment of NASH, if successful, may compete with many potential other drugs for this patient population and we expect strong competition among those companies that will have succeeded in developing and commercializing a medicine for this disease.

SORT1+ TechnologyTM Platform in Oncology

The development of novel treatments in oncology is competitive. Many companies are investing in the development of innovative cancer treatments or in finding a cure for cancer. Most of those companies have significant means and scientific experience. Some of those companies are at more advanced development stage of their drugs than us. In addition, there exists a variety of potential targets: some treatment will aim at focusing on one particular cancer type whereas others, like our peptide-drug conjugates, could be used in various types of cancers. Since we are only beginning our Phase 1 clinical trial, there can be no guarantee that TH1902 will yield positive results when administered into humans and, even if successful, by the time we enter the market, there may be approved medicines that would directly compete with our peptide-drug conjugates. Despite the potential competition in this field, we believe that cancer resistance will not be eradicated and that there will be patients in needs of our peptide-drug conjugates, if approved.

2.8                  GOVERNMENT REGULATION

Overview

The research, development, manufacture and marketing of pharmaceutical products are governed by various governmental authorities throughout the world to ensure the efficacy and safety of such products.

Governmental authorities in the United States, European Union, Canada, and other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, export and import of products, such as EGRIFTA®, EGRIFTA SV® and Trogarzo® and any other compound that we may develop. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable requirements at any time during the product development process, approval process or commercialization process, may subject an applicant to administrative or judicial sanctions. Sanctions could include, but are not limited to, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters or other enforcement letters, product recalls, import/export delays, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, and government reimbursement, restitution, disgorgement or civil or criminal penalties.

The text below explains some of the most important features of government regulations that we must follow in connection with the commercialization of EGRIFTA SV® and Trogarzo® in the United States and in the European Union.

Government regulations in Canada are similar, albeit not identical to those in the United States.

Sales and Marketing Regulation — United States

We are subject to various United States requirements relating to the sales and marketing of EGRIFTA SV® and Trogarzo® in the United States. The FDA regulates all advertising and promotional activities for prescription drug products under its jurisdiction both prior to and after approval. EGRIFTA SV® and Trogarzo® may be promoted only for their approved indications and in accordance with the provisions of their approved label. Any promotional claims regarding an approved drug must be accurate, not misleading and contain a fair balance of risk and benefit information. The FDA, as well as other government authorities, actively enforces the laws and regulations prohibiting the promotion of inaccurate, misleading or inadequately balanced product claims and the promotion of product for unapproved (i.e. off-label) uses. If we are found to have improperly promoted a prescription drug, we may be subject to significant sanctions. Failure to comply with applicable FDA requirements may subject us to adverse publicity, enforcement action by the FDA, corrective advertising, and the full range of civil and criminal penalties available to the FDA.

The FDA does not regulate the practice of medicine by physicians in their choice of treatment and prescribing decisions.

The marketing of EGRIFTA SV® and Trogarzo® within the United States is also subject to various federal and state laws pertaining to health care “fraud and abuse,” including anti-kickback laws and false claims laws. Anti-kickback laws make it illegal for a prescription drug manufacturer to solicit, offer, receive, or pay any remuneration in exchange for, or to induce or reward, the referral of business, including the purchase or prescription of a particular drug. Due to the breadth of the statutory provisions, it is possible that we might be challenged under anti-kickback or similar laws. Sanctions under these laws include civil monetary penalties, imposition of a corporate integrity agreement, exclusion from U.S. federal and state healthcare programs (i.e., those programs will not provide reimbursement or payment coverage for EGRIFTA SV® and/or Trogarzo®), and criminal penalties, including imprisonment; further, an alleged violation of the anti-kickback statute could be used as a basis for a federal or state false claims law challenge. False claims laws prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment to certain third-party payors (including Medicare and Medicaid) claims for reimbursement for drugs or services that are false or fraudulent. Generally, claims for drugs prescribed for off-label uses may be considered to be “false claims”. Sanctions under false claims laws include significant civil monetary penalties. In addition, there is ability for private individuals to bring similar actions.

In addition, several states require that companies implement compliance programs or comply with industry ethics codes, adopt marketing spending limits, and report to state governments any gifts, compensation, and other remuneration provided to certain healthcare professionals. Regulations implementing certain provisions of federal health care legislation require record-keeping and disclosure to the federal government of certain transfers of value to certain individuals, including U.S.-licensed physicians, and certain teaching hospitals, otherwise known as the “Sunshine Act”. Any activities relating to the sale and marketing of EGRIFTA SV® and Trogarzo® may be subject to scrutiny under these laws. Failure to make these required reports or comply with these laws can result in civil monetary penalties and/or other sanctions. If the government were to allege or convict us of violating these laws, our business could be harmed.

Sales and Marketing Regulation — European Union

In addition to regulations in the United States, we are subject to a variety of European Union regulatory requirements. These requirements govern human clinical trials, marketing approval, and post marketing regulation for drugs. The European Union regulatory approval process includes all of the risks associated with FDA approval set forth above, as well as additional country-specific regulations. Whether or not we obtain FDA approval for a product, we must obtain approval of a product under the European Union regulatory system before we can commence clinical trials or marketing of the product in the European Union. Approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions and the approval process may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing, and reimbursement vary greatly amongst the European Union member states, or EU Member States.

Under the European Union regulatory system, we may submit applications for marketing authorizations either under a centralized, decentralized, or mutual recognition marketing authorization procedure. The centralized procedure provides for the grant of a single marketing authorization for a medicinal product by the European Commission on the basis of an opinion by the EMA. A centralized marketing authorization is valid for the states in the European Economic Area, or EEA, which consists of all EU Member States and three of the four European Free Trade Association States (Iceland, Liechtenstein and Norway). The decentralized procedure and the mutual recognition procedure apply between EU Member States. The decentralized marketing authorization procedure involves the submission of an application for marketing authorization to the competent authority of all EU Member States in which the product is to be marketed. One national competent authority, selected by the applicant, assesses the application for marketing authorization. The competent authorities of the other EU Member States are subsequently required to grant marketing authorization for their territory on the basis of this assessment, except where grounds of potential serious risk to public health require this authorization to be refused. The mutual recognition procedure provides for mutual recognition of marketing authorizations delivered by the national competent authorities of EU Member States by the competent authorities of other EU Member States. The holder of a national marketing authorization may submit an application to the competent authority of an EU Member State requesting that this authority recognize the marketing authorization delivered by the competent authority of another EU Member State.

Trogarzo® was approved by the EMA through the centralized marketing authorization procedure.

The holder of a European Union marketing authorization for a medicinal product must also comply with European Union pharmacovigilance legislation and its related regulations and guidelines, which entail many requirements for conducting pharmacovigilance, or the assessment and monitoring of the safety of medicinal products. These rules can impose on central marketing authorization holders for medicinal products the obligation to conduct a labor-intensive collection of data regarding the risks and benefits of marketed products and to engage in ongoing assessments of those risks and benefits, including the possible requirement to conduct additional clinical studies.

The sales and distribution of medicinal products into and within the European Union is subject to compliance with the applicable European Union laws, regulations and guidelines, including the requirement to hold appropriate authorizations for distribution granted by the competent authorities of the EU Member States.

In the European Union, the advertising and promotion of drug products are subject to EU Member States’ laws governing promotion of medicinal products, interactions with physician, misleading and comparative advertising and unfair commercial practices. In addition, other legislation adopted by individual EU Member States may apply to the advertising and promotion of medicinal products. The laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics, or SmPC, as approved by the competent authorities. Promotion of a medicinal product that does not comply with the SmPC is considered to constitute off-label promotion. The off-label promotion of medicinal products is prohibited in the European Union. The applicable laws at European Union level and in the individual EU Member States also prohibit the direct-to-consumer advertising of prescription-only medicinal products. These laws may further limit or restrict the advertising and promotion of our products to the general public and may also impose limitations on our promotional activities with health care professionals.

Interactions between pharmaceutical companies and physicians are also governed by strict laws, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct in the individual EU Member States. The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is prohibited in the European Union. The provision of benefits or advantages to physicians is also governed by the national anti-bribery laws of the EU Member States. Violation of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians must often be the subject of prior notification and approval by the physician’s employer, his/her competent professional organization, and/or the competent authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes, or professional codes of conduct, applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

Failure by us or by any of our third party partners, including suppliers, manufacturers and distributors to comply with European Union laws and the related national laws of individual EU Member States governing the conduct of clinical trials, manufacturing approval, marketing authorization of medicinal products and marketing of such products, both before and after grant of marketing authorization, may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials or refusal to grant marketing authorization, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the marketing authorization, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.

Good Manufacturing Practices

Drug products must be manufactured and packaged in accordance, among other things, with current good manufacturing practices, or GMPs, and both Bachem and Jubilant, the contract manufacturers of EGRIFTA® and EGRIFTA SV®, as well as WuXi, the manufacturer of Trogarzo®, must adhere to GMPs in connection with the manufacture and packaging of these products. If a company wants to make certain changes in its manufacturing equipment, location or process, regulatory review and approval may be required. The FDA often conducts audits of manufacturing sites to ensure that manufacturers comply with quality-related requirements and GMPs. If, as a result of these inspections, it is determined that a manufacturer’s equipment, facilities or processes do not comply with the regulations and conditions of product approval, the FDA may issue an FDA-483 list of observations or seek civil, criminal or administrative sanctions and/or remedies against the manufacturer, including seeking corrective action, or requiring suspension of manufacturing operations, which would delay the product and sale of our products.

Similarly to the U.S., in the European Union, both marketing authorization holders and manufacturers of medicinal products must comply with European Union GMP standards when manufacturing medicinal products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the European Union with the intention to import the active pharmaceutical ingredients into the European Union. In addition, importers are responsible to ensure that the third country manufacturer complies with GMP. The manufacturing process for medicinal products in the European Union is highly regulated and regulators may shut down manufacturing facilities that they believe do not comply with regulations. In the European Union, national competent authorities are responsible for inspecting manufacturing sites located within their own territories. Manufacturing sites outside the European Union are inspected by the national competent authority of the Member State where the European Union importer is located, unless a mutual recognition agreement, or MRA, is in place between the EU and the country concerned. If an MRA applies, the authorities mutually rely on each other’s inspections. After inspecting a manufacturing site, EU competent authorities issue a GMP certificate or a non-compliance statement, which is entered in the EudraGMDP database. In the context of the Covid-19 pandemic, for sites in the EEA, GMP certificates and time-limited manufacturing and import authorizations are automatically extended until the end of 2021. This does not waive manufacturers’ and importers’ obligations to comply with GMP standards. For new sites and facilities within and outside the EEA that have not been inspected or where an inspection is required, a remote inspection by the relevant competent authorities may be carried out pending the resumption of onsite inspections.

Good Clinical Practices

The FDA promulgates regulations and standards, commonly referred to as good clinical practices, or GCPs, for designing, conducting, monitoring, auditing and reporting the results of clinical trials to ensure that the data and results are accurate and that the trial participants are adequately protected. Our research and development activities are subject to GCPs. The FDA enforces GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If study sites fail to comply with applicable GCPs or other applicable requirements, such as informed consent or Institutional Review Board oversight, the clinical data generated in clinical trials may be deemed unreliable and the FDA may require a sponsor to redo its studies or even stop a study. Where patient safety is at risk, the FDA could impose a clinical hold.

Similarly, in the European Union, the conduct of clinical trials is governed by Directive 2001/20/EC which imposes obligations and procedures that are similar to those in the United States. The European Union Good Clinical Practice rules and European Union Good Laboratory Practice obligations must also be respected during conduct of the trials. Clinical trials must be approved by the competent regulatory authorities and the competent Ethics Committees in the EU Member States in which the clinical trials take place. All entities conducting clinical trials in the European Union will be required to comply with the requirements of the new EU Clinical Trials Regulation (Regulation (EU) No 536/2014), which is due to come into application in 2021. The new EU Clinical Trials Regulation, which will replace the EU Clinical Trials Directive, including national legislation that was put in place to implement the Directive, introduces a complete overhaul of the existing regulation of clinical trials for medicinal products in the European Union, including a new coordinated procedure for authorization of clinical trials that is reminiscent of the mutual recognition procedure for marketing authorization of medicinal products, and an increased obligation on sponsors to publish clinical trial results. This will be carried out via a Clinical Trials Information System, or CTIS. CTIS will contain the centralized EU portal and database for clinical trials envisaged by the Regulation and will be used by clinical trial sponsors as a single entry point in the EU to obtain approval for clinical trials based on applications and for monitoring clinical trials during their life cycle, including the submission of summary of results. The EMA will set up and maintain CTIS, in collaboration with the Member States and the European Commission. The timing of the Regulation’s application is dependent on confirmation of full functionality of CTIS through an independent audit and it is anticipated that the CTIS will go live in December 2021. Once launched, CTIS will be immediately available for authorities and clinical trial sponsors, while a three-year phased transition period from the current Directive 2001/20/EC to the Regulation will apply. The authorization and oversight of clinical trials remains the responsibility of Member States, with the EMA managing CTIS and supervising content publication on the EMA’s website.

2.9                  PHARMACEUTICAL PRICING AND REIMBURSEMENT

In the United States and in other countries, sales of EGRIFTA SV® and Trogarzo® will depend in large part on the availability of reimbursement from third-party payors. These payors include both government (such as Federal Medicare and State Medicaid, AIDS Drug Assistance Programs and special needs plans in the United States) and private managed care organizations as well as pharmacy benefit managers.

These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare product candidates. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of EGRIFTA SV® and Trogarzo®. EGRIFTA SV® and/or Trogarzo® may not be considered cost-effective. It is time consuming and expensive for us, and our commercial partners, to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow us, or our commercial partners, to sell EGRIFTA SV® and/or Trogarzo® on a competitive and profitable basis.

United States

The U.S. Congress, state legislatures, and federal and state agencies from time to time propose and adopt initiatives aimed at cost containment, which could impact our ability to sell our drug products profitably. For example, in March 2010, the Patient Protection and Affordable Care Act, and the associated reconciliation bill, which we refer to collectively as the Health Care Reform Law was enacted, and was a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements (inclusive of price increases) for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Effective October 1st, 2010, the Health Care Reform Law revised the definition of “average manufacturer price” for reporting purposes, which could increase the amount of all Medicaid drug rebates. On January 21, 2016, the Centers for Medicare and Medicaid Services, or CMS, finalized a rule detailing reforms to the rebate and reimbursement systems for Medicaid prescription drugs. This final rule was intended to save taxpayers billions and ultimately improve beneficiary access to prescription drugs. The final rule allowed manufacturers to recalculate the baseline “average manufacturer price” and includes US territories in the calculation of “average manufacturer price” and “best price” effective April 1st, 2017. Further, the new law imposes a significant annual fee on companies that manufacture or import certain branded prescription drug products and biologic agents. Substantial new provisions affecting compliance also have been enacted, which may require us to modify our business practices with healthcare practitioners, and also may increase our regulatory burdens and operating costs.

The U.S. Medicare program provides payment for many pharmaceuticals under the Medicare Part D program. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Part D plans include both standalone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee.

Under Part D, government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while Part D applies only to drug benefits for Medicare beneficiaries, state Medicaid programs and private payors may follow Medicare coverage policy limitations in setting their own payment rates. Any reduction in payment that results under Part D may influence decision-making and negotiations for payments from non-governmental payors. Payors are, however, forbidden to negotiate both commercial and Part D agreements together. Negotiations must be kept separate.

The cost of pharmaceuticals continues to generate substantial governmental and third-party private payor interest. We expect that the pharmaceutical industry will experience pricing pressures due to the trend toward managed healthcare, particularly towards specialty pharmacy, the increasing influence of managed care organizations, and additional legislative proposals. For example, CMS issued an interim final rule on November 27, 2020 designed to test whether a Most-Favored-Nation model will help control growth in spending for Medicare Part B drugs without adversely affecting quality of care. This followed an Executive Order issued in September 2020 that directed the Secretary of DHHS to implement new payment models under the Medicare Part B and Part D programs to curb “unfair” and high drug prices in the United States. Implementation of this interim final rule has been blocked by a temporary restraining order and preliminary injunctions through various court actions. Nonetheless, we expect that there will continue to be a number of U.S. federal and state proposals to implement governmental pricing controls and limit the growth of healthcare costs, including the cost of prescription drugs.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Health Care Reform Law. The Health Care Reform Law may be modified, amended or repealed at any time and may or may not be replaced with a different law or health care payment system. We are unable to predict the full impact of any such potential modification, amendment or repeal of the Health Care Reform Law.

European Union

In the European Union, sales of Trogarzo® will depend in part on the availability and level of reimbursement from third-party payors. Third-party payors can be public or private or a combination of both. In order to obtain public reimbursement, prescription drugs are often evaluated by specialized bodies in a country. This process is in many cases independent of marketing approval and the time to carry out the evaluation differs in each country, often extending beyond the initial regulatory approval date of the drug.

The requirements and aspects considered during the assessment of a new prescription drug are not necessarily the same in each EU Member State and are given different weight depending on the EU Member States’ attitudes towards providing public healthcare and the government’s willingness to pay for these new drugs. We could be required to conduct specific health economic and other studies or analyses in order to satisfy such requirements. The decision to comply with such requirements will depend on the prospects of obtaining a positive opinion and the costs involved in the process and the profitability of the market.

In the European Union, the requirements governing drug pricing vary widely from country to country. In many EU Member States, pricing plays an important role in the evaluation of prescription drugs for reimbursement and in most cases, there are price controls that can include, but are not limited to, reference pricing to drugs sold within the EU Member States and in other EU Member States, the evaluation of what a fair price would be based on the condition that is being treated and the innovative quality of the new drug.

The sole legal instrument at the European Union level governing the pricing and reimbursement of medicinal products is Council Directive 89/105/EEC, or Price Transparency Directive. The aim of the Price Transparency Directive is to ensure that pricing and reimbursement mechanisms established in EU Member States are transparent and objective, do not hinder the free movement and trade of medicinal products in the European Union and do not hinder, prevent or distort competition on the market. The Price Transparency Directive does not, however, provide any guidance concerning the specific criteria on the basis of which pricing and reimbursement decisions are to be made in individual EU Member States. Neither does it have any direct consequence for pricing or levels of reimbursement in individual EU Member States. The national authorities of the individual EU Member States are free to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices and/or reimbursement of medicinal products for human use. Individual EU Member States adopt policies according to which a specific price or level of reimbursement is approved for the medicinal product. Other EU Member States adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market, including volume-based arrangements and reference pricing mechanisms. Further, an increasing number of EU Member States use prices for medicinal products established in other countries as “reference prices” to help determine the price of the product in their own territory. Consequently, a downward trend in prices of medicinal products in some countries could contribute to similar downward trends elsewhere.

Health Technology Assessment, or HTA, of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EU Member States. These countries include France, Germany and Sweden. The HTA process in the EU Member States is governed by the national laws of these countries. HTA is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of the use of a given medicinal product in the national healthcare systems of the individual country is conducted. HTA generally focuses on the clinical efficacy and effectiveness, safety, cost, and cost-effectiveness of individual medicinal products as well as their potential implications for the healthcare system. Those elements of medicinal products are compared with other treatment options available on the market.

The outcome of HTA will often influence the pricing and reimbursement status for specific medicinal products within individual EU Member States. The extent to which pricing and reimbursement decisions are influenced by the HTA of a specific medicinal product varies between the EU Member States.

2.10              INTELLECTUAL PROPERTY

As further described below, tesamorelin, the active ingredient comprising EGRIFTA® and EGRIFTA SV®, is protected by patents in both Canada and the United States.

Trogarzo® is not patent protected but benefits from twelve (12) years of market exclusivity in the United States and ten (10) years of market exclusivity in the European Territory. See “Regulatory Exclusivity” below.

Our Patent Portfolio

Tesamorelin in HIV

Our current patent portfolio is comprised of the following material patents for tesamorelin (EGRIFTA® and EGRIFTA SV®) in the field of HIV:

•	In the United States, we own three patents relating to the use of tesamorelin in the treatment of HIV-associated lipodystrophy, which are scheduled to expire in 2023.

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In Canada, we own a patent relating to the use of tesamorelin in the treatment of metabolic conditions associated with fat accumulation and/or hypercholesterolemia, including HIV-associated lipodystrophy, which is scheduled to expire in 2024.

Formulation of Tesamorelin

•	In the United States and in major European countries, we own patents relating to the F8 Formulation, which are scheduled to expire in 2023 and 2024, respectively; and

•	We have also filed additional patent applications related to the bioequivalence of certain formulation of tesamorelin to the F1 Formulation.

Tesamorelin in NASH

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In the United States, we have the exclusive right to a patent that claims a method for the treatment of NAFLD or NASH in a patient via the administration of tesamorelin. This patent is scheduled to expire in 2040.

TH1902 and TH1904 – SORT1+ TechnologyTM

Through the License Agreement, we have obtained the rights to different patent families involving applications filed in various countries of the world. These patent families relate to peptides and conjugates integrated to the SORT1+ TechnologyTM platform as well as the use thereof. A first patent was issued in Canada under number CA 3,006,313. This patent is scheduled to expire in 2036. In addition, we own a patent application filed in December 2019 that relates to formulations made with such peptides and conjugates.

Regulatory Exclusivity

The regulatory regimes of certain countries and territories such as the United States, Canada and Europe provide market exclusivity for a pharmaceutical product once approved. Data protection provides a person with protection against third parties who may wish to commercialize a product similar to an approved product.

In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984, or Hatch-Waxman Act, awards, in certain circumstances, non-patent marketing exclusivities to pioneer drug manufacturers. The Hatch-Waxman Act provides five years of non-patent marketing exclusivity within the United States to an applicant who gains approval of a NDA for a “new chemical entity,” a drug for which the FDA has not previously approved any other new drug with the same active moiety, which is the molecule or ion responsible for the action of the drug. This marketing exclusivity generally prevents the FDA from approving, in certain circumstances, any abbreviated new drug application, or ANDA, for a generic drug or any 505(b)(2) NDA that references the pioneer drug product. The market exclusivity for EGRIFTA SV® in the United States has expired.

In the United States, distinct from exclusivity for drug products, biological products, such as toxins and serums, may be eligible for non-patent exclusivity. Specifically, the Biologics Price Competition and Innovation Act of 2009, or the BPCI Act, amended the Public Health Service Act to provide an abbreviated licensure pathway for biological products, or 351(k) application, shown to be biosimilar to, or interchangeable with, an FDA-licensed biological reference product. In turn, the BPCI provides a 4-year exclusivity period from the date of first licensure of the reference product, during which a 351(k) application referencing that product may not be submitted. In addition, FDA may grant a 12-year exclusivity period from the date of first licensure of the reference product, during which approval of a 351(k) application referencing that product may not be made effective. For the first biological product determined to be interchangeable with the reference product for any condition of use, the agency may provide a period of market exclusivity, during which a second or subsequent biological product may not be determined interchangeable with that reference product. However, unlike the process for drug products, FDA will not grant exclusivity for supplements or changes to the reference biological product. Like drug products, biologic products can receive seven (7) years of market exclusivity for an orphan indication. Finally, FDA may issue an exclusivity period for certain biological products for which pediatric studies are conducted in accordance with a written request.

Trogarzo® benefits from twelve (12) years of market exclusivity in the United States.

In Europe, regulatory data exclusivity is independent of a product’s patent position. Under the community code for medicinal products (Directive 2001/83/EC (as amended) and Regulation (EC) 762/2004), new medicinal products are entitled to eight years regulatory data exclusivity from the date on which the product is granted a marketing authorization in the European Union. During that period, generic applicants cannot file applications referring to the innovator’s safety and efficacy data. At the end of that eight-year period, generic or biosimilar applicants may file and the competent authorities may review applications, however, the innovator is granted a further two years of market exclusivity before any approved generic or biosimilar product may be placed on the market. This period of market exclusivity can be extended by a further year if a new therapeutic indication that provides a significant clinical benefit is approved during the first eight years of data exclusivity.

Regulation (EC) No. 141/2000 (as amended), or Orphan Regulation, contains additional data exclusivity provisions for “orphan medicinal products”. These are products intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union; or that without incentives is unlikely to generate sufficient return to justify the necessary investment needed for its development. An orphan designation can be granted only if there is no satisfactory method of diagnosis, prevention or treatment of the condition authorized in the European Union, or if the product will be of significant benefit.

If a medicine is approved as a designated orphan medicine, the product will benefit from 10 years’ market exclusivity, from date of receipt of a marketing authorization from the European Commission, during which regulators cannot accept applications for similar medicinal products for the same indication, unless they offer a significant clinical benefit (i.e., in terms of safety or efficacy). To benefit from market exclusivity, a medicine must maintain its orphan designation at the time of marketing authorization. A medicine that has multiple orphan designations for different conditions will benefit from separate market exclusivity periods pertaining to its different orphan designations. To benefit from market exclusivity, a medicine must maintain its orphan designation at the time of marketing authorization. Article 8(2) of the Orphan Regulation establishes the possibility for Member States to request that the market exclusivity be reduced from ten to six years, under certain circumstances. Article 8(3) of the Orphan Regulation describes three types of derogations from the market exclusivity provided to orphan medicinal products where a marketing authorization may be granted, for the same therapeutic indication, to a similar medicinal product: (a) consent of the original marketing authorization holder; (b) inability of the original marketing authorization holder to supply sufficient quantities; and (c) the second medicinal product is safer, more effective or otherwise clinically superior.

The European Medicine Agency’s CHMP may issue the marketing authorization/extension to the marketing authorization, in circumstances where the CHMP conclude that the marketing authorization application is not similar to an authorized orphan medicinal product or if similar, that one of the derogations provided for in the Orphan Regulation claimed by the applicant applies, provided that the marketing authorization applicant can prove the quality, safety and efficacy of the medicinal product. However, if the CHMP conclude that the applicant product is similar to an authorized orphan medicinal product and none of the derogations apply, the CHMP will make a recommendation to refuse the marketing authorization /extension to the marketing authorization, irrespective of the quality, safety or efficacy of the medicinal product. The 10-year period of market exclusivity of an approved orphan product does not preclude a second, similar product, which has been authorized by way of derogation under Article 8(3) of the Orphan Regulation, to benefit from a new 10-year period of orphan market exclusivity, as long as it also fulfils the designation requirements set out in Article 3(1) of the Orphan Regulation. When the period of market exclusivity for an indication ends, the orphan designation for that indication expires and the European Commission removes it from the Community register of orphan medicinal products. Once all of the orphan designations associated with an approved medicine have expired or been withdrawn by the sponsor, the medicine ceases to be classified as an orphan medicine and no longer benefits from the orphan incentives.

The Paediatric Regulation (EC) No. 1901/2006 also provides specific incentives for the development of products with paediatric indications. If a product is approved on the basis of a dossier that includes paediatric clinical trial data generated in accordance with an approved paediatric investigation plan, the applicant will benefit from one of two periods of exclusivity: (1) if the product is an orphan medicine, it will benefit from an additional two years of orphan drug exclusivity (i.e., a total of 12 years’ orphan exclusivity); or (2) if the product is not an orphan medicine and is eligible for patent term extension (referred to as a supplementary protection certificate, or SPC) the patent term will be extended by six months. The paediatric-use marketing authorization, or PUMA, is a type of marketing authorization which applicants request for a medicinal product which is already authorized but is no longer covered by a patent or SPC and will be exclusively developed for use in children. This type of marketing authorization will cover the indication and appropriate formulation for the paediatric population and the development of this medicine in children will follow a paediatric investigation plan. Once issued, a PUMA will benefit from 10 years of market exclusivity (made up of 8 years data exclusivity and an additional two years marketing exclusivity) as an incentive for the development in children. The existing marketing authorization procedures including the centralised, Mutual Recognition Procedure, Decentralised Procedure, or national procedure are used for PUMA applications.

Trogarzo® benefits from ten (10) years of market exclusivity in the European Territory.

Our Trademark Portfolio

EGRIFTA® is our registered trademark in Canada and it is used in this country to commercialize tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.

EGRIFTA SV® is our trademark in the United States and it is used in this country to commercialize a different formulation of tesamorelin for the treatment of HIV-associated lipodystrophy.

Trogarzo® is a registered trademark of TaiMed in the United States and in Europe and it is under licence to us pursuant to the TaiMed Agreement.

THERA Patient Support® is our registered trademark in the United States and it is used to designate our call center that assists healthcare professionals and patients in processing referrals, following-up on treatment adherence and answering questions from both healthcare professionals and patients regarding EGRIFTA SV® and Trogarzo®.

EGRIFTA Support® is our registered trademark in Canada and it is used to designate our call center that assists healthcare professionals and patients in processing referrals and answering questions from both healthcare professionals and patients regarding EGRIFTA®.

SORT1+ TechnologyTM is our trademark and we have filed various trademark registration applications for this mark in trademark offices worldwide.

Other Intellectual Property Portfolio

Our portfolio of intellectual property contains additional trademarks, pending trademark registrations and domain names associated with our trademarks and pending trademark applications.

Our Policy on Intellectual Property

Our intellectual property practice is to keep all information relating to proprietary compounds, inventions, improvements, trade secrets, know-how and continuing technological innovation confidential and, where practicable, file patent and trademark applications. In particular, as part of our intellectual property protection practice, we:

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perform surveillance of third-party patents and patent applications in order to identify any third-party patent or third-party patent application which, if granted, could be infringed by our activities;

•	where practicable, file patent applications for any new and patentable invention, development or improvement in the United States and in other countries;

•	prosecute all pending patent applications in conformity with applicable patent laws and in a manner that efficiently covers our activities;

•	file trademark applications in countries of interest for our trademarks;

•	register domain names whose addresses include our trademark names; and

•	maintain our intellectual property rights by paying government fees as may be necessary to ensure such rights remain in force.

2.11              EMPLOYEES

As at November 30, 2020, we had 47 employees in Canada and seven (7) employees in Ireland. All of our employees are engaged in administration, finance, legal, medical affairs, regulatory, marketing and sales and research and development functions. None of our employees are unionized. We believe the relations with our employees are good.

Through Syneos, as at November 30, 2020, we had an additional fifty (50) persons dedicated to the commercialization of EGRIFTA SV® and Trogarzo® in the United States and six (6) persons dedicated to the commercialization of Trogarzo® in the European Territory.

2.12              FACILITIES

Our head office is located at 2015 Peel Street, 11th Floor, in the City of Montreal, Québec, Canada where we lease a 15,000 square-foot office space. We conduct our European activities from premises located at 2 Hume Street, 4th Floor, Dublin 2, Ireland, where we lease a 1,765 square-foot office space.

We also conduct some of our research and development activities at laboratories leased from the Université du Québec à Montréal, in Montreal, Canada

2.13              ENVIRONMENT

To our knowledge, environmental issues do not have a material financial or operational impact on our capital expenditures, income or competitive position within the normal course of our operating activities.

ITEM 3    RISK FACTORS

Before you invest in our securities, you should understand the high degree of risk involved and consider carefully the risks and uncertainties described below. The following risks may adversely impact our business, financial condition, operating results and prospects. Additional risks and uncertainties, including those that we do not know about or that we currently believe are immaterial, may also develop as our operations evolve and, therefore, may adversely affect our business, financial condition, operating results or prospects. As a result, the trading price of our securities, including our common shares, could decline and you could lose all or part of your investment.

3.1              RISKS RELATED TO THE COVID-19 PANDEMIC

The COVID-19 pandemic could have a material adverse effect on our 2021 business strategy and objectives, the result of which could adversely impact the sales of our products, our revenues, results of operation and the conduct of our clinical trials and other research and development activities.

The outbreak of COVID-19, its recent variants and any other outbreaks of contagious diseases or other adverse public health developments, could have a material adverse effect on the successful implementation of our 2021 business strategy and objectives, the result of which could materially adversely impact the sales of our products, our revenues, results of operation and the conduct of our clinical trials and other research and development activities. The outbreak of COVID-19 has resulted in governmental authorities implementing numerous measures to try to contain the pandemic, such as travel bans and restrictions, quarantines, shelter in place orders, increased border and port controls and closures, and shutdowns. There is considerable uncertainty regarding such measures and potential future measures.

Since the onset of the COVID-19 pandemic, our office personnel have been working remotely, including our contractual sales force and medical science liaison personnel, and may continue to do so. The impact of working-from-home policies and other confinement measures have resulted in our sales force being unable to meet face-to-face with health care professionals to detail our products. In addition, patients have been unable to visit their physician as originally planned and receive a medicine such as Trogarzo® which requires intravenous infusion. Confinement measures could also slow down the recruitment of patients for our clinical trials and delay their completion.

The COVID-19 pandemic has significantly increased economic and demand uncertainty throughout North America and Europe. It is likely that the current pandemic or further spread of COVID-19 will continue to cause an economic slowdown, and it is possible that the COVID-19 pandemic could cause a global recession despite the introduction of vaccination campaigns. The COVID-19 pandemic has caused disruption and volatility in the global capital markets, which, depending on further developments, could impact our capital resources and liquidity in the future, including the availability of financing on attractive terms, if at all.

The extent to which COVID-19 could impact our operations, financial condition, liquidity, results of operations, and cash flows is still highly uncertain and will depend on future developments, including the safety and efficacy of the recently developed vaccines against the coronavirus and its variants, the access to those vaccines, success of mitigation measures effected by the Corporation to date and those which may be taken by it in the future.

3.2              RISKS RELATED TO THE COMMERCIALIZATION OF OUR PRODUCTS

Our commercial success and revenue growth depend mainly on the commercialization of EGRIFTA SV® and Trogarzo® in the United States and of Trogarzo® in Europe; unsatisfactory future sales levels of EGRIFTA SV® and Trogarzo® in the United States and of Trogarzo® in Europe will have a material adverse effect on us.

Our ability to generate revenue and sustain growth is currently based on the commercialization of EGRIFTA SV® and Trogarzo® in the United States and on Trogarzo® in Europe.

Our success in generating sales revenue from EGRIFTA SV® and Trogarzo® in the United States and from Trogarzo® in European will depend on our capacity:

•	to pursue the deployment of a commercialization strategy that will be accepted by patients, healthcare professionals and third-party payors;

•	to maintain reimbursement coverage for EGRIFTA SV® and Trogarzo® by third-party payors;

•	to obtain reimbursement coverage for Trogarzo® in major European countries;

•	to maintain the registration of EGRIFTA SV® and Trogarzo® on U.S. governmental forms as drugs available for purchase in the United States;

•	to ensure that adequate supplies of EGRIFTA SV® and Trogarzo® are available;

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to maintain conflict-free relationships with our principal third-party suppliers of services, namely our agent in the United States and in the European Union (Syneos), our manufacturers, (TaiMed and Jubilant), our distributor in the United States (RxCrossroads) and in Europe (Loxxess), as well as other specialized third parties; and

•	to defend our intellectual property rights regarding tesamorelin against third parties.

Our success in commercializing our products in the United States and in the European Territory will also depend on:

•	the capacity of Syneos, in collaboration with us, to retain qualified, motivated and talented sales representatives and other key individuals instrumental in the commercialization of our products; and

•	the capacity of our third-party suppliers to comply with all laws and regulations applicable to the conduct of their respective businesses.

There can be no assurance that sales of our products to customers in the United States and in the European Territory will increase in the future or that we will generate sales at a profitable level. If sales of our products decrease, our revenue would be adversely affected which, in turn, could materially adversely affect our business, financial condition and operating results.

Because we expect to be dependent on revenues from EGRIFTA SV® and Trogarzo® for the foreseeable future, any negative developments relating to these products, such as safety or efficacy issues, manufacturing issues, the introduction or greater acceptance of competing products, or adverse regulatory or legislative developments, or our inability to successfully manage any of the abovementioned factors, will have a material adverse effect on our business and our future business prospects.

RxCrossroads is our only client in the United States in connection with the sale of EGRIFTA SV® and Trogarzo® and a default or a dispute under our agreement, or its termination or non-renewal at term, would materially adversely affect our revenues, business and operating results.

More than 95% of our revenues are derived from the sale of our products to RxCrossroads that acts as our exclusive distributor in the United States. If our agreement with RxCrossroads is terminated, or is not renewed at term and we are unable to find another distributor prior to its term, or if we are in default or engaged in a dispute with RxCrossroads, our sales may be materially adversely impacted and our revenues could decrease substantially.

In addition, under the terms of our agreement with RxCrossroads, we agreed to reimburse RxCrossroads for chargebacks and other discounts that RxCrossroads may offer to its clients. If RxCrossroads’ clients omit to timely claim from RxCrossroads any discount they are entitled to, or if they make a mistake in assessing the types of discounts they are entitled to claim and they claim those discounts later in a year, we will have to refund RxCrossroads for such discounts to which RxCrossroads’ clients are entitled to and this may materially adversely affect our level of revenues and operating results for the year.

We rely on third parties for the manufacture, distribution and commercialization of our products and such reliance may adversely affect our revenues, business and future business prospects if the third parties are unable or unwilling to fulfill their obligations.

We have a single third-party service provider for each of our core business activities pertaining to the commercialization of our products, namely their manufacturing, distribution and commercialization. Any material issues such third-party service providers may encounter that relate to the provision of services to us would have a material adverse effect on our revenues, business and future business prospects since these third-party service providers may not be easily or rapidly replaced.

We do not own or operate manufacturing facilities for the production of EGRIFTA®, EGRIFTA SV® and tesamorelin, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on Bachem and Jubilant to manufacture and supply all of our required raw materials, drug substance and drug product for sales of EGRIFTA® and EGRIFTA SV®. Our agreement with Bachem has expired and we are currently renegotiating the terms and conditions of a new manufacturing agreement. We are also renegotiating some of the terms of our Jubilant Agreement. Although we are in discussions with Bachem and Jubilant, our inventory of drug product is high and potential alternative suppliers and manufacturers have been identified, but we have not entered into any agreements with them. Also, we have not qualified these alternative manufacturers to date and no assurance can be given that such manufacturers will be qualified in the future or receive necessary regulatory approvals. The replacement of a third-party manufacturer is time-consuming and costly due to the required validation of their capabilities. The validation process includes an assessment of the capacity of such third-party manufacturer to produce the quantities that we may request from time to time, the manufacturing process and its compliance with current good manufacturing practice, or GMP, regulations. In addition, the third-party manufacturer would have to familiarize itself with our technology. Validation of an additional third-party manufacturer takes at least twenty-four (24) months and could take as long as thirty-six (36) months or more. If we fail to renegotiate the terms and conditions of the Bachem Agreement, we may no longer be able to rapidly manufacture tesamorelin for EGRIFTA SV® and for our Phase 3 clinical trial in NASH. If we fail to agree on revised terms of the Jubilant Agreement, our relationship with Jubilant may deteriorate and Jubilant could decide to terminate our agreement as per the current terms of the Jubilanft Agreement governing termination. Despite our current level of inventory of EGRIFTA SV® and tesamirelin, we may incur a shortage of EGRIFTA SV® and tesamorelin by the time new manufacturers are qualified.

TaiMed is our sole supplier of Trogarzo®. TaiMed does not currently own or operate any manufacturing facilities for the production of Trogarzo® and must rely on its sole supplier, WuXi. We are not in a contractual relationship with WuXi for Trogarzo® and, therefore, we may not be able to interact with Wuxi in the event they encounter issues which could adversely affect the supply of Trogarzo®. In such circumstances, we will need to rely on TaiMed to address any of those issues. We have no control over the time and efforts that TaiMed will devote in finding solutions to supply issues if such were to occur, or any say on the solution itself. Any delay in addressing manufacturing issues or any solution to address a manufacturing problem that is not to our liking could have a material adverse effect on the supply and sale of Trogarzo® and, accordingly, materially adversely affect our revenues.

We do not have state licensure in the United States to distribute EGRIFTA SV® , Trogarzo® or any other product we may acquire or in-license and we do not currently intend to pursue applications to obtain the licenses required in order to distribute a drug product in the United States. Our supply chain model is based upon that fact and the distribution of EGRIFTA SV® and Trogarzo® in the United States is done through RxCrossroads which currently holds all state licensure required to distribute a drug product in every American state. Although potential alternative third-party service providers have been identified to replace RxCrossroads in the event that it becomes unable to distribute EGRIFTA SV® and Trogarzo®, we have not entered into any agreements with them and no assurance can be given that such providers would enter into any agreement with us on terms satisfactory to us.

In the European Territory, we hold a wholesale distribution authorization but do not have any warehouse and structure to store, pack and ship Trogarzo®. We do not currently intend to open a warehouse and do not have the infrastructure to carry out the activities set forth above. Therefore, we are relying on Loxxess to carry out these activities. We have not entered into a long-term commercial agreement with Loxxess. The Loxxess Agreement is a one-year term agreement that automatically renews at the end of its term unless a party provides the other with a prior written notice of its intent not to renew such agreement within a certain period of time. Although we have identified other third-party logistic service providers in the European Territory, if the Loxxess Agreement is terminated unilaterally by Loxxess, or if we decide to terminate such agreement, there can be no assurance that we would succeed in entering into agreements with those other third-party logistic service providers on terms satisfactory to us. Our failure to enter into long-term commercial agreements with those third-party logistic service providers would disrupt our supply and distribution chain and would delay the commercialization of Trogarzo® in the European Territory. All such events would result in a material adverse effect on our business, revenues and financial conditions.

The vast majority of our sales, medical service liaison and market access personnel in the United States and in the European Territory dedicated to the commercialization of our products in these territories is provided by Syneos. Syneos provides us with all of the services related to the commercialization of our products, namely sales personnel, medical science liaison personnel, market access specialists and other individuals whose roles and functions pertain to the commercialization of our products. Although we are aware that there exists other third-party services providers that could provide the same services as Syneos, we have not entered into any agreements with them nor conducted any audit on them. If we need to find another third-party service provider for some or all of the services provided by Syneos, it will be time-consuming and will be disruptive to our business. In addition, there can be no assurance that we will be able to find such third-party service provider if we are unable to agree on the terms and conditions of an agreement with them.

Finally, we will be relying on the services of a contract research organization, or CRO, for the conduct of our Phase 3 clinical trial studying tesamorelin for the treatment of NASH in the general population and our Phase 1 clinical trial studying TH1902 in various types of cancer. These CROs will be tasked with the recruitment of patients, negotiations of clinical study agreements with various clinics and the monitoring of those clinics in connection with our clinical trials. If these CROs default on their covenants or are found, for instance, to be in violation of applicable laws, our clinical trials could be delayed and any timelines set forth in our public communications could be wring. In addition, if these CROs are found to be in violation of applicable laws, any data generated in the course of our clinical trials could be questioned by regulatory agencies and this could lead to a rejection of any data submitted to those regulatory agencies at the time of submitting an sBLA or NDA seeking the approval of our products.

Our reliance on single third-party service providers for each of our core business activities exposes us to a number of risks. For instance, we may be subject to delays in, or suspension of, the manufacturing of EGRIFTA SV® and Trogarzo® if a third-party manufacturer:

•	becomes unavailable to us, or to TaiMed, for any reason, including as a result of the failure to comply with GMP regulations;
•

experiences manufacturing problems or other operational failures, such as labour disputes, equipment failures or unplanned facility shutdowns required to comply with GMP, or damage from any event, including fire, flood, earthquake, business restructuring, labour disputes or insolvency; or

•	fails to perform its contractual obligations under our agreement, such as failing to deliver the quantities requested on a timely basis or not meeting product specifications.

We may also be subject to distribution disruption and interrupted sales of EGRIFTA SV® and Trogarzo® in the United States, or of Trogarzo® in the European Territory, if:

•	RxCrossroads or Loxxess becomes unavailable to us for any reason, including as a result of its failure to meet applicable laws;
•

RxCrossroads or Loxxess experiences warehousing problems or other operational failure, such as unplanned facility shutdown or damage from any event, including fire, flood, earthquake, business restructuring or insolvency; or

•	RxCrossroads or Loxxess fails to perform its contractual obligations under our agreement.

We may be subject to a decrease in sales of our products in the United States or in the European Territory or we may face reimbursement challenges if Syneos:

•	becomes unavailable to us for any reason, including as a result of its incapacity to motivate and retain the employees working on the commercialization of EGRIFTA SV® and/or Trogarzo®;
•	experiences compliance issues with the FDA or the EMA; or
•	fails to perform its contractual obligations under our agreement.

Significant safety problems may arise with respect to EGRIFTA SV® and Trogarzo® which could result in restrictions in EGRIFTA SV®’s or Trogarzo®’s label, product recall or withdrawal of any of our products from the market, any of which could materially adversely impact our business and our future business prospects.

New safety issues may arise as EGRIFTA SV® and Trogarzo® are used over longer periods of time by a wider group of patients, some of whom may be taking numerous other medicines, or may suffer from additional underlying health problems. Such safety issues could include an increase in the severity or frequency of known problems or the discovery of previously unknown problems, and may result in a variety of adverse regulatory actions. Under U.S. laws, the FDA has broad authority over drug manufacturers to compel any number of actions if safety problems arise, including, but not limited to: (i) requiring manufacturers to conduct post-approval clinical studies to assess known risks or signals of serious risks, or to identify unexpected serious risks; (ii) mandating labeling changes to a product based on new safety information; or (iii) requiring manufacturers to implement a risk evaluation mitigation strategy where necessary to assure safe use of the drug. Similar laws and regulations exist in countries outside of the United States.

We recently received a notification letter from the FDA requiring us to conduct a post-marketing requirement study to collect prospective data in individuals exposed to Trogarzo® during pregnancy to monitor maternal and pregnancy outcomes. This is based on findings from an enhanced pre- and post-natal development study conducted in cynomolgus monkeys administered Trogarzo® that had shown potential birth complications for newly born infant monkeys. We are currently in discussion with the FDA regarding the details of this request. It is possible that the request of the FDA may lead to a change in the Trogarzo® label resulting in the addition of further safety, contraindication and/or warnings and precautions information. Such warnings could also take the form of a “black box warning”.

Previously unknown safety problems could also result in product recalls, or withdrawal of the products from the territory(ies) where they are approved for commercialization. If new safety issues are discovered, sales of EGRIFTA SV® and/or Trogarzo® may decrease and result in a material adverse effect on our business, financial condition and operating results.

Our levels of revenues are highly dependent on obtaining and maintaining patient reimbursement for EGRIFTA SV® and Trogarzo®.

Market acceptance and sales of EGRIFTA SV® and Trogarzo® substantially depend on the availability of reimbursement from third-party payors such as governmental authorities, including U.S. Medicare and Medicaid, managed care providers, and private insurance plans and may be affected by healthcare reform measures in the United States and elsewhere. Third-party payors decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and these third-party payors are attempting to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors have been challenging the prices charged for products. Third-party payors may decrease the level of reimbursement of a product or cease such reimbursement and the occurrence of any of these events could materially adversely affect the sales of EGRIFTA SV® and Trogarzo®.

Sales of EGRIFTA SV® and Trogarzo® to patients benefitting from U.S. funded reimbursement programs represent the most important part of our sales. Denial of coverage for any of those products under any of the current programs would materially adversely affect our revenues.

In the European Territory, sales of Trogarzo® will be highly dependent on obtaining reimbursement. As discussed under “Pharmaceutical Pricing and Reimbursement” above, the process of seeking reimbursement for a new drug is complex and varies from one EU Member State to another. In many EU Member States, pricing plays an important role in the evaluation of prescription drugs for reimbursement. There can be no assurance that Trogarzo® will be reimbursed by all or any EU Member State.

Even if Trogarzo® is reimbursed, in EU Member States, legislators, policymakers and healthcare insurance funds continue to propose and implement cost-containing measures to keep healthcare costs down, due in part to the attention being paid to healthcare cost containment in the European Union. Certain of these changes could impose limitations on the prices we will be able to charge for Trogarzo® or the amounts of reimbursement available for Trogarzo® from governmental agencies or third-party payors. Further, an increasing number of EU Member States and other foreign countries use prices for medicinal products established in other countries as “reference prices” to help determine the price of the product in their own territory. Consequently, a downward trend in prices of medicinal products in some countries could contribute to similar downward trends elsewhere. In addition, the ongoing budgetary difficulties faced by a number of EU Member States have led and may continue to lead to substantial delays in payment and payment partially with government bonds rather than cash for medicinal drug products, which could negatively impact our potential revenues and profitability from Trogarzo®. Moreover, in order to obtain reimbursement for Trogarzo® in some EU Member States, we may be required to conduct clinical trials that compare the cost-effectiveness of Trogarzo® to other available therapies. There can be no assurance that Trogarzo® will obtain favorable reimbursement status in any EU Member States.

Even though EGRIFTA®, EGRIFTA SV® and Trogarzo® are approved for sale in one or more territories, revenue that we generate from their sales may be limited.

Sales of EGRIFTA®, EGRIFTA SV® and Trogarzo® will depend upon the acceptance of such products by the medical community, including physicians, patients and third-party payors. The degree of market acceptance of any of our products will depend on a number of factors, including:

•	demonstrated product safety, including the prevalence and severity of side effects, and effectiveness as a treatment that addresses a significant unmet medical need;

•	storage requirements, dosing regimen and ease of administration;

•	the availability of competitive alternatives;

•

our ability to obtain and maintain sufficient third-party coverage for reimbursement from government health care programs, including U.S. Medicare and Medicaid, private health insurers and other third-party payors;

•	the willingness and ability of patients to pay out-of-pocket for medications;

•	the product price; and

•	the effectiveness of sales and marketing efforts.

If our products do not achieve adequate sales, we may not generate sufficient revenue in order to become profitable.

We face competition and the development of new products by other companies could materially adversely affect our business and operating results.

The biopharmaceutical and pharmaceutical industries are highly competitive and we must compete with pharmaceutical companies, biotechnology companies, academic and research institutions as well as governmental agencies for the development and commercialization of products, most of which have substantially greater financial, technical and personnel resources than us. We believe there is currently few approved drug products competing directly with our approved products. However, with respect to Trogarzo®, we face competition from the recent approval of fostemsavir in the United States and in the European Union. In addition, we are aware that dolutegravir and darunavir are being used in regimens to treat MDR HIV-1 and that attachment inhibitors, long-acting ARTs and broadly working antibody products are under development. With respect to EGRIFTA SV®, we face competition from companies selling human growth hormone, testosterone, insulin sensitizing agents, GLP-1 receptor agonists and sermorelin as those products may be prescribed by physicians. In addition, other approaches to reduce visceral adipose tissue in the abdominal area include coping mechanisms such as lifestyle modification (diet and exercise), switching ARTs or liposuction.

The development of a vaccine against HIV or of any cure against HIV would have a material adverse effect on our business, operating results and financial conditions.

Although there exists no known vaccine and cure for HIV, we are aware that there are research and development activities carried out in order to eradicate this disease. We are also aware that a very low number of patients were cured from HIV. If a vaccine or a cure was found to prevent or cure HIV, sales of our products would be materially adversely impacted and our revenue growth would be hampered. The discovery of any vaccine or cure against HIV would have a material adverse effect on our business, operating results and financial condition.

3.3              RISKS RELATED TO RESEARCH AND DEVELOPMENT ACTIVITIES

The conduct of research and development activities is risky and results obtained therefrom may not be those anticipated. Therefore, there can be no assurance that any research and development plan on a product candidate or medical device will result in an approved drug or medical device.

Research and development activities are highly risky and the results obtained therefrom may not yield any of the anticipated benefits. The development of a product candidate into a new drug requires the conduct of many tests on animals and humans, all of which must comply with stringent regulation and require substantial investments. There can be no assurance that any research and development program designed to develop a new formulation, a new drug, a new mode of administration or provide a new treatment, such as the development of the F8 Formulation and the Pen, the development of tesamorelin for the potential treatment of NASH in the general population and the development of our peptide-drug conjugates resulting from our SORT1+ TechnologyTM platform, will end up generating positive results leading up to an approved formulation, label expansion, new medical device or a new product by a regulatory authority. The failure to develop a new formulation, a new method of treatment, new mode of administration or a drug product could hamper the future growth of our business and have long-term adverse effects on our potential revenues and operating results.

The development of tesamorelin for the treatment of NASH in the general population is subject to an agreement with the FDA on the final design of our Phase 3 clinical trial, the approval of the Corporation’s proposed Phase 3 clinical trial design by European regulatory agencies, meeting of the Corporation’s Phase 3 clinical trial endpoints and approval by those regulatory agencies of the Corporation’s clinical study results. If the Corporation is unable to agree with the FDA on a final Phase 3 clinical trial design or with European regulatory agencies for such trial design, or if the Corporation is unable to meet the endpoints of its Phase 3 clinical trial or does not receive approval of tesamorelin for the treatment of NASH in the general population, its potential long-term revenues and prospects will be materially adversely affected.

Although the FDA has delivered to the Corporation a “Study May Proceed” letter for its Phase 3 clinical trial for the development of tesamorelin for the treatment of NASH, such letter included questions, comments and a recommendation that the Corporation requests a meeting to discuss those questions and comments on certain aspects of the proposed trial design. The Corporation has now requested such meeting. The European regulatory authorities have not approved the Corporation’s Phase 3 clinical trial to develop tesamorelin for the treatment of NASH in the general population as the Corporation has not filed any documentation seeking such approval.

The Corporation’s initial strategy is to have a Phase 3 clinical trial design that is accepted by both the FDA and the European regulatory agencies. However, there can be no guarantee that the Corporation’s clinical trial design will be accepted by both agencies even if the FDA and the Corporation agreed on a trial design. The approval by the regulatory authority of one country does not guarantee that a similar approval will be obtained from regulatory authorities of other countries. If the Corporation is unable to come to an agreement on a similar clinical trial design with the FDA and European regulatory agencies, the Corporation may forego the conduct of its Phase 3 clinical trial in one of those jurisdictions and materially decrease the likelihood that the results obtained from the conduct of its Phase 3 clinical trial in one territory get recognized in the territory where no agreement was entered into with respect to such clinical trial design. As a result, even though there can be no guarantee that a regulatory authority will approve any sBLA, or the equivalent thereof, filed by the Corporation seeking approval of tesamorelin for the treatment of NASH, the Corporation may not obtain approval from the regulatory authority located in the territory where the Phase 3 clinical trial design was not approved and, therefore, limits its ability to expand sales of its product in such territory. If the Corporation is unable to maximize the number of territories in which it can sell its products, this would have a material adverse effects on its revenues, financial results and long-term growth prospects.

In addition, the timelines to initiate the Corporation’s Phase 3 clinical trial will be dependent upon any adjustment the FDA may require the Corporation to make to its proposed clinical trial design and the negotiation, if any, to be had with European regulatory authorities once a proposed Phase 3 clinical trial design have been filed with such authorities to harmonize it to that agreed to with the FDA.

The beginning or completion of clinical studies may be delayed or prevented for several reasons, including, among others:

•

Adjustments required to the proposed Phase 3 clinical trial design resulting from the meeting with the FDA may result in additional costs and/or delays in the anticipated timing for the initiation of the trial;

•	The European regulatory authority may not approve the Corporation’s Phase 3 clinical trial design or require that amendments be made thereto prior to approving such clinical trial;
•	Negative results from the Corporation’s clinical trial resulting in a failure to meet the endpoints of its Phase 3 clinical trial;
•

Delays in reaching or failing to reach agreement on acceptable terms with clinical study sites, the terms of which can be subject to considerable negotiation and may vary significantly among different study sites;

•	Any breach of the terms of any contract research organization agreement by us or by our third-party suppliers that have responsibility to assist us for the conduct of our clinical trials;
•	Inadequate quantity or quality of the F8 Formulation or other materials necessary to conduct the Corporation’s Phase 3 clinical trial;
•

Challenges in recruiting and enrolling patients to participate in the Corporation’s Phase 3 clinical trial, such as the confinement measures adopted by regulatory authorities in the context of the COVID-19 pandemic, the proximity of patients to study sites, eligibility criteria to be included in the clinical trial, the nature of the clinical trial and the competition from other clinical study programs for the treatment of NASH in the general population;

•	Severe or unexpected adverse tesamorelin-related drug effects experienced by patients using EGRIFTA SV® or patients using tesamorelin during the Phase 3 clinical trial;
•	Regulatory agencies requiring the Corporation to conduct additional clinical studies prior to approving its sBLA after review of its Phase 3 clinical trial results;
•

Regulatory agencies disagreeing with the Corporation’s interpretation of the data resulting from its Phase 3 clinical trial, or changing the requirements for approval even after they have approved the Corporation’s Phase 3 clinical trial design;

•

Difficulties in retaining patients who have enrolled in the Corporation’s Phase 3 clinical trial but who may be prone to withdraw due to rigours of the clinical trial, lack of efficacy, side effects, personal issues or loss of interest; and

•	Lack of funds or financing options to conduct a clinical trial such as the study of tesamorelin for the treatment of NASH in the general population.

In addition, clinical studies may also be delayed or terminated as a result of ambiguous or negative interim results. The Corporation may decide to suspend or terminate its Phase 3 clinical trial or regulatory agencies could order the Corporation to do so for several reasons, including, among others:

•	Failure to conduct the clinical trial in accordance with the regulatory requirements of the Corporation’s study protocol; and
•

Inspections of the clinical study operations or study sites by regulatory agencies that would reveal deficiencies or violations requiring the Corporation to undertake corrective actions (to the extent any are available).

The Corporation’s inability to obtain approval of its final Phase 3 clinical trial design, a delay in the conduct of its Phase 3 clinical trial or the suspension or termination of such trial could materially adversely affect our business prospects and our potential long-term revenues derived from the sale of tesamorelin for the treatment of NASH in the general population.

We will require substantial capital to pursue the development of our product pipeline, including the conduct of our Phase 3 clinical trial for the development of tesamorelin for the treatment of NASH in the general population and the development of TH1902 in various types of cancer. If we are unable to generate cash flow from our commercial operations or are unable to access capital if, and when, needed, we may have to delay, suspend or cancel our Phase 3 clinical trial, Phase 1 clinical trial or the development of any of our product candidates, the result of which would have a material adverse effect on our long-term growth, potential revenue growth and our business prospects.

The development of pharmaceutical products is very costly and capital intensive.

Our proposed Phase 3 clinical trial studying tesamorelin for the treatment of NASH in the general population will require the enrollment of over 2,000 patients and our study will be conducted over many years. The costs associated with the enrollment of patients, the monitoring of a study and the monitoring of clinical sites are expensive and such costs are directly proportional to the number of patients enrolled in a study over the duration of such study. Therefore, we expect the Phase 3 clinical trial to cost multi-millions of dollars.

To the extent that the results obtained in our Phase 1 clinical trial are positive, the development of TH1902 could accelerate, especially as a result of the recent decision of the FDA to grant “Fast Track” designation to TH1902. The number of patients that we may have to enroll to move to a Phase 2 clinical trial would be based, among other things, on our development strategy. For instance, if we were to decide to study TH1902 concurrently, in various types of cancer, we could have to enroll a large number of patients. Such a Phase 2 clinical trial could be very expensive and require capital.

We intend to fund the development of our Phase 3 clinical trial, Phase 1 clinical trial and the development of other product candidates through cash flows resulting from the sales of our products and though the use of the net proceeds from the Offering. However, if our sales do not generate sufficient cash flows, or if we incur delays in recruiting patients or are faced with unexpected expenses in the conduct of our operations, we may not have enough cash to fund our research and development activities. In addition, market conditions may not be favorable to resort to public financing and, even if favorable, the terms of such financing may not be attractive to us. If we are unable to generate sufficient cash flows from our operations or do not have access to public or private financing to fund our research and development activities, we may have to delay, suspend or cancel the conduct of our clinical trials and the development of our product candidates. Any delay, suspension or cancellation of the development of our product candidates would have a material adverse effect on our long-term growth, potential revenue growth and business prospects.

The development of TH1902 for the potential treatment of various types of cancer is still uncertain since results obtained from preclinical in vivo development work may not be replicated into human subjects. The goal of the Phase 1 clinical trial using TH1902 is to determine the MTD that can be administered to human subjects and various serious adverse side effects are expected to be discovered from the injection of TH1902 in human subjects. If the Corporation is unable to replicate results obtained from its preclinical work or if patients enrolled in the clinical trial are subject to serious adverse side effects, the Corporation may have to discontinue its Phase 1 clinical trial. Any interruption or halt in the Corporation’s Phase 1 clinical trial would materially adversely affect the development of its SORT1+ TechnologyTM platform, reduce its pipeline of drug candidates and could materially adversely affect its long-term growth and prospects.

Clinical failure can occur at any stage of clinical development. The Corporation’s Phase 1 clinical trial may not replicate results obtained from its preclinical in vivo work and we may not be able to determine the MTD into human subjects as a result of difficulty in enrolling patients, patients’ responsiveness to TH1902’s serious adverse side effects or patients death.

TH1902 is being developed as a potential treatment for severe, various life-threatening types of cancer. The Phase 1 clinical trial will be conducted with patients that will be more prone than the general population to exhibit certain diseases state or adverse events. Some of those patients face a life-threatening situation and may die during our Phase 1 clinical trial. Although the Corporation expects patients to have serious adverse side effects from the administration of TH1902, it may become difficult to discern whether certain events or symptoms observed in certain patients are directly related to TH1902. In the event of the death of a patient, the Corporation may have to suspend its Phase 1 clinical trial to determine whether such patient’s death is associated with the administration of TH1902. The suspension period could be lengthy since an investigation will be conducted to determine its causation. In the event the death of a patient is found not to be associated with TH1902, which would lead to the continuity of the Corporation’s Phase 1 clinical trial, the FDA may nonetheless require that the Corporation amend its Phase 1 clinical trial design by imposing various safety measures, the effect of which would be to increase its costs. In addition, the Corporation may have difficulty enrolling additional patients to resume the trial as a result of such death. The amendment of a Phase 1 clinical trial design, the obligation to add additional safety measures or the difficulty in enrolling additional patients would cause delays and increase the costs to complete the Corporation’s Phase 1 clinical trial. If the death of a patient is found to be related to TH1902, the Corporation may have to halt or completely cease its Phase 1 clinical trial which could lead to the abandonment of the development of our SORT1+ TechnologyTM platform. The abandonment of the development of the Corporation’s SORT1+

TechnologyTM platform would reduce its pipeline of drug candidates and could materially adversely affect its long-term growth and prospects.

The conduct of clinical trials requires the enrolment of patients and difficulties in enrolling patients could delay the conduct of our clinical trials or result in their non-completion.

In connection with the development of a new treatment or a new drug, such as the development of tesamorelin for the potential treatment of NASH in the general population and the development of our peptide-drug conjugates resulting from our SORT1+ TechnologyTM platform, we must conduct clinical trials. Clinical trials require the enrolment of patients and we may have difficulties enrolling patients for those clinical trials. These difficulties may arise as a result of the confinement measures adopted by regulatory authorities in the context of the COVID-19 pandemic, design protocol, the size of the patient population, the eligibility criteria to participate in the clinical trials, the availability of competing therapies, the patient referral practices of physicians and the availability of clinical trial sites. Difficulty in enrolling patients in connection with the conduct of clinical trials could result in their cancellation or delays in completing them. Once patients are enrolled in a clinical trial, the occurrence of any adverse drug effects or side effects observed during the trial could also result in the clinical trial being cancelled. The cancellation of clinical trials for the foregoing reasons could lead to our forfeiting the development of the product candidates tested in those clinical trials and have a material adverse effect on our long-term growth and prospects.

Regulatory agencies have not approved the F8 Formulation as being bioequivalent to the Corporation’s F1 Formulation. Under such circumstances, the Corporation may have to conduct additional clinical studies to prove the bioequivalence of the F8 Formulation against the F1 Formulation, resulting in additional capital expenditures and delays in the use of the F8 Formulation.

The Corporation has conducted studies to assess the bioequivalence of the F8 Formulation against the F1 Formulation. These studies were conducted based on the current FDA regulation to show the bioequivalence of formulations. The Corporation has not filed a sBLA with the FDA seeking the approval of the F8 Formulation for commercial use and does not contemplate making such filing before 2022.

In addition, the Corporation has not manufactured validation batches of the F8 Formulation and is therefore currently unable to determine whether the manufacturing process will be stable and allow the commercial use of the F8 Formulation, even if approved by the FDA as being bioequivalent to the F1 Formulation.

If the FDA does not approve the F8 Formulation as being bioequivalent to the F1 Formulation, the Corporation would have to conduct additional testing using the F8 Formulation which would delay the time by which the Corporation could commercialize the F8 Formulation and which would require the Corporation to incur additional expenses, all of which could adversely affect the Corporation’s financial condition or results of operations. Furthermore, the non-approval of the F8 Formulation would prevent the Corporation from using the Pen currently under development.

The development of a multi-dose pen injector for the F8 Formulation is risky, and its commercial use is subject to the approval of regulatory agencies. There can be no guarantee that the development of the multi-dose pen injector will be successful or, even if successful, that it will be approved for commercial use by regulatory agencies. The failure to obtain approval of the multi-dose pen injector using the F8 Formulation could reduce our competitive advantage vis-à-vis other potential medicine for the treatment of NASH in the general population and also result in lower sales of tesamorelin approved for the treatment of lipodystrophy in patients living with HIV.

The Corporation has undertaken through third-party service providers the development of the Pen for the F8 Formulation. Although the Pen is already used with other drugs, some development is required to adapt its delivery system to the F8 Formulation dosing. The development of a device is complex, subject to failure, and there can be no guarantee that it will result in an approved drug-device for commercial use. Any issues encountered in developing the Pen could delay its use in the development of tesamorelin for the treatment of NASH in the general population and reduce the likelihood of such device being approved for use in the treatment of NASH in the general population. Consequently, the Corporation could have to conduct additional clinical trials using the device and incur unplanned capital expenditures, thereby affecting its financial condition.

The Corporation could lose its competitive advantage vis-à-vis other potential medicine for the treatment of NASH in the general population if it is unable to develop or obtain approval of the Pen for its F8 Formulation. The Corporation could also reduce the potential growth of its tesamorelin-related franchise for the treatment of HIV-associated lipodystrophy if it is unable to introduce a Pen using the F8 Formulation for the treatment of such disease. Any delays in getting the Pen approved, or the non-approval thereof, will have a material adverse effect on the Corporation’s sales growth, financial results and business prospects.

Finally, the development of the Pen relies on agreements with single third-party service providers and exposes the Corporation to the risks faced by these third-party service providers, such as failure by these third parties to comply with applicable laws, the loss of their operating licenses, the loss of key personnel, a shutdown of their facilities as a result of financial condition, COVID-19 or other force majeure issues, as well as their failure to perform their contractual obligations under the agreements with the Corporation. The occurrence of any of those instances would have a material adverse effect on the Corporation’s business, results of operations and financial condition.

3.4                  RISKS RELATED TO OUR INTELLECTUAL PROPERTY

Our failure to protect our intellectual property may have a material adverse effect on our ability to develop and commercialize our products.

We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that our intellectual property rights are covered and protected by valid and enforceable patents, trademarks and copyrights or are effectively maintained as trade secrets. We try to protect our intellectual property position by, among other things, filing patent applications and trademark applications related to our proprietary technologies, inventions, improvements and tradenames that are important to the development of our business.

Because the patent and trademark position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope, validity, and enforceability of patents and trademarks cannot be predicted with certainty. Patents and trademarks, if issued, may be challenged, invalidated or circumvented. For example, if our patents are invalidated or found to be unenforceable, we would lose the ability to exclude others from making, using or selling the inventions claimed. Moreover, an issued patent does not guarantee us the right to use the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent us from developing our compounds, selling our products or commercializing our patented technology. Thus, patents that we own may not allow us to exploit the rights conferred by our intellectual property protection.

Our pending patent applications may not be issued or granted as patents. Even if issued, they may not be issued with claims of sufficient breadth to protect our product candidates and technologies or may not provide us with a competitive advantage against competitors with similar products or technologies. Furthermore, others may independently develop products or technologies similar to those that we have developed or may reverse engineer or discover our trade secrets through proper means. In addition, the laws of many countries do not protect intellectual property rights to the same extent as the laws of Canada, the United States and the European Patent Convention, and those countries may also lack adequate rules and procedures for defending intellectual property rights effectively.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with parties who have access to such confidential information, such as our current and prospective suppliers, distributors, manufacturers, commercial partners, employees and consultants. Any of these parties may breach the agreements and disclose confidential information to our competitors. It is possible that a competitor will make use of such information, and that our competitive position could be disadvantaged.

Enforcing a claim that a third party infringes on, has illegally obtained or is using an intellectual property right, including a trade secret or know-how, is expensive and time-consuming and the outcome is unpredictable. In addition, enforcing such a claim could divert management’s attention from our business. If any intellectual property right were to be infringed, disclosed to or independently developed by a competitor, our competitive position could be harmed. Any adverse outcome of such litigation or settlement of such a dispute could subject us to significant liabilities, could put one or more of our pending patent applications at risk of being invalidated or interpreted narrowly, could put one or more of our patents at risk of not issuing, or could facilitate the entry of generic products.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. For example, confidential information may be disclosed, inadvertently or as ordered by the court, in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. This disclosure would provide our competitors with access to our proprietary information and may harm our competitive position.

Our commercial success depends, in part, on our ability not to infringe on third party patents and other intellectual property rights.

Our capacity to commercialize EGRIFTA SV® and Trogarzo® will depend, in part, upon our ability to avoid infringing third party patents and other third-party intellectual property rights. The biopharmaceutical and pharmaceutical industries have produced a multitude of patents and it is not always easy for participants, including us, to determine which patents cover various types of products, processes of manufacture or methods of use. The scope and breadth of patents is subject to interpretation by the courts and such interpretation may vary depending on the jurisdiction where the claim is filed and the court where such claim is litigated. For instance, the fact that we own patents for the treatment of HIV-related lipodystrophy in certain jurisdictions does not guarantee that we are not infringing one or more third-party patents in such jurisdictions and there can be no guarantee that we will not infringe or violate third-party patents and other third-party intellectual property rights in the United States or other jurisdictions.

Patent analysis for non-infringement is based in part on a review of publicly available databases. Although we review from time to time certain databases to conduct patent searches, we do not have access to all databases. It is also possible that we will not have reviewed some of the information contained in the databases or we found it to be irrelevant at the time we conducted the searches. In addition, because patents take years to issue, there may be currently pending applications that have not yet been published or that we are unaware of, which may issue later as patents. As a result, there can be no guarantee that we will not violate third-party patents.

Because of the difficulty in analyzing and interpreting patents, there can be no guarantee that a third party will not assert that we infringe such third-party’s patents or any of its other intellectual property rights. Under such circumstances, there is no guarantee that we would not become involved in litigation. Litigation with any third party, even if the allegations are without merit, is expensive, time-consuming and would divert management’s attention from the daily execution of our business plan. Litigation implies that a portion of our financial assets would be used to sustain the costs of litigation instead of being allocated to further the development of our business.

If we are involved in patent infringement litigation, we would need to prevail in demonstrating that our products do not infringe the asserted patent claims of the relevant patent, that the patent claims are invalid or that the patent is unenforceable. If we are found to infringe a third-party patent or other intellectual property right, we could be required to enter into royalty or licensing agreements on terms and conditions that may not be favorable to us, and/or pay damages, including up to treble damages in the United States (for example, if found liable of willful infringement) and/or cease the development and commercialization of our product candidates. Even if we were able to obtain a license, the rights may be non-exclusive, which could result in our competitors gaining access to the same intellectual property and to compete with us.

There may be issued patents that we are unaware of that our products may infringe, or patents that we believe we do not infringe but ultimately could be found to infringe. If we were to challenge the validity of a competitor’s issued United States patent in a United States court, we would need to overcome a statutory presumption of validity that attaches to every United States patent. This means that, in order to prevail, we would have to present clear and convincing evidence as to the invalidity of the patent’s claims. We cannot guarantee that a court would find in our favour on questions of infringement and validity. Any finding that we infringe or violate a third-party patent or other intellectual property right could materially adversely affect our business, financial condition and operating results.

3.5                  REGULATORY RISKS

We may be subject to enforcement action if we engage in the off-label promotion of EGRIFTA®, EGRIFTA SV® or Trogarzo®.

Our promotional materials and training methods must comply with the Federal Food, Drug and Cosmetic Act, as amended, of the United States, or FFDCA, as well as with laws in the European Union, including EU Member States laws, and other applicable laws and regulations, including restraints and prohibitions on the promotion of off-label, or unapproved, use. Physicians may prescribe our products for off-label use without regard to these prohibitions, as the FFDCA does not restrict or regulate a physician’s choice of treatment within the practice of medicine. However, if the FDA determines that our promotional materials or training of company employees or agents constitutes promotion of an off-label use, it could request that we modify our training or promotional materials, issue corrective action, or subject us to regulatory or enforcement actions, including but not limited to the issuance of an untitled letter or warning letter, and a judicial action seeking injunction, product seizure and civil or criminal penalties. It is also possible that other federal, state or non-U.S. enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. Our reputation would also be damaged. Although our policy is to refrain from written or oral statements that could be considered off-label promotion of our products, the FDA or other regulatory agencies, such as Health Canada and the EMA, could disagree and conclude that we have engaged in off-label promotion. In addition, the off-label use of our products may increase the risk of product liability claims. Product liability claims are expensive to defend and could divert our management’s attention, result in substantial damage awards against us and harm our reputation.

We are not allowed to conduct promotional activities related to EGRIFTA SV® and Trogarzo® in Canada since none of those products have been approved in this territory. Promotional activities may begin once a drug is approved by Health Canada, in Canada.

The pharmaceutical industry is highly regulated and pharmaceutical companies are subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act.

Healthcare fraud and abuse regulations are complex, and even minor irregularities can potentially give rise to claims that a statute or prohibition has been violated. The laws that may affect our ability to operate include:

•

the federal healthcare program’s anti-kickback law, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

•

federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

•

the federal Health Insurance Portability and Accountability Act of 1996, which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	the FFDCA and similar laws regulating advertisement and labeling; and

•

European Union’s, EU Member States’ and U.S. States’ law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

In the United States, the federal anti-kickback law has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers or formulary managers on the other. Although there are several statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce or reward prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Most American states also have statutes or regulations similar to the federal anti-kickback law and federal false claims laws, which apply to items and services covered by Medicaid and other state programs, or, in several states, apply regardless of the payor. Administrative, civil and criminal sanctions may be imposed under these federal and state laws. Further, the Health Care Reform Law, among other things, amends the intent requirement of the U.S. federal anti-kickback and criminal healthcare fraud statutes. A person or entity can now be found guilty under the federal anti-kickback law without actual knowledge of the statute or specific intent to violate it. In addition, the Health Care Reform Law provides that the U.S. government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. Possible sanctions for violation of these anti-kickback laws include monetary fines, civil and criminal penalties, exclusion from Medicare and Medicaid programs and forfeiture of amounts collected in violation of such prohibitions. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our reputation, business, financial condition and operating results.

To enforce compliance with the federal laws, the U.S. Department of Justice, or DOJ, scrutinizes interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with investigations can be time and resource consuming and can divert management’s attention from the business. Additionally, if a healthcare provider settles an investigation with the DOJ or other law enforcement agencies, we may be forced to agree to additional onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. Over the past few years, a number of pharmaceutical and other healthcare companies have been prosecuted under these laws for a variety of promotional and marketing activities, such as: providing free trips or items and gifts of value to prescribers, “sham” consulting fees and grants and other monetary benefits to prescribers; reporting inflated average wholesale prices that were then used by federal programs to set reimbursement rates; engaging in off-label promotion; and submitting inflated best price information to the Medicaid Rebate Program to reduce liability for Medicaid rebates.

In addition, there has been a recent trend of increased federal and state regulation on payments made to physicians for marketing. Some states, such as California, Massachusetts and Vermont, mandate implementation of commercial compliance programs, along with the tracking and reporting of gifts, compensation and other remuneration to certain healthcare professionals. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance and/or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may run afoul of one or more of the requirements.

If our activities are found to be in violation of these laws or any other federal and state fraud and abuse laws, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our activities with regard to the commercialization of our products in the United States, which could harm the commercial sales of our products and materially affect our business, financial condition and results of operations. We cannot guarantee that we will be able to mitigate all operational risks. In addition, we cannot guarantee that we, our employees, our consultants or our contractors are or will be in compliance with all potentially applicable U.S. federal and state regulations and/or laws. Because of the far-reaching nature of these laws, we may be required to alter or discontinue one or more of our business practices to be in compliance with these laws. If we fail to adequately mitigate our operational risks or if we or our agents fail to comply with any of those regulations, laws and/or requirements, a range of actions could result, including, but not limited to, the termination of clinical trials, the failure to approve a product candidate, restrictions on EGRIFTA SV®, Trogarzo® or their respective manufacturing processes, withdrawal of EGRIFTA SV® or Trogarzo® from the market, significant fines, exclusion from government healthcare programs or other sanctions or litigation. Such occurrences could have a material adverse effect on our product sales, business and results of operations.

The scope and enforcement of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. U.S. federal or state regulatory authorities might challenge our current of future activities under these laws. Any such challenge could have a material adverse effect on our reputation, business, results of operations and financial condition. Any state or federal regulatory review of us or the third parties with whom we contract, regardless of the outcome, would be costly and time-consuming.

3.6                  LITIGATION RISKS

If we fail to comply with our contractual obligations, undertakings and covenants under our agreements with our commercial partners and third-party service providers, we may be exposed to claims for damages and/or termination of these agreements, all of which could materially adversely affect the commercialization of EGRIFTA SV® and Trogarzo®, our capacity to generate revenues and management’s attention to the development of our business.

We rely on third-party service providers for sales, marketing, distribution and manufacturing activities related to EGRIFTA SV® and Trogarzo® in the United States. Under our agreements with our third-party service providers, we have assumed certain obligations, undertakings and covenants which, if breached by us and not remedied within the agreed upon periods, could expose us to claims for damages and/or termination of these agreements. If we are unable to meet our obligations under any of our agreements with TaiMed as well as with third-party service providers which results in termination of such agreements, this will materially adversely affect our business, financial condition and operating results since we rely on single third-party service providers, each of whom performing key services for the success of our business plan.

If product liability lawsuits are brought against us, they could result in costly and time-consuming litigation and significant liabilities.

Despite all reasonable efforts to ensure the safety of our products we may be commercializing, it is possible that we or our commercial partners will sell products which are defective, to which patients react in an unexpected manner, or which are alleged to have side effects. The development, manufacture and sale of such products may expose us to potential liability, and the pharmaceutical industry has been subject to significant product liability litigation. Any claims, with or without merit, could result in costly litigation, reduced sales, significant liabilities and diversion of our management’s time and attention and could have a material adverse effect on our financial condition, business and operating results. A product liability claim could also tarnish our reputation, whether or not such claims are with or without merit.

If a product liability claim is brought against us, we may be required to pay legal and other expenses to defend the claim and, if the claim is successful, damage awards may be substantial and/or may not be covered, in whole or in part, by our insurance. We may not have sufficient capital resources to pay the damages resulting from a judgment, in which case our creditors could levy against our assets. We may also be obligated to indemnify our commercial partners and third-party service providers as well as make payments to other parties with respect to product liability damages and claims. Defending any product liability claims, or indemnifying others against those claims, could require us to expend significant financial and managerial resources and would have a material adverse effect on our reputation and our financial condition.

3.7                  GEO-POLITICAL RISKS

A variety of risks associated with our international business relationships could materially adversely affect our business.

International business relationships in the United States, Europe, China, Taiwan and elsewhere subject us to additional risks, including:

•	disruptions of important government services;

•	differing regulatory requirements for drug approvals in foreign countries;

•	potentially reduced protection for intellectual property rights, including unexpected changes in the rules governing patents and their enforcement;

•	potential third-party patent rights in foreign countries;

•

the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market, with low or lower prices, rather than buying them locally;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability, particularly in foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees traveling abroad;

•	foreign taxes;

•

foreign exchange contracts and foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the United States and Canada;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•

business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes and fires, or epidemic such as the one related to the coronavirus.

These and other risks of international business relationships may materially adversely affect our business, financial condition and operating results.

The commercialization plan for Trogarzo® in the United Kingdom, the cost associated with such commercialization and the potential conduct of clinical trials in this country has been impacted as a result of Brexit.

On December 31, 2020, the United Kingdom completed the transition period for its exit from the European Union, or Brexit. This has brought about changes in the registration and regulation of medicinal products intended for sale in the UK and the EU. The UK’s regime for regulating the manufacture, sale, licensing and distribution of medicinal products has changed since the end of the Brexit transition period. There is now a developing pathway towards achieving marketing authorization for the sale of medicinal products in both the UK and the EU, and this will increase the overall regulatory burden on us in respect of Trogarzo®. These changes to the regulatory environment may also require us to revamp certain pharmacovigilance protocols for Trogarzo®. Overall, we may incur additional costs that may adversely impact our business, operating results and financial condition. This will require time from the management team to ensure that the appropriate authorization procedures are followed to obtain market access across the relevant regions.

In addition, from January 1, 2021, in order for results obtained from the conduct of clinical trials in EU countries to be acceptable to The Medicines and Healthcare Products Regulatory Agency, or MHRA, either the sponsor or the legal representative of that clinical trial must be established in the UK or in a country on an approved list – this list, which is subject to review every three years, currently includes all countries in the EU. In terms of the data obtained from such clinical trials, the MHRA will accept Qualified Person, or QP, certified products from EU countries if they have been checked by a Responsible Person (Import). However, if the QP for the oversight process is not a UK resident, they will only able to perform the duties required in respect of the oversight process and will not be authorized to certify products within the UK. Therefore, if we decide to seek approval in the UK, we may need to put in place additional arrangements to achieve certification which may delay the conduct of our clinical trials and require more financial resources both of which could have a material adverse effect on our business, operating results and financial condition.

3.8                  OTHER RISKS RELATED TO OUR BUSINESS

We rely extensively on the information technology systems of third-party service providers to store data, such as personal identifiable information, regarding our commercial activities for EGRIFTA®, EGRIFTA SV® and Trogarzo®. Security breaches and other disruptions to those information technology systems could cause a violation of privacy laws, exposing us to liability which could cause our business and reputation to suffer.

In the ordinary course of business, we rely upon information technology and networks, most of which are managed by third parties, to process, transmit and store electronic information to manage and support our business decisions and strategy. We have no control and access over the information technology systems of third-party service providers where most of this information is stored and we are unable to assess whether appropriate measures have been implemented to prevent or limit a security breach of their information technology systems.

We also use our information technology systems to collect and store proprietary data, such as those related to our intellectual property, customers, employees and suppliers.

In connection with the commercialization of our products and with the conduct of clinical trials, we must comply with privacy laws of various countries. For instance, in Europe, we have to comply with the European Union General Data Protection Regulation, or GDPR. The GDPR introduced data protection requirements in the European Union relating to the consent of individuals to whom the personnel data relates, the information provided to the individuals, the security we must retain, the security and confidentiality of the personal data, data breach notification and the use of third-party processors in connection with the processing of personal data. The GDPR has increased the responsibility of all parties collecting personal data. As we continue to build our infrastructure in Europe, we will continue to optimize our systems to ensure compliance with the GDPR. However, our efforts to comply with the GDPR may not be successful and could increase our costs of doing business. In addition, data protection authorities of the various EU Member States may interpret the GDPR differently adding a layer of complexity in implementing adequate compliance measures.

The secure and uninterrupted operation of third-party information technology systems and of ours is material to our business operations and strategy. Unauthorized access to data files held in our information technology systems or those of third parties could result in inappropriate use, change or disclosure of sensitive and/or personal data of our customers, employees, suppliers and patients. Any such access, disclosure or other loss of information could subject us to litigation, regulatory fines, penalties or reputational damages, any of which could have a material adverse effect on our competitive position, reputation, business, financial condition and operating results.

We did not generate a profit from our operation in the last fiscal year and there can be no guarantee that we will achieve consistent profitability.

We did not generate a profit in the fiscal year ended November 30, 2020. Our profitability will mainly depend on our capacity to maintain the commercialization of EGRIFTA SV® and Trogarzo® successfully in the United States and Trogarzo® in the European Territory through a low-cost and effective distribution network, the recruitment and retention of talented personnel by Syneos, the deployment of an effective marketing campaign and through continued reimbursement coverage for EGRIFTA SV® and Trogarzo® under U.S. Medicare and Medicaid programs and under private-health insurers programs in the United States. The obtaining of reimbursement of Trogarzo® in key European countries will also impact our capacity to be profitable.

There is no guarantee that we will continue succeeding in growing sales of EGRIFTA SV® and Trogarzo® in the United States. In addition, there is no guarantee that we will be able to successfully launch, commercialize and obtain reimbursement of Trogarzo® in key European countries. If revenues grow more slowly than we anticipate or if our operating expenses exceed our expectations, our business, financial condition and operating results could be materially adversely affected and we may never sustain profitability.

We may not be able to generate sufficient cash from our operating activities to service our debt obligations.

Our ability to make payment on the Notes and our overall indebtedness will depend on future financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may be unable to maintain a level of positive cash flows from operating activities sufficient to pay the principal and interest on our Notes.

As at November 30, 2020, we had negative operating cash flow of $5,906,000. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, seek additional capital or restructure or refinance our debt. These measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and we could have to resort to insolvency laws to seek protection from our creditors.

We may require additional funding and may not be able to raise the capital necessary to fund all or part of our capital requirements.

We may need financing in order to fund all or part of our capital requirements to sustain our growth, to develop our marketing and commercial capabilities, to meet our compliance obligations with various rules and regulations to which we are subject, to conduct our research and development activities, including our Phase 3 clinical trial studying tesamorelin for the treatment of NASH and our Phase 1 clinical trial studying TH1902 for various types of cancers, and to in-license or acquire new molecules or approved products. However, our business performance may prevent us from generating enough cash-flow to meet our obligations and the market conditions may also prevent us from having access to the public market in the future at the times or in the amounts necessary.

Therefore, there can be no guarantee that we will be able to continue to raise additional capital by way of public or private offerings in the future. In such a case, we would have to use other means of financing, such as entering into private financing or credit agreements, the terms and conditions of which may not be favorable to us. In addition, the issuance and sale of substantial amounts of equity, or other securities, or the perception that such issuances and sales may occur could adversely affect the market price of our common shares.

We depend on our current personnel to pursue our business plan and the loss of our key employees and the inability to attract and hire highly qualified individuals to replace the loss of our current key employees could have a material adverse effect on our business and growth potential.

Because of the specialized nature of our business, our success depends to a significant extent on the continued service of our key employees and on our ability to be able to attract, retain and motivate qualified manufacturing, managerial and scientific personnel. We have entered into employment agreements with our executive officers and provided them with long-term incentives as a retention mechanism, but such agreements and incentives do not guarantee that our executive officers will remain employed by us for any significant period of time, or at all. In addition, we have a limited workforce to pursue our business plan and the loss of any of our key employees could materially adversely affect our business. Our third-party service provider, Syneos, has hired sales representatives and other qualified individuals to assist us with the commercialization of EGRIFTA SV® and Trogarzo® in the United States. Syneos has also hired, amongst others, medical science liaison personnel in the European Territory. Although these individuals are not our employees, the loss of any of those individuals and the inability of Syneos to attract and retain these individuals could have a material adverse effect on the commercialization of EGRIFTA SV® and Trogarzo®, and, accordingly, our business, financial condition and operating results. In addition, it could adversely affect the market price of our common shares.

There is intense competition for qualified personnel in the areas of our activities, and we and our third-party service providers may not be able to continue to attract and retain the qualified personnel necessary for the development of our business. Our failure and the failure of our third-party service providers to attract and retain such personnel could impose significant limits on our business operations and hinder our ability to successfully and efficiently realize our business plan.

We may not achieve our publicly announced milestones or our commercial objectives on time.

From time to time, we publicly announce the timing of certain events to occur or the attainment of certain commercial objectives. These statements are forward-looking and are based on the best estimate of management at the time, relating to the occurrence of such events. However, the actual timing of such events or our ability to achieve these objectives may differ from what has been publicly disclosed. Events such as beginning of commercialization of a product, levels of sales, revenues and other financial metrics may vary from what is publicly disclosed. These variations may occur as a result of a series of events, including problems with a supplier or a commercial partner, change in the procurement policy of a commercial partner or any other event having the effect of delaying the publicly announced timeline or reducing the publicly announced commercial objective. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of certain events having the effect of postponing such events or any variation in the occurrence of certain events having the effect of altering publicly announced commercial objectives could have a material adverse effect on our business, financial condition and operating results. In addition, it could adversely affect the market price of our common shares.

In connection with the reporting of our financial results, we are required to make estimates and assumptions, which involve uncertainties and any significant differences between our estimates and actual results could have an adverse impact on our reported financial position, operating results and cash flows.

The preparation of our consolidated financial statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, our management evaluates our critical and other significant estimates and assumptions, including among others, those associated with revenue and deferred revenue, stock option plan, income taxes, onerous lease provision and contingent liabilities such as clinical trial expenses, recoverability of inventories, recoverability of tax credits and grants receivable and capitalization of development expenditures. Any significant differences between our actual results and our estimates and assumptions could negatively impact our reported financial position, operating results and cash flows.

If actual future payments for allowances for discounts, returns, rebates and chargebacks exceed the estimates the Corporation made at the time of the sale of its products, its financial position, results of operations, and cash flows may be negatively impacted.

Pursuant to the Corporation’s accounts and revenue recognition policies, the product revenue recognized quarter over quarter by the Corporation is net of estimated allowances for discounts, returns, rebates and chargebacks. Such estimates require subjective and complex judgment due to the need to make estimates about matters that are inherently uncertain. Based on industry practice, pharmaceutical companies, including the Corporation, have liberal return policies, sometimes making it difficult to estimate the timing and amount of expected revenues.

A chargeback is the difference between the price the wholesaler pays the Corporation (wholesale acquisition cost) and the price that the wholesaler’s customer pays for the Corporation’s product (contracted customer). The Corporation’s products were subject to certain programs with federal government qualified entities whereby pricing on products is discounted to such entities and results in a chargeback claim to the Corporation, or for the Corporation to bill certain qualifying Public Health Service end-users at government-mandated pricing. To the extent that the Corporation’s sales to discount purchasers, such as federal government qualified entities, increases, chargeback claims will also increase. There may be significant lag time between the Corporation’s original sale to the wholesaler and the Corporation’s receipt of the corresponding government chargeback claims from the Corporation’s wholesalers.

The Corporation’s products are subject to state government-managed Medicaid programs, whereby rebates for purchases are issued to participating state governments. These rebates arise when the patient treated with the Corporation’s products is covered under Medicaid. The Corporation’s calculations require the Corporation to estimate end-user and patient mix to determine which of its sales will likely be subject to these rebates. There is a significant time lag in the Corporation receiving these rebate notices (generally several months after its sale is made). The Corporation’s estimates are based on its historical claims from participating state governments, as supplemented by management’s judgment.

Although the Corporation believes that it has sufficient allowances, actual results may differ significantly from its estimated allowances for discounts, returns, rebates and chargebacks. Changes in estimates and assumptions based upon actual results may have a material impact on its financial condition, results of operations and cash flows. Such changes to estimates will be made to the financial statements in the period in which the estimate is changed. In addition, the Corporation’s financial position, results of operations and cash flows may be negatively impacted if actual future payments for allowances, discounts, returns, rebates and chargebacks exceed the estimates the Corporation made at the time of the sale of its products

If we identify a material weakness in our internal controls over financial reporting, our ability to meet our reporting obligations and the trading price of our common shares could be negatively affected.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Accordingly, a material weakness increases the risk that the financial information we report contains material errors.

We regularly review and update our internal controls, disclosure controls and procedures, and corporate governance policies. In addition, we are required under Canadian securities laws to report annually on our internal control over financial reporting. Any system of internal controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. If we determine that our internal controls over our financial reporting are not effective, or we discover areas that need improvement in the future, these shortcomings could have an adverse effect on our business and financial results, and the price of our common shares could be negatively affected.

If we cannot conclude that we have effective internal controls over our financial reporting, investors could lose confidence in the reliability of our financial statements, which could lead to a decline in our stock price. Failure to comply with reporting requirements could also subject us to sanctions and/or investigations by the Canadian regulatory authorities.

3.9                  RISKS RELATED TO OUR COMMON SHARES

Our share price has been volatile, and an investment in our common shares could suffer a decline in value.

Since our initial public offering in Canada, our valuation and share price have fluctuated immensely and have had no meaningful relationship to current or historical financial results, asset values, book value or many other criteria based on conventional measures of the value of common shares. In the past, the market price of our common shares has fluctuated and will continue to fluctuate due to various factors including the risk factors described herein and other circumstances beyond our control. An investment in our common shares could decline in value or fluctuate significantly. Any decline in value or fluctuation in the market price of our common shares could also affect the market price of the Notes and the value of the warrants issued in the Offering.

Our revenues and expenses may fluctuate significantly and any failure to meet financial expectations and/or our own financial guidance, if any, may disappoint securities analysts or investors and result in a decline in the price of our common shares.

Our revenues and expenses have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our share price to decline. Some of the factors that could cause revenues and expenses to fluctuate include the following:

•	the level of sales of EGRIFTA SV® in the United States;

•	the level of sales of Trogarzo® in the United States;

•	the level of sales of Trogarzo® in the European Territory;

•	supply issues with EGRIFTA SV® or Trogarzo®;

•	default under the terms of our Notes;

•	the inability to complete product development in a timely manner that results in a failure or delay in receiving the required regulatory approvals or allowances to commercialize product candidates;

•	the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize our product candidates;

•	the outcome of any litigation;

•	payment of fines or penalties for violations of laws;

•	foreign currency fluctuations;

•	the timing of achievement and the receipt of milestone or royalty payments from future third parties; and

•	failure to enter into new or the expiration or termination of current agreements with third parties.

If our quarterly or annual operating results fall below the expectations of investors or securities analysts, or if we need to reduce our financial guidance, if any, the price of our common shares could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially.

If securities or industry analysts do not publish research or reports, or publish unfavorable research or reports about our business, the price of our common shares and trading volume may decline.

The trading market for our common shares will rely in part on the research and reports that industry or financial analysts publish about us, our business, our markets and our competitors. We do not control these analysts. If securities analysts do not cover our common shares, the lack of research coverage may adversely affect the market price of our common shares. Furthermore, if one or more of the analysts who do cover us downgrade our common shares or if those analysts issue other unfavorable commentary about us or our business, the price of our common shares would likely decline. If one or more of these analyst cease coverage of us or fails to regularly publish reports on us, we could lose visibility in the market and interest in our common shares could decrease, which in turn could cause our share price or trading volume to decline and may also impair our ability to expand our business with existing customers and attract new customers.

We do not intend to pay dividends on our common shares and, consequently, the ability of investors to achieve a return on their investment will depend on appreciation in the price of our common shares.

We have never declared or paid any cash dividend on our common shares and we do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business. Therefore, the success of an investment in our common shares will depend upon any future appreciation in their value. There is no guarantee that our common shares will appreciate in value or even maintain the price at which our shareholders have purchased their shares.

Our shareholder rights plan and certain Canadian laws could delay or deter a change of control.

Our shareholder rights plan entitles a rights holder, other than a person or group holding 20% or more of our common shares, to subscribe for our common shares at a discount of 50% to the market price at that time, subject to certain exceptions.

The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of the assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada.

Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

ITEM 4    DIRECTORS AND EXECUTIVE OFFICERS

4.1                  DIRECTORS

The table below sets forth the following information about our directors as of February 24, 2021: his/her name, age, province/state of residence, principal occupation, the year each director first became a director of the Corporation, his/her status as an independent director, his/her biography, his/her areas of expertise, his/her memberships on the committees of the Board of Directors, whether he/she acts as director for other public companies or entities involved in the pharmaceutical industry, and the number of common shares (the only voting securities of the Corporation), DSUs, options and Notes beneficially held or controlled.

Each elected director remains in office until the next annual meeting of shareholders, unless he/she resigns or his/her position becomes vacant following his/her death, destitution or for any other reason before the next annual meeting of shareholders.

Sheila M. Frame

Age: 59

Naples, Florida, USA

Independent

Director since:

March 29, 2019

Areas of Expertise:

-     Pharmaceutical Industry

-     Sales and Marketing

-     Strategy

-     Government Relations

-     Leadership

Other Directorship:

None

Principal Occupation		Vice President and Head of Biopharmaceuticals, North America Sandoz Inc.

Ms. Frame is currently Vice President and Head Biopharmaceuticals, North America at Sandoz Inc. (a division of Novartis) in the United States. Previously, she successively held the positions of Worldwide General Manager, Immunoscience, Worldwide Commercial Lead, Opdivo® new indications and Biomarker diagnostics, Worldwide Commercial Lead Yervoy® from the US and Vice President, specialty business at Bristol-Myers Squibb in Canada. She was also called upon to occupy several senior roles at UCB Inc. and at AstraZeneca in Canada, the US and the Nordics.

Ms. Frame completed the requirements for the Chartered Corporate Director program with the Director’s college in 2006. She also completed a Masters of Business Administration at Concordia University in Montreal and she holds a Bachelor of Arts from York University in Toronto.

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
6,000	20,043	10,600	Nil
Committees of the Board of Directors
Member of Compensation Committee

Gérald A. Lacoste

Age: 77

Rivière-Rouge,

Québec, Canada

Independent

Director since:

February 8, 2006

Areas of Expertise:

-  Securities and Market Regulations

-  Corporate Governance

-  Mergers & Acquisitions

Other Directorship:

None

Principal Occupation		Corporate Director

Gérald A. Lacoste is a retired lawyer with extensive experience in the fields of securities regulation, financing and corporate governance. He was previously Chairman of the Québec Securities Commission (now known as the Autorité des marchés financiers) and was also President and Chief Executive Officer of the Montreal Exchange. During his career, Mr. Lacoste acted as legal counsel to the Canadian Standing Senate Committee on Banking, Trade and Commerce, he chaired the Québec Advisory Committee on Financial Institutions, and was a member of the task force on the capitalization of life insurance companies in Québec. Mr. Lacoste has been a member of the North American Free Trade Agreement arbitration panel and is currently a corporate director.

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
100,000	21,936	66,746	45,000
Committees of the Board of Directors
Chair of Nominating and Corporate Governance Committee Member of Audit Committee

Paul Lévesque

Age: 57

Westmount, Québec,

Canada

Non-independent

Director since:

April 6, 2020

Areas of Expertise:

-     Pharmaceutical Industry

-     Sales and Marketing

-     Management

-     Human Resources

Other Directorship:

None

Principal Occupation		President and Chief Executive Officer of the Corporation

Paul Lévesque has built an enviable reputation in the pharmaceutical industry both here and abroad. He is recognized for his track record at delivering growth.

Paul has worked in the research-based pharmaceutical industry since 1985. He started with Upjohn Canada and then joined Pfizer Canada in 1992. He went on to occupy increasingly senior positions within the organization including as Vice President of Marketing in Canada and in France, Country Manager for Canada, Chief Marketing Officer for the U.S. in Primary Care and as Regional President in Asia-Pacific for the innovative division of Pfizer.

He also assumed the role of Global President and General Manager for the Rare Disease Unit until he joined Theratechnologies on April 6, 2020.

Paul carries a passion for bringing to patients therapies in areas of unmet medical needs and will put to contribution his learnings from his 35 years in the pharmaceutical industry.

Paul holds a BSc in biochemistry from Laval University and a Diploma in Management from McGill University. Paul is married and has three children.

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
111,200	Nil	487,421	Nil

Gary Littlejohn

Age: 65

Lac-Tremblant-Nord,

Québec, Canada

Independent

Director since:

October 15, 2018

Areas of Expertise:

-  Capital Markets

-  Corporate governance

-  Corporate Finance

-  Risk Management

Other Directorship:

None

Principal Occupation		Corporate Director

From 2008 to 2015, Mr. Littlejohn held the position of CEO and then of advisor to the Chairman and Board Member of the Arab National Investment Company, also known as ANB Invest, in Riyadh, a subsidiary of Arab National Bank. Previously, he was Managing Director of investment banking at Desjardins Securities in Montreal, a position he took after serving six years as Executive Vice-president at Ecopia Biosciences. Mr. Littlejohn also occupied various senior positions in investment banking at TD Securities, Midland Walwyn, BMO Nesbitt Burns and National Bank Financial. Most recently, he held the position of Interim CEO at Helix BioPharma. Mr. Littlejohn also served on the Board of several corporations including Helix BioPharma, ANB Invest, Aegera Pharmaceuticals, Ecopia Biosciences and The Montreal Exchange. Mr. Littlejohn holds a B.A. (Honours Economics), a BCL and a MBA from McGill University. He also completed the Director Education Program provided by the Canadian Institute of Corporate Directors in 2015. He is a retired lawyer of the Quebec Bar.

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
19,060	Nil	19,500	Nil
Committees of the Board of Directors
Chair of Compensation Committee Member of Audit Committee

Dale MacCandlish Weil

Age: 65

Baie d’Urfé,

Québec, Canada

Independent

Director since:

May 16, 2017

Areas of Expertise:

-     Healthcare Industry

-     Commercialization of       products

-     Management

-     Strategic Planning

Other Directorship:

Tetra Bio-Pharma Inc.

Principal Occupation		Corporate Director

Ms. Dale MacCandlish Weil has more than 35 years of experience in the commercialization, marketing, sale of consumer products and B2B services. From May 2018 to January 2020, Ms. Weil has been Managing Director of the Montreal Institute for Palliative Care (a branch of the Teresa Dellar Palliative Care Residence) and, in January 2020, she became Executive Director of the Teresa Dellar Palliative Care Residence and of the Montreal Institute for Palliative Care. She spent the prior 18 years of her career in management positions related to health care services such as distribution, pharmaceutical and retail pharmacy services. She worked with McKesson Canada Corporation, or McKesson, since August 1999 where she occupied the position of Vice President and Senior Vice President for various divisions of McKesson. She acted in an advisory role to the President from May 2015 to February 2018. Prior to May 2015, she acted as Senior Vice President Retail Management Services with McKesson from July 2014 to May 2015 and, from November 2011 to June 2014, she acted as Senior Vice President, Integrated Health Care Solutions, Strategy and Business Development with McKesson. Ms. Weil is a member of the board of directors of Tetra Bio-Pharma Inc. in Ontario. Ms. Weil holds a Master in Business Administration from McGill University and has obtained her certification as a certified director after successfully completing the ICD Directors Education Program.

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
16,700	5,531	41,746	2,000
Committees of the Board of Directors
Member of Nominating and Corporate Governance Committee

Andrew Molson

Age: 53

Westmount, Québec,

Canada

Independent

Director since:

October 15, 2020

Areas of Expertise:

-     Communications

-     Governance

Other Directorship:

Molson Coors Beverage Company;

Dundee Corporation

Principal Occupation		Corporate Director

Andrew Molson serves as chairman of AVENIR GLOBAL, an organization uniting seven strategic communications firms across Canada, the U.S., Europe and the Middle East. He is also chairman of Molson Coors Beverage Company and a member of the board of directors of Groupe Deschênes Inc., Dundee Corporation and the CH Group Limited Partnership, owner of evenko and the Montreal Canadiens.

He previously served as a director of The Group Jean Coutu PJC Inc. from 2014 to 2018, as Chair of Molson Coors from May 2011 to May 2013 and as its Vice Chair from May 2009 to May 2011.

He was called to the Quebec Bar in 1995 after studying law at Laval University in Quebec City. He also holds a Bachelor of Arts from Princeton University and a Master of Science in corporate governance and ethics from University of London (Birkbeck College). Mr. Molson serves on several non-profit boards, including the Institute for Governance of Private and Public Organizations, Concordia University Foundation, the Québec Blue Cross, the evenko foundation for emerging talent, the Montreal General Hospital Foundation and the Molson Foundation, a family foundation dedicated to the betterment of Canadian society.

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
30,000	Nil	Nil	Nil

Paul Pommier Age: 78 Laval, Québec, Canada Independent Director since: January 6, 1997 Areas of Expertise: - Corporate Finance - Securities - Mergers & Acquisitions Other Directorship: None	Principal Occupation		Corporate Director

Mr. Paul Pommier worked for more than 25 years at National Bank Financial Inc., his last position being Senior Executive Vice President, Corporate and Government Finance. Throughout his career, he oversaw public and private financings, mergers and acquisitions, as well as the marketing of investment offerings. Under his leadership, National Bank Financial Inc. developed notable expertise in tax-shelter financings.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
	420,100	122,208	56,146	Nil
	Committees of the Board of Directors
	Chair of the Audit Committee Member of Compensation Committee

Dawn Svoronos

Age: 67

Hudson,

Québec, Canada

Independent

Director since:

April 8, 2013

Areas of Expertise:

-  Pharmaceutical Industry

-  Commercialization of Drug Products

Other Directorship:

Xenon Pharmaceuticals Inc.;

PTC Therapeutics, Inc.;

Global Blood Therapeutics, Inc.;

Adverum Biotechnologies, Inc.

Principal Occupation		Corporate Director – Chair of the Board of the Corporation

Ms. Dawn Svoronos worked in the commercial side of the business for the multinational pharmaceutical company Merck & Co. Inc., for 23 years, retiring in 2011. From 2009 to 2011, Ms. Svoronos was President of the Europe/Canada region for Merck and from 2006 to 2009 was President of Merck in Canada. Previously held positions with Merck include Vice-President of Asia Pacific and Vice-President of Global Marketing for the Arthritis, Analgesics and Osteoporosis franchise. Ms. Svoronos is a member of the board of directors of four other public companies: Xenon Pharmaceuticals Inc. in British Columbia, Canada, PTC Therapeutics, Inc. in New Jersey, U.S.A., Global Blood Therapeutics, Inc. in San Francisco, California, and Adverum Biotechnologies, Inc. in Redwood City, California.

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
273,600	855	106,746	Nil
Committees of the Board of Directors
Member of Compensation Committee Member of Nominating and Corporate Governance Committee

Alain Trudeau Age: 61 Montréal, Québec, Canada Independent Director since: October 15, 2020 Areas of Expertise: - Accounting - Finance governance Other Directorship: None	Principal Occupation		Corporate Director

A fellow of the Quebec CPA Order, Alain Trudeau has had a distinguished career at Ernst & Young from 1982 to 2019 where he held the position of Managing Partner, Assurance Services, for EY offices in the Province of Quebec from 2008 to 2019. He was also responsible for the audit of many publicly-traded companies.

He currently serves on the board of directors of the Montréal Inc. Foundation, the Institut de médiation et d’arbitrage du Québec (IMAQ) and Blue Bridge Trust Company Inc.

From 2008 to 2019, Mr. Trudeau was a lecturer at the Collège des administrateurs de sociétés de l’université Laval in Quebec City.

Mr. Trudeau holds a Bachelor of Arts in Accounting from HEC Montréal.

Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
	11,300	Nil	Nil	Nil
Member of Audit Committee

4.2                  AUDIT COMMITTEE

Our board of directors has established an Audit Committee to review our annual financial statements prior to their approval by the board of directors and also to perform other duties, as is described in the Audit Committee’s charter adopted by the board of directors and attached hereto as Appendix A.

As of November 30, 2020, the Audit Committee was composed of four members: Paul Pommier, its Chair, Gary Littlejohn, Gérald A. Lacoste and Alain Trudeau. All four are independent and financially literate. The details mentioned hereunder describe the education and experience of the Audit Committee members that is relevant to the performance of their responsibilities, in particular any experience in preparing, auditing, analyzing and evaluating financial statements.

Paul Pommier. Mr. Pommier holds an MBA degree and has more than 25 years of experience in the financial field, notably in public and private company financings, as well as in merger and acquisition activities. While acting as a director of Royal Aviation Inc., he was also a member of its audit committee.

Gary Littlejohn. Mr. Littlejohn holds a B.A. (Honours Economics), a BCL and an MBA from McGill University. From 2008 to 2015, Mr. Littlejohn held the position of CEO and then of advisor to the Chairman and Board Member of the Arab National Investment Company, also known as ANB Invest, in Riyadh, a subsidiary of Arab National Bank. Previously, he was Managing Director of investment banking at Desjardins Securities in Montreal, a position he took after serving six years as Executive Vice President at Ecopia Biosciences. Mr. Littlejohn also occupied various senior positions in investment banking at TD Securities, Midland Walwyn, BMO Nesbitt Burns and National Bank Financial.

Gérald A. Lacoste. Mr. Lacoste has more than 30 years of experience in the fields of securities regulation, corporate finance and corporate governance. Mr. Lacoste was president of the audit committee of Amisco Ltd. from 2002 to 2009 and was also a member of the audit committee of Andromed Inc. from 2004 to 2007. Mr. Lacoste was a member of the audit committee of Génome Québec from 2006 to 2009.

Alain Trudeau. Mr. Trudeau holds a Bachelor of Arts in Accounting from HEC Montréal. From 1982 to 2019, Mr. Trudeau has had a distinguished career at Ernst & Young where he held the position of Managing Partner, Assurance Services, for Ernst & Young offices in the Province of Quebec, from 2008 to 2019. During his career, Mr. Trudeau was responsible for the audit of various publicly-traded companies.

Each member of the Audit Committee has acquired in-depth financial expertise giving each the ability to read and understand a set of financial statements which presents the breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised in our financial statements.

4.3                  EXECUTIVE OFFICERS

The table below sets forth the following information about our executive officers as of February 24, 2021: his/her name, age, province/state of residence, his/her principal occupation, the year each Executive Officer joined the Corporation, his/her biography and the number of common shares (the only voting securities of the Corporation), DSUs, options and Notes beneficially held or controlled. The information about Mr. Paul Lévesque, the President and Chief Executive Officer of the Corporation, is found in the table above regarding information about our directors.

Denis Boucher Age: 55 Montreal, Québec, Canada	Principal Occupation		Vice President, Communications and Corporate Affairs

Mr. Boucher joined the Corporation on January 8, 2018 and brings more than 30 years of experience in communications, government affairs and crisis management. Prior to joining Theratechnologies, Mr. Boucher practiced litigation and labor and employment law at a firm in the region of Montreal. He was previously a partner for 15 years at the largest public relations firm in Canada where he was in charge of the healthcare practice and business development. Mr. Boucher started his career as a television news reporter at Société Radio-Canada in Toronto and was then appointed press secretary to the President of the Treasury Board in Ottawa. Mr. Boucher holds a Bachelor of Arts Degree from Université Laval in Québec City and a Law Degree from Université de Montréal. He was called to the Quebec Bar in 2016. Upon completing a training at the Harvard Negotiation Institute in Cambridge, Massachusetts, in 2016, he was accredited by the Quebec Bar as a mediator in civil, commercial and labor law. Mr. Boucher sits on the fundraising organizing committee for the Fondation des étoiles.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
	5,980	Nil	68,122	40,000

Marie-Noël Colussi Age: 52 Laval, Québec, Canada	Principal Occupation		Vice President, Finance

Ms. Marie-Noël Colussi is a graduate of the Université du Québec à Montréal in business administration. Prior to joining us, Ms. Colussi worked for eight years with KPMG, a major accounting firm. Ms. Colussi has experience in accounting, auditing, control and taxation, particularly in research and development. She joined us in 1997, and prior to her appointment as Vice President, Finance, in February 2002, she held the positions of Director, Accounting and Internal Control and Controller.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
	11,075	3,182	105,193	10,000

Philippe Dubuc Age: 54 Montreal, Québec, Canada	Principal Occupation		Senior Vice President and Chief Financial Officer

Mr. Dubuc brings more than 25 years of experience in investment banking in the healthcare sector and in management. He started his career as a management consultant at Groupe Secor, a well-known Quebec-based consulting firm which is now part of KPMG. He then served as Managing Director, Investment Banking at National Bank Financial. In this role, he headed the healthcare group and was involved in numerous financing and M&A transactions. He later founded a manufacturing company which he sold after seven years of successful operations. Mr. Dubuc holds a M.B.A. from McGill University and a B.Comm. from Concordia University.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
	31,000	Nil	327,286	25,000

Jocelyn Lafond Age: 53 Montreal, Québec, Canada	Principal Occupation		Vice President, Legal Affairs, and Corporate Secretary

Mr. Lafond has over 20 years of experience in the fields of corporate and securities law. Mr. Lafond holds a law degree from the Université Laval and a Masters Degree in Law from the University of Toronto. He has been a member of the Barreau du Québec since 1992. Prior to joining us in 2007, Mr. Lafond was a partner with the international law firm of Fasken Martineau DuMoulin LLP.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
	18,000	5,000	260,193	8,000

Christian Marsolais Age: 58 Town of Mount Royal, Québec, Canada	Principal Occupation		Senior Vice President and Chief Medical Officer

Dr. Christian Marsolais has over 25 years of experience in the research, development and commercialization of new drugs. He started his career in international pharmaceutical companies, including Sandoz, Biochem and Pfizer, where he held different positions from medical advisor to director clinical research and medical affairs. He was also appointed to the global oncology team at Pfizer, which managed the global oncology portfolio. Dr. Marsolais joined Theratechnologies in 2007 and leads the medical team which was central to the approval of EGRIFTA® by the FDA. He was also instrumental in the efforts that led to the US and European acquisition of the commercial rights to Trogarzo® and the approval of Trogarzo® by the FDA. More recently, he also led the team to pursue the approval of Trogarzo® in Europe. Dr. Marsolais holds a Ph.D. in biochemistry from the Université de Montréal

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
	59,297	6,312	427,286	15,000

Conor Walshe Age: 47 Rathmines, Ireland	Principal Occupation		General Manager, Theratechnologies Europe Limited

Mr. Walshe is based at the Theratechnologies European head office in Dublin, Ireland. Prior to joining our European subsidiary, Mr. Walshe was General Manager and Vice President, Operations and Commercial, at Aralez Plc. Prior to Aralez Plc, Mr. Walshe spent more than 15 years in the pharmaceutical industry including at Perrigo Plc, Elan Plc and Venn Life Sciences where he was called upon to serve, among others, as CFO, Senior Vice President Commercial and Financial Operations and in product management. Mr. Walshe is a Chartered Accountant. He holds a Bachelor of Commerce and a Master in Business Studies from the University College in Dublin. He also obtained a diploma in IFRS from the Institute of Chartered Accountants and in Advanced International Corporate Finance from INSEAD.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
	Nil	Nil	90,000	Nil

4.4                  CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To our knowledge, no director and executive officer (a) is, as at February 24, 2021, or has been within the ten (10) years before February 24, 2021, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten (10) years before February 24, 2021, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

4.5                  SECURITIES HELD BY THE DIRECTORS AND EXECUTIVE OFFICERS

As at February 24, 2021, the total number of common shares (the only securities carrying a voting right) held by our directors and executive officers amounted to 1,113,312, which represented 1.19% of our outstanding common shares.

ITEM 5       INTERESTS OF EXPERTS

KPMG LLP, our auditors, is the only person or company named as having prepared or certified a statement, report or evaluation, included or mentioned in a filing under securities regulations during our most recently completed financial year.

KPMG LLP are the auditors of the Corporation and have confirmed with respect to the Corporation that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards.

External Auditors Service Fees

KPMG LLP have been acting as our auditors since 1993. In addition to performing the audit of our consolidated financial statements, KPMG LLP provided other services to us that were billed or payable in respect of each of our fiscal years ended November 30, 2020 and 2019:

Fees	Fiscal Year Ended November 30, 2020 (CA$)	Fiscal Year Ended November 30, 2019 (CA$)
Audit Fees(1)	497,667	388,600
Audit-Related Fees(2)	89,175	71,310
Tax Fees(3)	54,563	158,092
Total:	641,405	618,002
(1)	Refers to the aggregate fees billed by our external auditors for audit services, including interim reviews and work performed in connection with securities filings.
(2)

Refers to the aggregate fees billed for professional services rendered by our external auditors for translation and accounting consultations, for which $27,560 has been reclassified from audit to audit-related for the fiscal year ended November 30, 2019.

(3)	Refers to the aggregate fees billed for professional services rendered by our external auditors for tax compliance, transfer pricing, tax advice and tax planning.

ITEM 6         SECURITIES OF THE COMPANY

6.1                  AUTHORIZED SHARE CAPITAL

We are authorized to issue an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

Subject to the priority rights of holders of preferred shares, holders of common shares are entitled to any dividend declared by the board of directors, to one vote per share at meetings of our shareholders and, in the event of our liquidation or dissolution, to participate in the distribution of the assets.

Preferred shares carry no voting rights. Preferred shares may be issued at any time in one or more series. Our articles of incorporation give our board of directors the power to fix the number of preferred shares and the consideration per share, as well as to determine the provisions attached to the preferred shares of each series (including dividends, redemption and conversion rights, if any). The shares of every series of preferred shares will have priority over all our other shares, including common shares, with respect to the payment of dividends and return of capital in the event of our liquidation or dissolution.

The common shares issued represent the total voting rights pertaining to our securities.

6.2                  DIVIDEND POLICY

We have never declared or paid cash dividends on our common shares and do not anticipate paying any cash dividends on our common shares in the foreseeable future. We presently intend to retain future earnings, if any, to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors the board of directors deems relevant. In addition, the terms of any future debt or credit facility may preclude us from paying dividends.

6.3                  TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar in Canada is Computershare Trust Company of Canada which holds, at its Montreal offices, the registers related to our common shares, notes, shareholders and transfers. Our transfer agent and registrar in the United States is Computershare Trust Company NA., which holds at its Canton (MA) offices, the registers related to our common shares, shareholders and transfers.

ITEM 7        MARKET FOR SECURITIES

7.1                  PRICE RANGE AND TRADING VOLUME

Common Shares

The following table sets forth the price range and trading volume of our common shares on the TSX and on NASDAQ for the periods indicated below. However, you should not view this presentation as an indication that the market price of our common shares will continue at such levels.

	TSX			NASDAQ(2)

Period(1)	High (Cdn$)	Low (Cdn$)	Volume	High (US$)	Low (US$)	Volume

2019

December	4.31	3.44	3,543,600	3.32	2.61	3,861,300

2020

January	4.30	3.38	1,797,900	3.31	2.05	1,262,500

February	4.11	2.84	1,763,000	3.09	2.09	1,345,425

March	4.38	1.93	4,328,000	3.24	1.33	3,164,400

April	4.17	2.19	2,619,600	2.96	1.56	2,245,100

May	3.51	2.47	3,321,000	2.63	1.79	1,768,000

June	3.71	2.30	4,096,700	2.75	1.68	10,000,000

July	3.75	2.61	2,636,900	2.81	1.93	7,401,200

August	3.99	3.14	2,946,000	3.02	2.34	2,024,700

September	3.55	2.86	2,257,000	2.72	2.13	2,993,700

October	3.16	2.43	2,235,200	2.40	1.83	1,935,400

November	3.15	2.47	1,636,000	2.41	1.86	1,674,900

December	3.23	2.68	1,778,455	2.54	2.09	2,812,100

2021

January	4.16	2.72	4,907,187	3.25	2.13	7,878,300

February (to February 23)	3.95	2.82	5,313,800	3.17	2.20	22,574,900

(1)	High and low price based on intraday high and low trading prices. Source for TSX data in the above table is the TSX. Source for NASDAQ data in the above table is Yahoo Finance.

Notes

The Notes are listed on the TSX under the trading symbol “TH.DB.U”. The following table sets forth certain trading information for our Notes for the periods indicated as reported by the TSX.

	5.75% Debentures(2)

Period(2)	High (US$)	Low (US$)	Volume

2019

December	79.00	70.31	875,000

2020

January	80.00	80.00	21,000

February	86.00	74.85	246,000

March	75.00	60.00	374,000

April	80.00	78.00	7,000

May	76.00	75.00	26,000

June	78.00	70.00	308,000

July	76.00	70.00	21,000

August	74.00	72.50	61,000

September	90.00	72.00	31,000

October	84.00	70.00	22,000

November	75.00	70.00	38,000

December	75.00	61.10	223,000

2021

January	83.00	80.00	51,000

February (to February 23)	87.00	81.00	40,100

(1)	Price per US$100.00 principal amount of the 5.75% Notes.
(2)	High and low price based on intraday high and low trading prices.
Sources for data in the above table is Bloomberg.

7.2              PRIOR SALES

The following table summarizes the distribution of securities, other than those listed on a stock exchange, that we issued during the most recently completed financial year, identifying the type of security, the exercise price per security, the number of securities issued, and the date on which the securities were issued.

Date	Type of Security	Price per Security	Number of Securities

February 26, 2020	Stock Options	CA $3.22	577,800

April 15, 2020	Deferred Stock Units(1)	CA $2.58	5,814

April 15, 2020	Stock Options	CA $2.87	499,921

November 19, 2020	Deferred Stock Units	CA $3.00	10,000

November 27, 2020	Stock Options	CA $2.35	12,500

(1)    The deferred stock units are non-dilutive securities. They are redeemable for cash only.

ITEM 8     LEGAL PROCEEDINGS

In the last financial year, we were not subject to any legal proceedings and, as at February 24, 2021, we are not subject to any such proceedings.

ITEM 9     MATERIAL CONTRACTS

Note Indenture

On June 19, 2018, we entered into a trust indenture with Computershare Trust Company of Canada, or Trustee, providing for the issue of the Notes and governing the terms and conditions of the Notes as well as our rights and obligations and those of the Trustee. The Notes were issued under a final prospectus dated June 12, 2018. The Notes bear interest at a rate of 5.75% per annum, which will be payable in US dollars in equal instalments semi-annually in arrears on June 30 and December 31 of each year, commencing on December 31, 2018, computed on the basis of a 360-day year composed of twelve 30-day months. The Notes will mature at 5:00 pm (Eastern Time) on June 30, 2023. The Notes are our direct, senior obligations and are not secured by any mortgage, pledge, hypothec or other charge and rank equally and pari passu to all of our existing and future senior unsecured and unsubordinated indebtedness. The Note Indenture does not restrict us from incurring additional indebtedness, whether senior secured, pari passu or subordinated, for borrowed money or from mortgaging, pledging or charging our assets to secure any indebtedness.

The Notes are convertible at the holder’s option into fully-paid, non-assessable and freely-tradeable common shares at any time prior to the close of business on the earliest of (i) the business day immediately preceding the June 30, 2020; (ii) the business day immediately preceding the date specified by us for redemption of the Notes; and (iii) the business day immediately preceding the payment date in the event we are required to offer to repurchase the Notes in connection with a change of control, at a conversion price of US$14.85 per common share, representing a conversion rate of approximately 67.3401 common shares per US$1,000 principal amount of Notes. Holders converting their Notes will receive, as the case may be, accrued and unpaid interest thereon for the period from the last interest payment date prior to the date of conversion up to but excluding the date of conversion. Holders converting their Notes will become holders of record of common shares on the business day immediately following the date of conversion. Notwithstanding the foregoing, no Notes may be converted during the five business days preceding June 30 and December 31 of each year.

The Notes may not be redeemed by us before June 30, 2021 (except in certain limited circumstances following a change of control). On or after June 30, 2021 and prior to June 30, 2023, the Notes may be redeemed by us in whole or in part from time to time at our option on not more than 60 days’ and not less than 40 days’ prior written notice at a redemption price equal to their principal amount plus accrued and unpaid interest thereon, up to, but excluding, the date set for redemption; provided that, as of the date of the notice for redemption, the market price of our common shares is at least 130% of the conversion price of the Notes.

Bachem Agreement

We are currently renegotiating the terms of our agreement with Bachem which has now expired. This agreement provides for the manufacturing and supply of the active pharmaceutical ingredient of tesamorelin for EGRIFTA SV® and for the conduct of clinical trials. Bachem is our only validated supplier of raw materials. Despite the ongoing renegotiation of this agreement, Bachem has indicated to us that it could manufacture lots of tesamorelin, if needed.

Jubilant Agreement

On December 23, 2009, we entered into a supply and manufacturing agreement with Jubilant. This agreement provides for the manufacture and supply of the finished form of EGRIFTA SV®. Under the agreement, Jubilant must fill vials with tesamorelin, lyophilize it, label and package those vials and deliver them to locations in accordance with our instructions. The agreement contains customary representations and warranties, indemnity provisions and was originally scheduled to expire in May 2020. However, on January 7, 2020, we entered into an amendment to the Jubilant Agreement pursuant to which we amended the minimum quantity of products to purchase for the calendar year 2019-2020 and to extend the term of the agreement until December 31, 2020. The Jubilant Agreement contains a renewal provision providing for automatic successive one-year term renewals unless a party gives the other a written notice within a certain period of time of its intent not to renew the agreement. We are currently renegotiating some of the terms of the Jubilant Agreement.

Hospira Agreement

Effective March 19, 2015, we entered into a supply agreement with Hospira. Under this agreement, Hospira is responsible for manufacturing and supplying us with sterile water for injection, filled and finished in plastic vials, in connection with the sale of EGRIFTA SV® in the United States only. This agreement contains customary representations and warranties, indemnity provisions and was scheduled to expire in December 2016. The agreement has been renewed since for one-year terms pursuant to an automatic one-year term renewal provision. A party is entitled not to renew the term of this agreement by providing the other with a written notice within a certain period of time prior to the renewal term.

Sharp Agreement

On August 10, 2017, we entered into a packaging agreement with Sharp to package and ship injection tool kits for EGRIFTA SV® to our third-party logistic service provider in the United States, RxCrossroads. The agreement contains customary covenants and undertakings for the activities carried out by Sharp, allocation of risk provisions in relation to the packaging of the injection tool kits and indemnity provisions.

RxCrossroads Agreements

On November 1st, 2017, we entered into an amended and restated master services agreement and amended and restated statements of work agreements with RxCrossroads appointing it as our exclusive third-party logistic service provider and exclusive third-party distributor of EGRIFTA® and Trogarzo® in the United States. Effective November 1st, 2019, we amended the amended and restated statement of work agreements to add EGRIFTA SV® as a new product RxCrossroads was entitled to distribute. The RxCrossroads Agreements will expire in April 2020. The RxCrossroads Agreements contain customary representations and warranties from both parties, indemnification provisions, as well as termination provisions in the event of the occurrence of certain stated events. We are currently discussing the renewal of this agreement.

H.D. Smith Agreement

On September 1st, 2014, we entered into a wholesaler services agreement with H.D. Smith LLC., or H.D. Smith Agreement, appointing H.D. Smith as a non-exclusive authorized wholesaler for EGRIFTA® in the United States, or H.D. Smith Agreement.

The H.D. Smith Agreement has a one-year term and automatically renews for subsequent one-year period unless a party provides the other with a prior written notice within a confidential time period prior to the termination or renewal period of the agreement. The H.D. Smith Agreement contains customary representations and warranties from parties, payment terms, indemnification provisions as well as termination provisions in the event of the occurrence of certain stated events.

Cardinal Agreements

On August 15, 2014 and on October 23, 2014, we entered into a wholesale drop shipment agreement and a drop ship only services agreement with Cardinal Health appointing Cardinal as a non-exclusive authorized wholesaler for EGRIFTA® in the United States, or Cardinal Agreements.

The Cardinal Agreements have a one-year term and automatically renew for subsequent one-year period unless a party provides the other with a prior written notice within a certain period of time prior to renewal period of these agreements. The Cardinal Agreements contain customary representations and warranties from both parties, payment terms, indemnification provisions as well as termination provisions in the event of the occurrence of certain events.

McKesson Corporation

On May 15, 2014, we entered into a core distribution agreement with McKesson Corporation appointing it as a non-exclusive authorized wholesaler for EGRIFTA® in the United States, or McKesson Agreement

The McKesson Agreement has an indefinite term but may be terminated at any time by either party upon written notice to the other. However, in the event that we were in the process of being acquired, the McKesson Agreement may not be terminated by us without cause for twelve (12) months following the acquisition. The McKesson Agreement contains customary representations and warranties from both parties, payment terms, indemnification provisions as well as termination provisions in the event of the occurrence of certain stated events.

Morris & Dickson Agreement

On March 21, 2018, we entered into a drop ship services agreement with Morris & Dickson Co. LLC appointing it as a non-exclusive authorized wholesaler for EGRIFTA® in the United States, or M&D Agreement.

The M&D Agreement has a one-year term and automatically renew for subsequent one-year terms unless a party provides the other with a prior written notice within a certain period of time prior to a renewal period. The M&D Agreement contains customary representations and warranties from both parties, payment terms, indemnification provisions as well as termination provisions in the event of the occurrence of certain events.

Cesar Castillo, Inc.

On July 12, 2018, we entered into a distribution agreement with Cesar Castillo, Inc. appointing it as a non-exclusive authorized wholesaler for EGRIFTA® in the territory of Puerto Rico and the U.S. Virgin Islands, or Cesar Castillo Agreement. On November 1st, 2018, the Cesar Castillo Agreement was amended to add Trogarzo® as a product authorized to be distributed thereunder, and, on October 31, 2019, it was further amended to add EGRIFTA SV® as a product authorized to be distributed thereunder as well.

The Cesar Castillo Agreement has a three-year term and automatically renew for subsequent one-year terms unless a party provides the other with a prior written notice within a certain period of time prior to a renewal period. The Cesar Castillo Agreement contains customary representations and warranties from both parties, payment terms, indemnification provisions as well as termination provisions in the event of the occurrence of certain events.

TaiMed Agreement

See “ITEM 2.5. Commercialization Activities – Trogarzo” above for a description of the TaiMed Agreement.

Accredo Agreement

We entered into an amendment to our existing contracted network pharmacy agreement with Accredo on January 2, 2018, or Accredo Agreement, pursuant to which we added Trogarzo® as a product that Accredo could purchase from RxCrossroads for resale in the United States and expanded the services to be provided by Accredo to take into consideration the mode of administration of Trogarzo®. On December 18, 2019, we further amended the Accredo Agreement to add EGRIFTA SV® as a product that Accredo could purchase from RxCrossroads for resale in the United States. Prior to that, we entered into a contracted network pharmacy agreement with Accredo, effective November 24, 2015, as amended effective April 12, 2016, in connection with the commercialization of EGRIFTA®, or the Original Agreement. The Original Agreement appoints Accredo as a non-exclusive authorized purchaser of EGRIFTA®, contains a description of the services to be provided by Accredo in connection with the purchase and sale of EGRIFTA® in the United States and customary representations and warranties, provisions relating to indemnification, confidentiality, and audit rights. The Original Agreement had a one-year term with successive one-year term renewal periods. The Original Agreement has been renewed continuously and renews automatically unless a party provides the other with a written notice within an undisclosed time period of its intent not to renew it. The Original Agreement, including the amendments thereto, contains termination provisions based on the occurrence of certain stated events.

Option Care Agreement

We entered into a master services agreement, or MSA, and a statement of work, or SOW, with Option Care on January 31, 2018. Pursuant to the terms of the MSA and SOW, Option Care agreed to provide patients with various services in connection with the administration of Trogarzo®. The MSA contains, amongst others, customary representations and warranties, provisions relating to indemnification, confidentiality, intellectual property ownership and audit rights of each party. The MSA and the SOW have a two-year term from their effective dates. The MSA and the underlying SOW will renew automatically for successive one-year term periods unless a party provides the other with a written notice within an undisclosed time period of its intent not to renew the MSA and/or the SOW.

Curascript Agreement

We entered into an amended and restated wholesale product purchase agreement with Curascript on April 1, 2018 pursuant to which we added Trogarzo® as a product available for purchase and resale by Curascript. An additional amendment was entered into on October 31, 2019 pursuant to which we added EGRIFTA SV® as a product available for purchase and resale by Curascript. No other major changes were made to the original wholesale product purchase agreement we had entered into with Curascript in March 2016. The amended and restated wholesale product purchase agreement has a one-year term and renews automatically for one-year term periods unless a party provides the other with a written notice within an undisclosed time period of its intent not to renew it. The amended and restated wholesale product purchase agreement with Curascript contains, amongst others, customary representations and warranties, provisions relating to the purchase price of Trogarzo®, indemnification, confidentiality and audit rights.

Walgreen Agreement

We entered into an amended and restated contracted network pharmacy agreement with Walgreen effective March 6, 2018 pursuant to which we added Trogarzo® as a product available for purchase and resale by Walgreen. An additional amendment was entered into on November 18, 2019 pursuant to which we added EGRIFTA SV® as a product available for purchase and resale by Walgreen. No other major changes were made to the original contracted network pharmacy agreement we had entered into with Walgreen in August 2015. The amended and restated contracted network pharmacy agreement has a one-year term and renews automatically for one-year term periods unless a party provides the other with a written notice within an undisclosed time period of its intent not to renew it. The amended and restated contracted network pharmacy agreement with Walgreen contains, amongst others, customary representations and warranties, provisions relating to the purchase price of Trogarzo®, indemnification, confidentiality and audit rights.

Loxxess Agreement

On July 9, 2020, our European subsidiary, Theratechnologies Europe Limited, entered into the Loxxess Agreement pursuant to which Loxxess agreed to act as our third-party service logistic provider for Trogarzo® in certain key European countries, including Germany, France, Italy, Austria, The Netherlands, Portugal, Switzerland, the United Kingdom, Norway, Sweden, Finland and Denmark. Loxxess has also indicated to us that it is capable of serving various additional countries, including Israel and Turkey. Pursuant to the Loxxess Agreement, Loxxess receives customers’orders, stores, packages and ships Trogarzo® to European hospitals and pharmacies. Loxxess is also responsible, on our behalf, to collect payments of the goods sold to those hospitals and pharmacies. The Loxxes Agreement contain customary representations and warranties, covenants, risk allocation provisions in respect of the activities carried out by Loxxes and indemnity provisions. The Loxxess Agreement has a one-year term and is scheduled to expire in July 2021 but renews automatically for additional one-year terms unless a party provides the other with a written notice within a certain period of time preceding the expiry of the term of its intent not to renew. Unless a party is in default under the terms of the Loxxess Agreement before the end of the term and such default is not cured within the period set forth in the Loxxess Agreement, or unless the parties decide not to renew the Loxxess Agreement, this agreement will be automatically renewed in July 2021 for an additional one-year term.

Syneos Agreement

On December 4, 2016, we entered into an amended and restated master services agreement with Syneos, as amended on February 3, 2020, providing for the main terms and conditions under which Syneos would provide us with services to commercialize EGRIFTA SV® (EGRIFTA® at the time) and Trogarzo® in the United States and Trogarzo® in Europe. Each of those services has been described in specific project agreements. We have entered into project agreements relating to, amongst others, the provision of a sales force, medical science liaison and community liaison personnel, and reimbursement support personnel. The Syneos Agreement contains customary representations and warranties, indemnification, confidentiality, intellectual property and termination provisions. The Syneos Agreement is scheduled to expire on November 30, 2021, unless earlier terminated.

Asembia Agreement

On July 15, 2019, we entered into a master services agreement with Asembia, or Asembia Agreement, pursuant to which Asembia agreed to provide us with various services through the entering into of statement of works. The Asembia Agreement contains, amongst others, customary representations and warranties, provisions relating to adverse event reportings, maintenance of cyber-security measures, intellectual property rights, confidentiality and indemnification provisions. The Asembia Agreement is scheduled to expire on July 14, 2022, unless earlier terminated. The Asembia Agreement renews automatically for one-year terms unless a party provides the other with a written notice within a certain period of time of its intent not to renew it. On July 16, 2019, we entered into a statement of work with Asembia pursuant to which Asembia agreed to provide us with the services of a call center, THERA Patient Support®, for all of our commercialized products in the United States. For a description of our call center, see “Item 2.5 – Commercialization Activities – Marketing and Sales of our Products – North American Territory” above.

MGH License Agreement

On February 3, 2020, we entered into an amended and restated license agreement with the MGH, or MGH License Agreement, granting us an exclusive, worldwide, royalty-bearing license under the MGH’s rights to all data, inventions and patents rights, or Proprietary Rights, resulting from the study conducted by the MGH regarding “Tesamorelin effects on liver fat and histology in HIV”. Under the terms of the MGH License Agreement, the MGH, through Dr. Steven Grinspoon, agreed to provide services related to the study design related to the study of tesamorelin for the potential treatment of NASH in the HIV population, selection of optimal patient population, dosing, study duration and other safety matters and to participate, if need be, in regulatory meetings with the FDA or the EMA. In consideration, we agreed to make certain milestone payments to the MGH related to the development of tesamorelin and a low single-digit royalty payment on all sales of EGRIFTA SV® above a certain threshold amount. The payment of the royalty will begin upon approval by the FDA or the EMA (the first to occur) of an expanded label of tesamorelin for the treatment of NAFLD or NASH regardless of the patient population. The MGH License Agreement is scheduled to expire on the latest of (i) the date on which all issued patents, if any, and filed patent applications have expired or been abandoned, and (ii) one year after the last sale for which a royalty is due under the MGH License Agreement, unless earlier terminated pursuant to certain customary termination provisions.

WCT Agreement

On December 18, 2020, we entered into a master services agreement with WCT to define the terms and conditions pursuant to which we would retain the services of WCT to assist us with the conduct of our Phase 3 clinical trial studying tesamorelin for the treatment of NASH in the gensral population. The agreement provides for the entering of the entering of statements of work whenever services would be required from WCT. The agreement contains provisions relating to the quality of the services to be provided, covenants and undertakings of the parties in relation to services to be performed, customary representations and warranties, confidentiality, ownership of intellectual property and indemnification. The agreement has a three-year term and is scheduled to expire on December 18, 2023, subject to automatic renewal for one-year terms, unless a party provides the other with a written notice within a certain period of time preceding the expiry of the term of its intent not to renew.

Transfert Plus License Agreement

On February 25, 2019, we entered into an amended and restated royalty-bearing license agreement with Transfer Plus, or Katana License Agreement, providing us with the exclusive worldwide rights to develop, make, have made, use, sell, distribute, commercialize and import all of the technology related to the oncology platform that uses peptides as a vehicle to deliver existing cytotoxic agents to sortilin receptors which are overexpressed on cancer cells. The Katana License Agreement contains customary representations and warranties, intellectual property, confidentiality and indemnity provisions. The Katana License Agreement also provides for the payment of milestones and royalties to Transfert Plus. For a description of those milestones and of the royalties, see “Item 2.6 – Research and Development Activities – Oncology Platform” above. The Katana Licence Agreement is scheduled to expire on the latest of (i) February 2039, and (ii) the date of expiry of the last patents to be issued under the agreement or of any of the patents related to any improvements made under the licensed technology, unless earlier terminated pursuant to certain customary termination provisions.

ITEM 10   ADDITIONAL INFORMATION

Additional information with respect to our Company, including directors’ and officers’ compensation, principal holders of our securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in our Management Proxy Circular. Our financial information is provided in our comparative financial statements and Management Discussion & Analysis for our financial year ended November 30, 2020.

Additional information regarding our Company is available on SEDAR at www.sedar.com, or upon written request addressed to Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary, at 2015 Peel Street, 11th Floor, Montreal, Québec, Canada H3A 1T8. Except when our securities are in the process of distribution pursuant to a prospectus, we may charge reasonable fees if the request is from a person who does not hold any of our securities.

APPENDIX A – AUDIT COMMITTEE CHARTER

I.             Mandate

The Audit Committee (the “Committee”) is responsible for assisting the Company’s Board of Directors (the “Board”) in overseeing the following:

A.	the integrity of the Company’s financial statements and related information;

B.	the internal control systems of the Company;

C.	the appointment and performance of the external auditor;

D.	the supervision of the Company’s Risk Management; and

E.	the review and approval of related party transactions.

II.            Obligations and Duties

The Committee carries out the duties usually entrusted to an audit committee and any other duty assigned from time to time by the Board. Management has the responsibility to ensure the integrity of the financial information and the effectiveness of the Company’s internal controls. The external auditor has the responsibility to verify the fair presentation of the Company’s financial statements; at the same time evaluating the internal control process to determine the nature, extent and timing of the auditing procedures used for the financial statement audit. The Committee has the responsibility to supervise the participants involved in the preparation process of the financial information and to report on this to the Board.

Specifically, the Committee is charged with the following obligations and duties:

A.	Integrity of the Company’s Financial Statements and Related Information

1.

Review annual and quarterly consolidated financial statements and all financial information legally required to be disclosed by the Company, i.e. financial information contained in the “Management Discussion and Analysis” report, the Annual Information Form and the press releases, as the case may be, discuss such with management and the external auditor, as applicable, and suggest recommendations to the Board, as the case may be.

2.

Approve the interim Financial Statements, the interim “Management Discussion and Analysis” reports and all supplements to these “Management Discussion and Analysis” reports which have to be filed with regulatory authorities.

3.	On a periodic basis, review and discuss with management and the external auditor, as applicable, the following:

a.

major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies;

b.	the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company; and

c.

the type and presentation of information to be included in press releases dealing with financial results (paying particular attention to any use of pro-forma information or information adjusted by means of non-generally accepted accounting principles).

4.	Review and discuss reports from the external auditor on:

a.	all critical accounting policies and practices used by the Company;

b.

all material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternate treatments and disclosures and the treatment preferred by the external auditor;

c.	the external auditors’ report to the Committee on the planning of external auditing; and

d.	the external auditors’ report to the Committee on the auditing results.

B.	Supervision of the Company’s Internal Control Systems

1.	Review and discuss with management and, when appropriate, provide recommendations to the Board on the following:

a.	actual financial data compared with budgeted data;

b.	the Company’s internal control system;

c.	the relationship of the Committee with the management and audit committees of the Company’s consolidated subsidiaries. With respect to the subsidiaries, the Committee must:

•	obtain precisions as to the mandate of the audit committees;

•	enquire about internal controls and study related risks;

•	obtain copy of the minutes of the audit committees’ meetings; and

•	ensure that the critical accounting policies and practices are identical to the Company’s.

2.	Study the feasibility of implementing an internal auditing system and when implemented, establish its responsibilities and supervise its work.

3.

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

C.	Appointment and Performance Supervision of the External Auditor

1.	Provide recommendations to the Board on the selection of the external auditor to be appointed by the shareholders.

2.

Approve in advance and recommend to the Board the external auditor’s remuneration and more specifically fees and terms of all audit, review or certification services to be provided by the external auditor to the Company and any consolidated subsidiary.

3.

Supervise the performance of the external auditor in charge of preparing or issuing an audit report or performing other audit services or certification services for the Company or any consolidated subsidiary of the Company, where required, and review all related questions as to the terms of its mission and the revision of its mission.

4.

Pre-approve all engagements for permitted non-audit services provided by the external auditor to the Company and any consolidated subsidiary, and to this effect and at its convenience, establish policies and procedures for the engagement of the external auditor to provide to the Company and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Committee of all audit/review services and permitted non-audit services to be provided to the Company and any consolidated subsidiary by the external auditor.

5.	At least annually, consider, assess and report to the Board on:

a.	the independence of the external auditor, including whether the external auditor’s performance of permitted non-audit services is compatible with the external auditor’s independence;

b.

the obtaining from the external auditor of a written or verbal statement i) describing all relationships between the external auditor and the Company that may reasonably be thought to bear on their independence; ii) assuring that lead audit partner rotation is carried out, as required by law; and iii) describing any other relationship that may reasonably be thought to affect the independence of the external auditor; and

c.	the evaluation of the lead audit partner, taking into account the opinions of management and the internal auditor.

6.	At least annually, obtain and review a report by the external auditor describing:

a.	the external auditor’s internal quality-control procedures; and

b.

any material issues raised by the most recent internal quality-control review (or peer review) of the external auditor’s firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more independent audits carried out by the external auditor’s firm, and any steps taken to deal with any such issues.

7.	Resolve any disagreement between management and the external auditor regarding financial reporting.

8.	Review the audit process with the external auditor.

9.	Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Company the process for the certifications to be provided in the Company’s public disclosure documents.

10.	Meet periodically with the external auditor in the absence of management.

11.	Establish procedures with respect to hiring the external auditor’s employees and former employees.

D.	Supervision of the Company’s Risk Management

Review, report and, where appropriate, provide recommendations to the Board on the following:

1.	the Company’s processes for identifying, assessing and managing risk;

2.	the Company’s major financial risk exposures and the steps the Company has taken to monitor and control such exposures;

3.	the Company’s insurance portfolio and the adequacy of the coverage; and

4.	the Company’s investment policy.

E.	Review and Approval of Related Party Transactions

Review, approve and oversee any transaction between the Company and any related person (as defined in NASDAQ Listing Rule 5630) for potential conflicts of interest on an ongoing basis.

III.	External Advisors

In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. The Company shall provide the necessary funds to secure the services of such advisors.

IV.	Composition of the Committee

The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Company and is financially literate, as determined by the Board and in conformity with applicable laws, rules and regulations. At least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience that leads to financial sophistication, as determined by the Board. No member of the Committee shall have participated in the preparation of the Company’s or any of its subsidiaries’ financial statements at any time during the past three years.

V.	Term of the Mandate

Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next annual general meeting of the shareholders or until their successors are so appointed.

VI.	Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

VII.	Chairman

The Board appoints the Committee Chairman who will call and chair the meetings. The Chairman reports to the Board the deliberations of the Committee and its recommendations.

VIII.	Secretary

Unless otherwise determined by resolution of the Board, the Secretary of the Company shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He/she must provide notification of meetings as directed by the Committee Chairman. The Secretary is the guardian of the Committee’s records, books and archives.

IX.	Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chairman, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone to carry out this duty.

The Committee shall meet at least four times a year with management and the external auditor, and at least once a year, separately in executive session in the absence of management and the external auditor. At least once a year, the Committee invites the Chief Financial Officer of each subsidiary to present the financial information and internal control systems related to such subsidiary.

X.	Quorum and Voting

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

XI.	Records

The Committee keeps records that are deemed necessary of its deliberations and reports regularly to the Board on its activities and recommendations.

XII.	Annual Review

The Committee shall review this Charter at least annually and recommend any proposed changes to the Board for approval.

XIII.	Effective Date

This charter was adopted by the Directors at its May 3, 2004 Board meeting. It was amended by the Directors during the April 13, 2005, February 8, 2006, February 25, 2015 and August 7, 2019 Board meetings.